10/21

02060497

82- SUBMISSIONS FACING SHEET

REGISTRANT'S NAME PT Bank Buana Indonesia Tbk.

*CURRENT ADDRESS Jalan Gajah Mada No. 1A
Jakarta 10130
Indonesia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34694 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE: 12/10/02

ANNUAL REPORT 2001

82-34694

ARIS
12-31-01



PT BANK BUANA INDONESIA Tbk

CONTENTS

Corporate Information

Company Name:
PT BANK BUANA INDONESIA Tbk.

Head Office:

Jalan Gajah Mada No. 1A
Jakarta 10130
Tel: (021) 63865927, 6330585
Fax: (021) 6324467, 6324478
Website: www.bankbuana.com

Jalan Asemka No. 32-36, Jakarta 11110
Tel: (021) 6922901 (5 lines), 6922045 (7 lines),
6928645 (4 lines), 2601051 (12 lines), 2601055 (4 lines)
Fax: (021) 6912005, 6925946, 6924105, 2601013, 2601033
Domestic Telex: 42673, 42734, 42887, 42622, 42300, 42149
International Telex: 42042, 42602, 42301, 42147
PO BOX 4896, Jakarta 11048
Cable: Bank Buana Indonesia
Swift: B B I J I D J A

Date of Establishment:
August 31st 1956
Notarized by Eliza Pondaag, SH No.150
Republic of Indonesia Ministry of justice Decree
No. J.A.5/78/4 dated October 24th 1956

Business License:
Republic of Indonesia Ministry of Finance Decree
No. 203443/U.M II dated October 15th 1956
Commenced operations on November 1st 1956

Authorized Capital:
Rp. 900,000,000,000,-

Type of Business:
Banking

Number of Offices:
Office of Directors and Commissioners: 1
Operational Head Office: 1
Main Branches: 31
Sub Branches: 114
Cash Offices: 7
Total: 154




economy

Foreword by The President Commissioner

By the end of July 2001 market trust was beginning to return, marked by a strengthening of the rupiah to Rp 8,425 to the US dollar. However, the Rupiah weakened, and finally at the end of 2001 it stood at Rp 10,400. This was caused by the increase in the demand of the private sector for payment of foreign loans. In August 2001 the International Monetary Fund signed a Letter of Intent with the Indonesian Government, and this was followed by a loan disbursement of USD 395 million.

The interest rate for Bank Indonesia promissory notes (SBIs) in 2001 rose dramatically from 14.81% at the beginning of the year to 17.59% by the end of the year. This policy was adopted by the monetary authority to stabilize the currency and check the rapid inflation as a result of the fuel price increases and electricity base tariffs.

Indonesia's real Gross Domestic Product in 2001 grew 3.32%, down from 4.9% in 2000. GDP for 2001 measured based on current prices stood at Rp 1.491 trillion, while GDP based on fixed 1993 prices reached Rp 411.1 trillion, up from Rp 397.7 trillion. Per capita income jumped from Rp 4.8 million in 2000 to Rp 7.2 million in 2001. Economic growth by sector showed a 5.94% increase in public and government consumption, and the trade sector grew by 5.11% among small-to-medium scale enterprises.

The national economy was still beset by principal and interest repayments on foreign loans, and payments of interest on bank recapitalization liabilities. State revenues from sales of assets controlled by the Indonesian Bank Restructuring Agency (IBRA) and state-owned corporations (BUMN) encountered a number of obstacles, with prices being slashed as a consequence of the sluggish global economy. This was also the case for tax revenue, especially corporate income tax, which was limited by the fact that many medium-to-large scale companies continued to post negative profit.

In terms of national banking performance in 2001, total assets rose from Rp 1,030.50 trillion at the end of 2000 to Rp 1,099.70 trillion at the end of 2001. Loans rose from Rp 320.40 trillion at the end of 2000 to Rp 358.60 trillion at the end of 2001. Although there was an increase in the amount of bank loans disbursed, and the ratio of non-performing loans fell from 18.80% at the end of 2000 to 12.10% at the end of 2001, net interest margins did not follow suit. This was the result of interest rates on recapitalization of liabilities being lower than average interest rates on funds held and interest rates for ex-restructured loan portfolios being below the commercial interest rate.

Having investigated of the macro situation that is not yet conducive and the structural losses faced by the national and international economies, The Board of Commissioners has provided direction for the Company to continue to focus on serving small-to-medium scale businesses operating in areas of trade, distribution and raw material and essential commodity manufacturing, and to exercise prudent banking practices in line with Bank Indonesia regulations. As a public-listed Company, the Company will uphold and implement prevailing regulations as determined by the capital market authorities, including the exercise of transparency and accountability.

The Company's financial performance is clearly a cause for celebration. Total assets grew from Rp 10,620.37 billion at the end of 2000 to Rp 12,274.10 billion at the end of 2001. In exercising its duty as a conduit for loan disbursement, the Company recorded an increase in loans receivable from Rp 1,810.05 billion at the end of 2000 to Rp 2,697.49 at the end of 2001. Non-performing loans were relatively low, at Rp 75.58 billion, or 2.8% of total loans.

Accumulated funds rose from Rp 9,587.69 billion at the end of 2000 to Rp 10,954.45 billion at the end of 2001. Current and deposit accounts dominated, allowing the Company some breathing space to manage solid liquidity. Capital from recorded net profit continues to rise each year. Capital Adequacy Ratio (CAR) at the end of 2001 stood at 23.71%, up from 20.65% in 2000.

The hard work of all the Company's staff, the support, trust and loyalties of our customers, and our consistency of service to small and medium-scale businesses are the key reasons why the Company is set to enjoy continued growth in the years to come.

Interest on income in 2001 stood at Rp 1,669.58 billion, an increase of Rp 489.38 billion from the previous year's figure of Rp 1,180.19 billion. This is a good result, considering the current difficulties faced by the banking industry, which have made it hard for banks to return sufficient interest revenue. Net profit after tax deduction of Rp 99.85 billion was Rp 259.90 billion in 2001.

In 2002, the Indonesian economy is not expected to show a marked change from 2001. However, if we continue to draw on our experience at exploiting opportunities in the midst of these trying times, consistently adopt prudent banking practices, and maintain sufficient Capital Adequacy Ratio and productive asset quality, we are optimistic that this growth will continue.

Loan disbursements will continue to increase, but selectively. The small-to-medium scale retail and commercial sectors will also continue to be the main focus of our business, encompassing the retail, trade, distribution and the raw material and essential production industries, which have proved able to survive despite the lengthy economic crisis.

We owe our deepest appreciation and gratitude for our achievements to all our customers, the public and related Government institutions that have given us their trust, support and cooperation, and we hope that this continues in the years to come.



R. Rachmad
President Commissioner


ECONOMY CRISIS

President Director's Report

The lack of consumer confidence that arose as a result of the ongoing economic crisis that began in 1997 showed little respite in 2001. State-approved foreign investment in 2000 stood at USD 15.4 billion; by contrast, between January and August 2001 it was only USD 5.7 billion. The economic stimulus stemming from the state development budget was insufficient, as a result of the limited national income from oil and gas exports, which in 2000 totaled USD 14.3 billion, but between January and August 2001 amounted to only USD 9 billion.

The development of the medium-to-large scale business sector was still beset by the problem of loans to IBRA. Public business activities were generally limited to small-to-medium scale businesses related to the production of essential goods and commodities.

The banking sector is making efforts to adopt a prudent approach to exercising its duty as a conduit for loan disbursement. This is reflected in the growth in loans through November 2001, a large part of loans are allocated to the trade and industry, 53.96% of total loans granted by the national banking sector, with the target being small-to-medium scale enterprises.

Amid this atmosphere of distrust and the resultant sluggishness of the global economy, PT Bank Buana Indonesia Tbk. has been marked by a solid reputation, sustainable growth and positive financial performance.

In response to public demand, the Company has adopted a simple method of recording performance. The national banking sector used to expand its funding and earnings through promotion, the Company has adopted a policy of controlled growth in line with its competency. At a time when banks are competing tooth and nail to offer the largest loans and credit line to corporate customers across multiple sectors, the Company is focusing on providing capital to small-to-medium scale customers within the trade and industry sectors.

While other banks begin to compete to offer loans to such businesses, as a result of past traumatic experiences of non-performing loans, the Company has, by contrast, long enjoyed established partnerships with small-to-medium scale businesses, which have held fast even in times of difficulty. Each branch office in our network is located in a center of trade, with our experience and knowledge of providing personalized service earning us wide recognition from the public and small-to-medium scale retailers, distributors and manufacturers as trusted partners.

We continue to develop various products, including technology-based products, so that our customers have access to products that meet their needs. Today we boast an expansive network of branches located at the heart of trade centers. We have an integrated online transaction system via 154 ATMs, allowing speedy completion of transactions for our customers. At the end of 2001, 85 of our offices, located in the country's major industrial centers of Jakarta, Bekasi, Tangerang, Bogor, Serang, Bandung, Surabaya, Malang, Jember, Purwokerto and Jambi, were already online, and the remainder will come online during 2002.

Since our establishment we have continually strengthened and retained public trust in the Company through sheer hard work. We will continue to make every effort to fulfill the service needs of our customers.

We are delighted with our financial performance in 2001, a year in which we recorded total assets of Rp 12,274.10 billion, an increase of Rp 1,653.73 billion from the 2000 figure of Rp 10,620.37 billion. The greatest source of assets came from third-party funds, which amounted to Rp 10,954.45 billion, an increase of Rp 1,366.76 billion. Net profit was recorded as Rp 259.90 billion. We successfully retained the composition of third-party funds, with current and savings accounts amounting to 63.51%, and deposits amounting to 36.49% of total accumulated third-party funds.

Productive assets were up on the previous year, especially loans, which totaled Rp 2,697.49 billion, an increase of Rp 887.44 billion from the 2000 figure of Rp 1,810.05 billion.

Operating income in 2001 rose sharply from 2000. Interest on income was Rp 1,669.58 billion, interest on expenses was Rp 1,001.41 billion, yielding a net interest on income of Rp 668.17 billion, an increase of Rp 262.68 billion,or 64.78% of the 2000 figure of Rp 405.49 billion.

Net profit on operating income was Rp 259.90 billion, an increase of 156%, or Rp 158.38 billion, from the 2000 figure of Rp 101.52 billion. This caused a corresponding rise in Return on Average Assets, which in 2001 amounted to 2.27%, and Return on Average Equity, which amounted to 30.13%.

These figures are considerably higher than the industry national average. The key to the Company's success is its productive asset quality, with non-performing loans totaling Rp 75.58 billion, or only 2.80% of total loans disbursed, and all kinds of productive assets yielded a commercial rate of interest. By contrast, Non-Performing Loans across the industry reached 12.10%.

Capital structure and total equity at the end of 2001 rose to Rp 1,028.85 billion, with a CAR of 23.71%, or 15.71% higher than the minimum 8% set by Bank Indonesia. With a total retained profit at the end of 2001 amounting to Rp 422.90 billion, the Company was able to increase its total capital and total outstanding stock.

In line with the improvements in managerial quality and banking knowledge, including a deep understanding of Bank Indonesia regulations, we continued to intensify efforts to develop our human resources across all employee levels. We will continue along this path in order to improve efficiency and produce banking employees with high competencies in customer service, who understand the importance of maintaining strong customer relationships.

Based on the trust shown by all our stakeholders in the Company, the entire Board of Commissioners, Directors and staff are taking clear steps to implement prudent banking practices – not merely a slogan - and to speed up the application of Good Corporate Governance, with the aim of establishing the Company as one which yields excellent returns for its stakeholders and a high level of prosperity for all our employees, and which plays a role in the development of the national economy by serving as a productive intermediary for the business world, and contributing to state revenues through tax payments.

Although we are still beset by a weak national economy, with hard work, focus on the correct market share, and the support of capable human resources, as well as a high level of customer loyalty, the efforts made by the Company are efforts that will be advantageous to us all, provided that they are managed consistently based on the establishment and exercising of prudent banking practices.

Jimmy Kurniawan Laihad

President Director

Safe, Convenient- The Bank You Can Trust

Adopting prudent banking practices is not merely a slogan, but a policy that has been consistently implemented over the last 4 decades, since we first established a relationship based on partnership with small-to-medium scale retail and commercial businesses.

Bank Buana's ability to serve these customers has been constantly strengthened and refined. We have consistently placed a high priority on our personal relationships with our customers. Our operations, business and products are driven by our adherence to State Budget and Bank Indonesia regulations.

In 2001, total assets totaled Rp 12,274.10 billion. Productive assets totaled Rp 11,297.11 billion. Loans payable totaled Rp 2,697.49 billion. Accumulated funds totaled Rp 10.954.45 billion. Net profit totaled Rp 259.90 billion, and total equity totaled Rp 1,028.85. Return on Assets totaled Rp 2.27%, and Return on Equity totaled 30.13%. Non-performing loans accounted for 2.80% of total loans paid. CAR stood at 23.71%.

We realized our business targets in 2001 through the implementation of a strategy of controlled growth. Accumulated funds, fund source composition from current, savings and deposit accounts were all similar. To avoid the reliance on private accounts, or the certain groups of depositors. The growth of funds, prioritizing quality and liquidity, and avoiding any concentration on fund growth in fixed portfolios.

The development of products and services has been shown to fulfill the need for customer banking. The Company's main products and services are:

1. Financing Products

a. *Retail and Commercial Banking*

Since the Company was founded, our mission has remained unchanged: to serve small-to-medium scale customers in the retail and commercial sector, especially in trade, distribution and production of raw materials and basic essentials. This segment provides the largest contribution to our business in terms of revenue. By maintaining a large customer base and capping loan facilities per borrower at a relatively small value, we have been able to keep our credit risk at a relatively low level.

b. *Consumer Banking*

Consumer loans offered by the Company are made through the Company's KPR-Pondok Buana and KKB-Oto Buana schemes, both of which target our existing retail and commercial customers.

c. *Corporate Banking*

The Company also serves medium-to-large scale customers that require working capital and investment to expand the activities of the industrial sector producers of raw materials and basic needs, and export -oriented manufacturing companies.

2. Product and Services

a. *Current Accounts*

Funds may be withdrawn by cheque, current account and other means of payment. The use of funds and liquidity arrangements is widely available to customers.

b. Productive Foreign Exchange Accounts

Third-party deposits and withdrawals may be performed on any working day. A variety of currencies are available, giving customers the opportunity to profit from exchange rate fluctuations.

c. Savings Accounts

Customers can benefit from the following savings accounts, each with deposit and withdrawal facilities:

(i) Priority Savings Account

Savings accounts are offered to individuals, companies and foundations with an interest rate calculated based on the lowest current account balance within the month.

(ii) Productive Savings Account

Interest on this account is calculated based on daily balance, which is multiplied to be eligible for Buana Promo program.

(iii) Buana Plus Savings Account

An account that allows withdrawals to be made through Arta Buana ATMs.

d. Time Deposits

Third-party savings may be held in Rupiah, US Dollars, Euros, Singapore Dollars and other foreign currencies, with a choice of one, three, six and twelve-month terms.

3. Services and Electronic Banking

Services include letter of credit, bank guarantee, transfer, encashment and safe deposit box. Buana Mobile Banking electronic banking services make it easy for customers to conduct transactions whenever they wish.

With the application of banking information technology, the Company has gained recognition as the first bank to install IBM/AS 400 series 830 machines in the Asia Pacific region. The development of our electronic-based products is aimed at fulfilling our customers' needs and instilling a feeling of security.

Our network of 154 offices and 35 ATMs are located in trade and distribution centers, making it easy for customers to access them and do their banking.



Table of Network Branches Distribution

No	Province/City	A	B	C	D	E	Total	F
1	Medan	-	-	1	5	-	6	-
2	Pekanbaru	-	-	2	2	-	4	-
3	Palembang	-	-	1	4	-	5	-
4	Bengkulu	-	-	1	2	-	3	-
5	Lampung	-	-	1	2	-	3	-
6	Jambi	-	-	1	-	-	1	1
7	DKI Jakarta	1	1	3	36	-	41	30
8	West Java	-	-	4	15	3	22	1
9	Banten	-	-	1	2	-	3	-
10	Central Java	-	-	4	15	-	19	1
11	Yogyakarta	-	-	1	3	-	4	-
12	East Java	-	-	5	16	3	25	2
13	Denpasar	-	-	1	5	-	6	-
14	Sulawesi	-	-	1	1	-	2	-
15	East Kalimantan	-	-	2	4	-	6	-
16	West Kalimantan	-	-	1	1	1	3	-
17	South Kalimantan	-	-	1	1	-	2	-
	Total	**1**	**1**	**31**	**114**	**7**	**154**	**35**

A = Directors' and Commissioners' Office; B = Head Office; C = Branch Offices; D = Sub-branch Offices; E = Cash Outlets; F = ATMs

The development of our human resources is designed to strengthen the commitment of our staff at all levels to forging lasting alliances between Bank Buana and our customers. The composition of Company staff as of 31 December 2001 was:

	Description	Personnel	%
I.	**Management**		
	1. Board of Directors	6	0.13
	2. Executive Vice President	5	0.11
	3. Top Executive	42	0.90
	4. Middle Executive	784	16.79
	5. Staff and Non Staff	3,831	82.07
Total		**4,668**	**100.00**
II.	**Education**		
	1. S2 (Master)	5	0.11
	2. S1 (Bachelor)	997	21.36
	3. Diploma	553	11.84
	4. Elementary up to Senior High School	3,113	66.69
Total		**4,668**	**100.00**

- Top Executive consisting of Division Head and Branch Head.
- Middle Executive consisting of Deputy Division Head, Deputy of Branch, Department Head, Sub Branch Head, Deputy of Department Head, Cash Office Head and Authorized signer

As part of the greater community, the Company has implemented a number of activities and services through direct visits and provision of assistance to several orphanages. The Company plays an active role in the development and socialization of national boxing, as the main sponsor of various clubs, in line with its social responsibilities to the community.

Challenges and Opportunities

The sluggish global economy and the repercussions from the World Trade Center attacks have served to hamper economic recovery in Asia, including Indonesia. Internal political stability and donor support has helped to stabilize the rupiah, bank interest rates, and market confidence in the country's eventual economy recovery.

In 2002, the Indonesian economy is projected to grow by 3.5%. There is still a demand for basic and household goods for the country's 220 million inhabitants, with a per capita income of USD 700, and the Government is still the main contributor to the economy, with growth expected to be around 7.8%. In terms of supply, however, manufacturers of basic goods and export-oriented products will be the main players, and are expected to grow by around 4.6%.

Looking at the country's economic forecast for 2002, and the still-dominant opportunities within the consumer and manufacturing sectors, the Company has an opportunity to return sufficient financial growth, because its customers are mainly from the trade and industry sector. Credit-type loans will increase in line with the growth of these two sectors.



Share Trading

A total of 960,300,000 shares, or 99% of the 970,000,000 shares recorded by the Company have been issued and traded on the Jakarta and Surabaya Stock Exchanges. The increase in price and volume of shares in the Jakarta Stock Exchange for two quarters of 2000 and throughout was:

MONTH	Year of 2000			Year of 2001		
	Price Rp / Stock		Volume (,000Unit)	Price Rp / Stock		Volume (,000Unit)
	Highest	Lowest		Highest	Lowest	
January	-	-	-	775	700	2,040
February	-	-	-	700	675	330
March	-	-	-	700	650	710
April	-	-	-	675	650	310
May	-	-	-	700	675	75
June	-	-	-	700	625	150
July	900	800	15,120	725	675	630
August	880	785	14,730	675	625	160
September	820	775	2,940	675	625	425
October	800	750	1,230	650	600	405
November	775	725	1,165	700	600	285
December	775	750	1,130	950	625	6,630

Share of Dividends

In line with Chapter XII in the General Share Prospectus published on 1 July 2000, the Company's cash dividend liabilities were:

Net Profit	Dividend Cash of Net Profit
Up to Rp 100 billion	25%
Over Rp 100 billion	30%


STOCK EXCHANGE

Realization of Cash Dividends

In 2001, from net profit in 2000, the Company paid out dividends of Rp 31,040,000 – or Rp 32 per share – on 970,000,000 fully registered shares based on the decision of the Annual General Shareholders' Meeting on 25 May 2001.

Paid-up Capital

The Company's working capital of Rp 900,000,000,000 – divided into 1,800,000,000 shares at a nominal rate of Rp 500 per share. Paid-up capital amounting to Rp 485,000,000,000 was divided by 970,000,000 shares. The composition of shareholders published by PT Sirca Datapro Perdana on 31 December 2001 was as follows:

No	Name	Volume	%
1	10 Personal Establisher less than 1% ownership	59,853,000	6.17
2	Makindo Tbk. Ltd. Co	63,980,000	6.60
3	Public	130,020,000	13.40
4	Sari Dasa Karsa Ltd. Co	716,147,000	73.83
	Total	**970,000,000**	**100.00**

Shareholder Relationships and Organizations

Share ownership by the Company's Board of Commissioners and Board of Directors in the Company and other companies is:

Name	Company		Sari Dasa Karsa. Ltd. Co		Kota Mas Permai. Ltd. Co	
	Position	Share numbers	Position	Share numbers	Position	Share numbers
Raden Rachmad	Chairman	-	-	-	-	-
Lukito Winarto	Com	0.17%	-	2.79%	-	60.00%
Wimpie Wirja Surja	Com	-	-	-	-	-
Jimmy Kurniawan Laihad	PresDir	-	-	-	-	-
Kamaruddin	Dir	-	-	-	-	-
Aris Janasutanta Sutirto	Dir	-	-	-	-	-
Eddy Muljanto	Dir	0.68%	-	11.00%	-	-
Pardi Kendy	Dir	-	-	-	-	-
Safrullah Hadi Saleh	Dir	-	-	-	-	-

Com = Commissioner, PresDir = President Director, Dir = Directors

Share Participation in Other Companies

The Company's participation in ownership of shares in other companies totaled Rp 7.89 billion, with the greatest value of shares being held by PT. Bank Keppel TatLee Buana (Rp 7.5 billion).

Transactions with related parties

Transactions with parties having a special relationship with the Company as of 31 December 2001, comprising loans provided, fixed asset insurance, lease of buildings, current accounts, savings accounts, fixed-term deposit accounts, purchase and sale of foreign exchange fixed-term contracts with outstandings were:

Transaction (Rp billion)	**2001**		**2000**	
	Total	**% of total**	**Total**	**% of total**
Loans receivable outstanding	37.22	1.38%	26.47	1.46%
Fixed assets insurance	101.01	100.00%	111.14	100.00%
Prepaid rent expenses	0.17	1.13%	9.56	68.20%
Paid rent liabilities	9.56	84.56%	7.34	85.95%
Insurance liabilities	2.16	100.00%	1.52	100.00%
Demand deposits	155.06	5.03%	157.51	6.49%
Savings account	16.42	0.42%	40.56	1.05%
Time deposits	65.90	1.65%	69.77	2.11%
Foreign exchange contract liability	-	-	2.39	9.09%



Fixed assets worth 5% or more than total fixed assets

The value of fixed assets held by the Company as of December 2001 totaled Rp 299.59 billion. The Company's fixed assets worth more than 5% of the total value of fixed assets were land and Head Office buildings located on Jl Asemka No. 32-34, West Jakarta valued at Rp 15.55 billion, or 5.19% of total fixed assets.

Adherence to Capital Market Regulations

The Company did not conduct any transactions in the information category and material value, either relating to investment, expansion, divestment or acquisitions. Neither did the Company conduct contradictory transactions as stipulated in Indonesian Regulatory Authority for Indonesian Capital Markets (Bapepam) Regulation No. IX/E.1, Bapepam Decree No. 32/PM/2000 dated 22 August 2000.

In order to fulfill Bapepam's terms and conditions, the Company has elected an Independent Commissioner, and passed on all reports in accordance with type and time limit. In 2001, total salaries and allowances paid by the Company to members of the Board of Commissioners was Rp 2.09 billion, and total salaries and allowances paid to members of the Board of Directors was Rp 9.55 billion.

Implementation of Prudent Management Practices

As an Indonesian bank, the Company is compliant with all the terms and conditions set out by Bank Indonesia. As of 31 December 2001, the Bank's CAR was 23.71%, or 15.71% higher than the minimum 8% requirement. Similarly, the ratio of total loans to non-performing loans was 2.80%, or 2.20% lower than the allowable maximum of 5%.

The Board of Directors holds a weekly operations and financial evaluation meeting, at which the Board of Commissioners and the Audit Council routinely discuss policies instigated by the Board of Directors, the realization of operations and finances, and the results of the Internal Audit Unit (SKAI).

Key Financial Data

Description (Rp billion)	December 31				
	2001	2000	1999	1998*	1997*
Assets					
Cash on hand	122.67	148.48	131.50	69.83	57.78
Demand deposits with Bank Indonesia	518.88	474.23	423.24	301.14	127.66
Demand deposits with other banks, net	87.29	123.55	122.12	120.81	87.87
Placements with other banks, net	1,039.18	870.24	912.15	562.65	728.79
Marketable securities, net	6,273.14	6,460.84	6,840.84	4,842.00	257.97
Derivative receivable***	2.36	2.41	-	-	-
Obligations with reselling contract, net	1,168.43	478.56	-	-	-
Loans receivable, net	2,621.86	1,761.45	841.37	780.95	1,616.41
Acceptance receivable***	16.69	9.88	-	-	-
Investments	7.81	7.81	15.24	15.24	15.31
Other debts	35.45	23.13	11.61	12.76	62.09
Fixed assets, net	299.59	134.73	108.49	104.90	75.19
Other assets, net	80.75	125.06	137.78	60.66	50.07
Total assets	**12,274.10**	**10,620.37**	**9,544.34**	**6,870.94**	**3,079.14**
Liabilities and Equity					
Immediate liabilites	51.62	57.82	32.65	25.02	25.11
Demand depostis	3,082.17	2,428.12	2,090.73	1,431.78	642.59
Savings account	3,887.51	3,864.63	3,612.50	2,290.38	902.88
Time deposits	3,999.22	3,303.60	3,031.70	2,569.05	929.38
Certificates of deposits	0.02	0.03	0.04	0.38	1.37
Derivative liabilites***	2.66	-	-	-	-
Acceptance liabilities***	16.86	9.98	-	-	-
Borrowings	67.11	139.43	118.57	67.08	275.45
Accrued expenses	34.38	28.74	27.15	83.98	67.46
Taxes payable	62.99	49.31	53.82	83.94	14.73
Other liabilities	38.33	40.91	24.36	23.49	28.43
Estimated loss on off balance sheet transactions	2.38	1.53	1.50	9.72	-
Total liabilities	**11,245.25**	**9,924.10**	**8,993.02**	**6,584.82**	**2,887.40**
Total equity	**1,028.85**	**696.27**	**551.32**	**286.12**	**191.74**
Total liabilities and equity	**12,274.10**	**10,620.37**	**9,544.34**	**6,870.94**	**3,079.14**
Income statement					
Interest revenue	1,669.58	1,180.19	1,775.13	2,285.42	454.84
Interest expenses	1,001.41	774.70	1,208.74	1,499.75	309.38
Net interest income	668.17	405.49	566.39	785.67	145.46
Other operational expenses, net	274.70	280.10	383.65	220.84	86.01
Net operating income before allowances for uncollectible loans and other loss expenses	393.47	125.39	182.74	564.83	59.45
Recovery of allowances for uncollectible loans and other loss expenses	(36.83)	32.22	215.27	(402.66)	(16.87)
Net operating income	356.64	157.61	398.01	162.17	42.58
Net operational revenue and expenses	3.11	3.63	(3.15)	0.67	1.38
Net income before tax	359.75	161.24	394.86	162.84	43.96
Tax expenses	99.85	59.72	115.81	65.92	15.95
Net income of the year	259.90	101.52	279.05	96.92	28.01
Earning per share (in whole Rupiah)**	268	133	625	247	90

** Returned in accordance with PSAK 46 dan PSAK 50*

*** For 1997 and 1998 it is assumed that there has been a break in the nominal share value from Rp 500,000 to Rp 500*

****For 2000 and 2001, the audit work was carried out in accordance with PSAK 31 (Revision 2000), which obligates auditing of invoices and derivative liabilities, invoices and accepted liablilities*

Financial Ratio

DESCRIPTION (Rp billion)	December 31				
	2001	2000	1999	1998*	1997*
Financial Ratio					
Total liabities to total assets	91.62	93.44	94.22	95.84	93.77
Total liabities to total equity	1,092.99	1,425.32	1,631.17	2,301.42	1,505.89
Total loan receivable to total assets	21.98	17.04	9.53	16.53	53.62
Total productive assets to total assets	92.04	91.84	92.31	97.28	89.14
Total third party funds to total assets	89.37	90.36	91.52	91.57	80.42
Operational Business Ratio					
Net Interest income to Average total assets	5.84	4.02	6.90	15.79	5.10
Net Interest income to Average total equity	77.46	65.00	135.27	328.83	79.11
Net Interest income to total productive assets	6.33	4.36	7.31	16.67	5.83
Net other operational expenses to Average total assets	2.40	2.78	4.67	4.44	3.02
Net other operational expenses to Average total equity	31.85	44.90	91.60	92.39	46.78
Net other operational expenses to Average total productive assets	2.63	3.08	5.18	5.01	3.44
Return on assets	2.27	1.01	3.40	1.95	0.98
Return on equity	30.13	16.28	66.64	40.57	15.23
Net income to Average total productive assets, net	2.46	1.09	3.60	2.06	1.12
Operational revenue (expenses) to interest revenue	21.36	13.35	22.42	7.10	9.36
Net income before tax to interest revenue	21.54	13.66	22.24	7.12	9.66
Net income to interest revenue	15.57	8.60	15.72	4.24	6.16
Growth Ratio					
Net interest income	64.78	(28.41)	(27.91)	440.11	1.70
Net operational revenue (expenses)	126.30	(60.40)	145.43	280.86	(4.67)
Net income	156.00	(63.62)	187.91	246.05	(13.12)
Total assets	15.57	11.17	38.91	123.15	17.49
Total liabilities	13.31	10.24	36.57	128.05	18.11
Total equity	47.76	26.29	92.69	49.22	8.94
Loans receivable to total productive assets, net	23.82	18.52	10.32	17.00	60.15
Loans receivable to third party funds (LDR)**	24.62	17.58	9.87	17.10	61.22
Allowances for loans written off to total loans receivable	2.80	2.69	7.46	31.26	2.10
Non performing loans to total loans receivable	2.80	3.85	13.26	57.08	9.23
Capital Adequacy Ratio (CAR)**	23.71	20.65	24.41	16.06	9.00

** Returned in accordance with PSAK 46 and PSAK 50*

*** Calculation in accordance with Bank Indonesia Regulations*

The fluctuations in interest rates and national banking liquidity experienced in 2001 almost never happened. The structurization and consolidation of the banking sector, which had been taking place since 1998, had led to a return of consumer trust. However, the ability to record net interest on income was still the main problem, because of the amount of outstanding loan restructurization and the efforts to reduce non-performing loans. On the financing side, many banks still depended on time deposits with high rates of interest for their source of funding.

In the midst of this continuing consolidation, the Company has recorded above-average growth in financial performance.

Business and Financial Results

Net Profit

In 2001, the Company recorded net profit of Rp 259.90 billion, an increase of Rp 158.38 billion, or 156%, over the 2000 figure of Rp 101.52 billion. This increase in net profit had a positive effect on the total equity of the Company.

Main Profit and Loss Components

December 31 (Rp billion)	2001	2000	Growth	
	Rp.	Rp.	Rp.	%
Interest Income,comprised the credit provision	1,669.58	1,180.19	489.39	41.47
Interest Liability, comprised the paid provision	(1,001.41)	(774.70)	226.71	29.26
Net. Interest Income	668.17	405.49	262.68	64.78
Other operational income	107.68	38.59	69.09	179.03
Other operational liability	(419.21)	(286.47)	132.74	46.33
Net. Operational Income	356.64	157.61	199.03	126.28
Non Operational Income and Liability	3.11	3.62	(0.51)	(14.17)
Net Income before tax	359.75	161.23	198.52	123.13
Tax Expenses	(99.85)	(59.71)	40.14	67.22
Net. Income	259.90	101.52	158.38	156.00



Interest Revenue

Interest revenue in 2001 amounted to Rp 1,669.58 billion, an increase of Rp 489.39 billion, or 41.47%, over the 2000 figure of Rp 1,180.19 billion. The greatest increase came from income on securities amounting to Rp 301.99 billion, and income from interest on loans amounting to Rp 172.13 billion.

Graph showing Interest revenue


80%
60%
40%
20%
0%
72.04%
22.38%
3.43%
0.14%
2.11%
76.32%
16.94%
4.19%
0.19%
2.36%
2001
2000
Loans disbursed
Marketable Securities
Placement with other banks
Demand deposits with other banks
Commissions

Net income contribution from securities continued to dominate total interest on income, amounting to Rp 1,202.72 billion, and comprised interest on income from Bank Indonesia Certificates totaling Rp 1,036.23 billion, and interest on income from other securities totaling Rp 166.49 billion. As a percentage of interest on income from securities fell from 76.32% of total interest on income in 2000 to 72.04% of total interest on income in 2001. Loan interest revenue contributions given absolutely or as a percentage rose by Rp 199.91 billion, or 16.94% of total interest on income, in 2000, to Rp 372.03 billion, or 22.28% of total interest on income in 2001, owing to the increase in loans disbursed by the Company.

Rupiah loan interest rates stood at 17.65%, or almost the same as the interest rate for Bank Indonesia Certificates, which amounted to 17.59%. This was one attempt to maintain our relationship with our borrowing customers, and even attract new quality borrowers. More important, the growth achieved by the Company should be shared with all employees. This resulted in a fall in outstanding securities, while outstanding loans increased by a relatively large margin.

Table: Interest Revenue and Expenses

Desember 31 (Rp billion)	2001		2000		Growth	
	Rp.	%	Rp.	%	Rp.	%
Interest Revenue						
Loans receivable	372.03	22.28	199.91	16.94	172.12	86.10
Placement with other banks	57.22	3.43	49.50	4.19	7.72	15.59
Marketable Securities :	1,202.72	72.04	900.74	76.32	301.98	33.53
* Bank Indonesia Promessory Notes	1,036.23	62.07	857.21	72.63	179.02	20.88
* Other Marketable Securities	166.49	9.97	43.53	3.69	122.96	282.48
Demand Deposits with other banks	2.39	0.14	2.24	0.19	0.15	6.70
Commissions	35.22	2.11	27.80	2.36	7.42	26.69
Total Interest Revenue	**1,669.58**	**100.00**	**1,180.19**	**100.00**	**489.39**	**41.47**
Interest Expenses						
Demand Deposits	141.43	14.12	121.32	15.66	20.11	16.57
Saving Accounts	391.47	39.09	334.00	43.11	57.47	17.21
Time Deposits	448.35	44.77	301.72	38.95	146.63	48.60
Interbank Borrowings	19.61	1.96	17.40	2.25	2.21	12.69
Others	0.55	0.05	0.26	0.03	0.29	111.54
Total Interest Expenses	**1,001.41**	**100.00**	**774.70**	**100.00**	**226.71**	**29.26**



Interest Expenses

Interest on expenses from third parties was the greatest component for total interest on expenses. Interest on expenses rose by 29.26%, or Rp 226.71 billion, from Rp 774.70 billion in 2000 to Rp 1,001.41 in 2001. Total interest on third-party expenses amounted to Rp 981.25 billion, or 97.98% of total interest on expenses.

Composition on expense interest on current, savings and deposit accounts compared to total interest on third-party expenses rose by 14.12%, 39.09% and 44.77% respectively. The composition of third-party funds held in current, savings and deposits was 28.11%, 35.40% and 36.49% of total third-party funds. The source of current account funding produced the greatest contribution to the Company's low average interest rate.

Net Interest Revenue

Net interest revenue amounted to Rp 668.17 billion in 2001, an increase of Rp 262,675, or 64.78%, over the 2000 net interest revenue, which totaled Rp 405.49 billion. This increase was in line with efficient and high-quality asset management. Of the total assets held by the Company, 92.04% were productive assets at a commercial rate of interest. Loan distributions supported the growth in customers' businesses, reflected in the absolute value and the low percentage of non-performing loans. The increase in net interest on income is also evidence of the high public confidence to deposit their funds in the Bank.

Graph showing Composition of Net Expenses



50%
40%
30%
20%
10%
0%
14.12%
39.09%
44.77%
1.96%
0.05%
15.66%
43.11%
35.95%
2.25%
0.03%
2001
2000
Loans disbursed
Marketable Securities
Placement with other banks
Demand deposits with other banks
Commissions

Other Operational Revenue

Other operational revenue as of 31 December 2001 and 30 December 2000 is shown in the table below:

December 31 (Rp billion)	2001		2000		Growth	
	Rp.	%	Rp.	%	Rp.	%
Other operational revenue						
Revenue from foreign currency transactions. Net	20.06	18.63	12.61	32.68	7.45	59.06
Revenue from derivative transactions. Net	9.20	8.54	1.94	5.04	7.26	373.20
Revenue from commissions and service non loans receivable	25.65	23.82	24.03	62.27	1.62	6.72
Other revenue. Net	52.78	49.01			52.78	
Total	**107.68**	**100.00**	**38.59**	**99.99**	**69.10**	**179.07**
Other operational expenses						
(Expenses) Recovery of allowance of loans written off, and other productive assets. Net	(36.83)	(8.78)	32.22	11.25	69.05	114.31
Un-realization revenue (Expenses) due to marketable securities traded value reduction	(6.15)	(1.47)			6.15	-
Personnel	(152.52)	(36.38)	(126.04)	(44.00)	26.48	21.01
Building	(24.03)	(5.73)	(15.05)	(5.25)	8.98	59.68
General and Administrative	(199.67)	(47.63)	(177.61)	(62.00)	22.06	12.42
Total	**(419.21)**	**(100.00)**	**(286.47)**	**(100.00)**	**132.74**	**46.34**
Total other operational revenue. Net	(311.53)	-	(247.88)	-	63.65	25.68

In 2001, the Company recorded other operational income of Rp 107.68 billion, an increase of Rp 69.10 billion from the 2000 figure of Rp 38.59 billion. The largest increase was from income from foreign exchange transactions amounting to Rp 7.45 billion, and income from derivative transactions amounting to Rp 7.26 billion. Estimated other operational income in 2001 rose by Rp 52.78 billion, especially from the return of the value of take over collateral amounting to Rp 35.67 billion.

Other Operational Expenses

In 2001, other operational expenses amounted to Rp 419.21 billion, an increase of Rp 132.74 billion from the 2000 figure, which was Rp 286.47 billion. Employee expenses totaling Rp 152.52 billion represented 36.38% of total other operational income.

Compared to employee overheads in 2000, there was an increase of Rp 26.48 billion, with the biggest rise recorded by salary payments amounting to Rp 5.51 billion, and pension payments amounting to Rp 5.68 billion.

General and administrative expenses rose by Rp 22.06 billion, or from Rp 177.61 billion in 2000 to Rp 199.67 billion in 2001. The General and administrative expenses occurred as a result of the increase in the costs of goods and services in 2001. Since maintenance costs rose by Rp 1.26 billion, telecommunications costs rose by Rp 4.04 billion, and stationery and catering costs rose by Rp 2.72 billion. Gratification costs rose by Rp 4.81 billion, and the losses from reduction rose by Rp 9.98 billion.

As a percentage, general and administrative expenses decreased in 2001, or 47.63% of total other operational expenses compared to the 2000 figure, which amounted to 62.60% of total other operational expenses.

Financial and Business Growth

Assets

As of 31 December 2001, total Company-owned assets amounted to Rp 12,274.10 billion. This represented an increase of Rp 1,653.73 billion, or 15.57%, from the 2000 figure of Rp 10,620.37 billion. The greatest increase was the result of the disbursement of loans totaling Rp 887.44 billion. Re-sellable liabilities totaling Rp 701.89 billion, owing to reclassification and forecast increases in securities and the rise in fixed assets totaling Rp 185.10 billion.

Investments

Accumulated funds were invested with productive assets. The Company's total productive assets totaled Rp 11,297.11 billion, or 92.04% of total assets, at the end of 2001. Investment in the Bank in securities continued to dominate, accounting for Rp 6,281.32 billion, or 55.60% of total productive assets. Of these, Bank Indonesia Certificates accounted for Rp 5.516 billion, or 48.83% of total productive assets. This increase of Rp 1,542.64 billion was the result of increases in loan disbursements amounting to Rp 887.44 billion, other securities amounting to Rp 523.04 billion, and placements with other banks worth Rp 170.65 billion.

Chart of Assets, Liabilities and Equity Growth



Rp billion
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
12,274.10
11,245.25
1,028.85
10,620.37
9,924.10
696.27
2001
2000
Assets
Liabilities
Equity

Table of Productive Assets

December 31 (Rp billion)	2001		2000		Growth	
	Rp.	%	Rp.	%	Rp.	%
Demand deposits with other banks	88.17	0.78	124.80	1.28	(36.63)	(29.35)
Placement with other banks	1,049.68	9.29	879.03	9.01	170.65	19.41
Marketable securities:	6,281.32	55.60	6,462.04	66.25	(180.47)	(2.79)
Bank indonesia Promissory notes	5,516.00	48.83	6,219.75	63.76	(703.50)	(11.31)
Other marketable securities	765.32	6.77	242.29	2.48	523.04	215.87
Purchase and sales of forward marketable securities contract	1,180.45	10.45	478.56	4.91	701.89	146.67
Loans receivable	2,697.49	23.88	1,810.05	18.56	887.44	49.03
Total	**11,297.11**	**100.00**	**9,754.48**	**100.00**	**1,542.64**	**15.82**



Loans

The national banking industry, of which the Company is a member, has not yet succeeded in maximizing its intermediary function, as is shown by the fact that the greater amount of funds are still deposited in the form of Bank Indonesian Certificates. In 2001, the Company granted loans totaling Rp 2,697.49 billion, a considerable increase of Rp 887.44 billion, or 49.03%, from the 2000 figure of Rp 1,810.05 billion.

Excess Company funds deposited as Bank Indonesia Certificates totaled Rp 5,516 billion were generated as a result of increased public trust in the prudent banking principles adopted by the Company.

We have the Skills and the Experience to Provide Excellent Service to the Small-to Medium Scale Business Community

The dominant economic sector funded by the Company is the trade, restaurant and hotel industry and the industrial sector, accounting for Rp 1,237.59 billion, or 45.88%, and Rp 660.55 billion, or 24.49% of total loans disbursed respectively. Loans granted to these two economic sectors grew by Rp 321.62 billion and Rp 237.67 billion respectively.

The Company's determination to concentrate on funding these two sectors is based on an assessment of Indonesia's economic potential, with its more than 220 million inhabitants and its constantly rising per capita income. With its population spread across a vast archipelago, there is a huge demand for basic commodities, a high mobility, and a broad link for related business players.

Table of Loans Disbursed by Economic Sector

December 31 (Rp billion)	2001		2000		Growth	
	Rp.	%	Rp.	%	Rp.	%
Agriculture and Agriculture infrastructure	20.15	0.75	11.79	0.65	8.36	70.88
Mining	0.62	0.02	0.28	0.02	0.34	121.43
Industry	660.55	24.49	422.88	23.36	237.67	56.20
Electricity, Gas and Water	0.25	0.01	0.27	0.01	(0.02)	(7.140)
Construction	51.23	1.90	34.86	1.93	16.37	46.95
Trading, restaurant and hotel	1,237.59	45.88	915.97	50.60	321.62	35.11
Transportation,warehousing and Communication	134.11	4.97	20,55	1.14	113.56	552.58
Business Service	265.64	9.85	100.11	5.53	165.53	165.35
Social Service	23.97	0.89	17.30	0.96	6.67	38.57
Others	303.38	11.25	286.04	15.80	17.34	6.06
Total	**2,697.495**	**100.00**	**1,810.05**	**100.00**	**887.44**	**49.03**



The distribution of loans granted by the Company at the end of 2001 based on a credit scale up to Rp 2.5 billion produced Rp 2,046.74 billion, or 75.87% of total loans disbursed. For loans of Rp 10 billion or more, loans totaling Rp 332.80 billion, or 12.34% of total loan disbursements, were granted.

On the credit scale up to Rp 500 million, loans totaling Rp 1,201.04 billion, or 44.52% or total loan disbursements, were granted. Loan disbursements reflected the fact that the Company's call for the establishment and implementation of prudent banking principles is no empty slogan.

Table of Loans Disbursed by Loan Scale

December 31 (Rp billion)	2001		2000		Growth	
	Rp.	%	Rp.	%	Rp.	%
Up to Rp 500 million	1,201.04	44.52	894.32	49.41	306.72	34.30
Rp 500 million to Rp 2,5 billion	845.70	31.35	494.03	27.29	351.67	71.18
Rp 2,5 billion to Rp 10 billion	317.95	11.79	294.47	16.27	23.49	7.98
Over 10 billion	332.80	12.34	127.24	7.03	205.56	161.56
Total	**2,697.49**	**100.00**	**1,810.05**	**100.00**	**887.44**	**49.03**

We understand the pattern that governs the changing face of a business, and consider the need for working capital. The Company's borrowers are generally drawn from retail, trade, distribution, raw materials production and basic commodities backgrounds, with a 3-month turnover and grace period.

The Company offers a number of credit facilities in line with the requirements and business turnover of our customers. Our customers need current account loans to make payments in line with their business activities. The table below shows that current account loans totaled Rp 1,453.49 billion, or 53.88% of total loans granted in 2001.

Table of Loans Disbursement by Loan Types

December 31 (Rp billion)	2001		2000		Growth	
	Rp.	%	Rp.	%	Rp.	%
Current account overdrafts	1,453.49	53.88	956.15	52.82	497.34	52.01
Promissory loans	84.61	3.14	75.60	4.18	9.01	11.92
Import loans	51.83	1.92	28.65	1.58	23.18	80.91
Fixed loans	131.09	4.86	110.86	6.12	20.23	18.25
Installment loans	499.27	18.51	292.50	16.16	206.77	70.69
Housing loans	166.82	6.18	95.80	5.29	71.02	74.13
Investment loans	135.67	5.03	47.62	2.63	88.05	184.90
EXIM VI loans	7.04	0.26	15.95	0.88	(8.91)	(55.86)
Vehicle loans	123.45	4.58	135.14	7.47	(11.69)	(8.65)
Export loans	27.63	1.02	26.39	1.46	1.24	4.70
Agriculture project	0.52	0.02	2.64	0.15	(2.12)	(80.30)
Multi purpose loans	3.02	0.11	0.96	0.05	2.06	214.46
Employee loans	5.03	0.19	4.92	0.27	0.11	2.24
Apartment loans	0.56	0.02	1.33	0.07	(0.77)	(57.89)
Syndicated loans	7.46	0.28	15.54	0.86	(8.08)	(51.99)
Total	**2,697.49**	**100.00**	**1,810.05**	**100.00**	**887.44**	**49.03**

Loans disbursed by the Company were predominantly in the form of working capital, and amounted to Rp 2,257.91 billion, or 83.70%, of total loans made. Total loan disbursements rose by Rp. 887.44 billion, with working capital accounting for Rp. 782.90 billion of this amount. Aside from a general greater need for credit, this increase was also the result of unit price increases for goods and services that occurred during 2001. Consumer loans accounted for Rp 305.75%, or 11.33%, including payments made for the purchase of vehicles and real estate for residential and business use.

Table of Loan Disbursement by Usage

December 31 (Rp billion)	2001		2000		Growth	
	Rp.	%	**Rp.**	%	**Rp.**	%
Working Capital	2,257.91	83.70	1,475.01	81.49	782.90	53.08
Investment	133.83	4.96	107.05	5.91	26.78	25.01
Consumption	305.75	11.33	227.99	12.60	77.76	34.11
Total	**2,697.49**	**100.00**	**1,810.05**	**100.00**	**887.44**	**49.03**

After experiencing huge losses from non-performing loans, the national banking industry shifted its focus towards the retail and commercial sector. The small-to-medium scale retail and commercial entrepreneurs that have managed to continue trading are those that have continually applied prudent banking principles and taken out loans in line with their turnover. Goods and services sold or produced by them are mostly goods and services designed to meet basic community and household needs.

The Company's experience and knowledge of serving its retail and commercial customers since its establishment is reflected in the outstanding loans for the retail and commercial sectors, amounting to Rp 1,743.20 billion, or 64.62% and total loans disbursed. Consumer credit was recorded as high as Rp 298.88 billion, or 11.08% including home credit (KPR-Pondok Buana, and motor vehicle loans (KKB-Oto Buana).


KPR
BUANA

Table of Loan Disbursement by Business Scale

December 31 (Rp billion)	2001		# Account	2000		# Account
	Rp.	%		Rp.	%	
Consumer loan	298.88	11.08	5.074	238.16	13.16	3.983
Retail & Commercial loan	1,743.20	64.62	11.280	1,142.56	63.12	9.404
Corporate loan	655.41	24.30	134	429.33	23.72	104
Total	**2,697.49**	**100.00**	**16.488**	**1,810.05**	**100.00**	**13.491**

The Company determines the loan maturity periods. In general, the funds were used for working capital for small-scale trading, distribution and industrial companies, with a three-month turnover. One-month fixed-term loans amounted to Rp 1,802.34 billion, or 66.82% billion - of total loans disbursed.

Table of Loan Disbursement by Maturity Date

(Rp. billion)

Desember 31 (Maturity)	2001		2000		Growth	
	Rp.	%	Rp.	%	Rp.	%
Up to 1 year	1,802.34	66.82	1,263.56	69.81	538.78	42.64
> 1 year - 3 years	524.40	19.44	332.86	18.39	191.54	57.54
> 3 years - 5 years	307.35	11.39	174.75	9.65	132.60	75.88
> 5 years	63.40	2.35	38.88	2.15	24.52	63.07
Total	**2,697.49**	**100.00**	**1,810.05**	**100.00**	**887.44**	**49.03**

Funding Sources

Third-Party Funds

Total third-party funds as of 31 December 2001 totaled Rp 10,954.45 billion, a significant increase of Rp 1,366.76 billion, or 14.25%, from the 2000 figure of Rp 9,587.69 billion.

Table of Composition and Total Third-Party Accounts

December 31 (Rp billion)	2001		# Account	2000		# Account
	Rp	%		Rp	%	
Demand Deposit	3,079.89	28.12	30.960	2,425.51	25.30	30.201
Saving Account	3,877.45	35.40	165.478	3,860.55	40.27	162.981
Time Deposit	3,997.12	36.49	40.524	3,301.63	34.44	36.119
Total	**10,954.45**	**100.00**	**236.962**	**9,587.69**	**100.00**	**229.301**

At the end of 2001 the average current account balance was Rp 99.47 million, compared to Rp 80.39 million at the end of 2000. Average savings account balance in 2001 was Rp 23.43 million, compared to Rp 23.71 million in 2000.

Graph Showing Third Party Fund Composition



50%
40%
30%
20%
10%
0%
28.12%
35.40%
36.49%
25.30%
40.27%
34.43%
2001
2000
Demand Deposits
Saving Accounts
Time Deposit

Loans Receivable

Loans receivable as of 31 December 2001 totaled Rp 67.11 million, a fall of Rp 72.32 billion from the 2000 figure of Rp 139.43 billion. Long-term loans fell by Rp 6.33 billion following the return of basic loans disbursed to farmers under the World Bank and Bank Exim Japan. The Company experienced no risk from exchange rate fluctuation, as the loans were paid off at the same rate of exchange as was recorded at the time of disbursement.

Table of Loan Receivable

December 31 (Rp billion)	**2001**	**2000**	**Growth**	
	Rp.	Rp.	Rp.	%
Borrowings from other banks	13.21	79.20	(65.99)	(83.32)
Short term borrowings		-		
Call money, Rupiah	-	79.00	(79.00)	(100.00)
Call money, Foreign Currencies	13.21	0.20	13.01	6.505
Long term borrowings	53.90	60.23	(6.33)	(10.51)
World Bank loan (AFP Facility)	4.91	5.80	(0.89)	(15.34)
Exim Bank of Japan loans	48.99	54.43	(5.44)	(9.99)
Total	**67.11**	**139.43**	**(72.32)**	**(51.87)**

Equity

Total equity as of 31 December 2001 amounted to Rp 1,028.85 billion, an increase of Rp 332.58 billion from the 2000 figure. The greatest increase resulted from net profit, which totaled Rp 259.90 billion, and from the difference in the value of fixed assets of Rp 103.28 billion following re-evaluation.

Management and Control of Risk

The Indonesian banking sector, of which the Company is a member, is demonstrating its adherence to Bank Indonesian policy and regulations, especially through its application and implementation of prudent banking practices. It is understood that any infringement of such principles can have serious consequences for the health rating of the bank, and could even lead to liquidation, and disrupt the entire banking sector.

Table of CAR Calculation and Breakdown

December 31 (Rp billion)	2001 Rp.	2000 Rp.	Growth Rp.
Tier I Capital			
Paid up capital	485.00	485.00	-
Additional paid up capital, Net	23.57	23.57	-
Difference of transactions value of controlled entity restructuring	(6.22)	(6.22)	-
Unrealized gain (loss) on increase (decrease) in market value of marketable securities available for sale	0.32	(0.11)	0.43
General reserve	10.00	2.00	8.00
Previous net income	153.00	90.51	62.49
Gain (loss) year end income. Net	129.95	50.76	79.17
Subtotal	**795.62**	**645.51**	**150.09**
Tier II Capital			
Difference of reappraisal of fixed assets	103.28	-	103.28
Allowances for possible productive assets losses	49.60	41.59	8.01
Borrowings capital	-	-	-
Subordinated loans	-	-	-
Subtotal	**152.88**	**41.59**	**111.29**
Total Capital (Tier I and Tier II)	**948.50**	**687.10**	**261.38**
Registered capital	(7.90)		
Total capital	940.60		
Total Risk Weighted Asset	3,967.68	3,326.91	640.73
Minimum total capital adequacy ratio required	23.71%	20.65%	3.06%
Capital percentage	20.05%	19.40%	0.65%
CAR (according to BI)	8.00%	4.00%	4.00%

Capital Adequacy Ratio (CAR)

Total capital as of 31 December 2001 after calculation of on-off weighted risk assets was Rp 940.60 billion, an increase from the 31 December 2000 figure of Rp 687.10 billion. CAR was 23.71%, or 15.71% higher than the minimum allowable CAR of 8%.

Productive Asset Quality

The Company's success in recording high net interest revenue was due to support from its productive asset quality. From a total productive asset quality as of 31 December 2001 of Rp 11,297.11 billion, total provision for possible losses on productive assets amounted to Rp 75.78 billion, of which Rp 28.20 billion came from substandard loans, Rp 7.31 billion from doubtful loans, and Rp 40.08 billion from non-performing loans. Productive assets besides rupiah and foreign exchange loans fell into the current category.

Table of Loan Quality by Scale of Business

December 31, 2001 (Rp billion)	Loan Scale			
	Retail & Commercial	Consumer	Corporate	Total
Current	1,705.72	294.61	558.64	2,558.98
Special Mention	20.87	2.14	39.91	62.92
Substandard	8.78	1.76	17.66	28.20
Doubtful	3.61	0.21	3.49	7.31
Loss	4.22	0.16	35.71	40.08
Total	**1,743.20**	**298.89**	**655.41**	**2,697.49**
Total non performing loan	16.61	2.12	56.85	75.58
Non performing loan ratio	0.95%	0.71%	8.67%	2.80%
Total loan type to total loan ratio	64.62%	11.08%	24.30%	100.00%

December 31, 2000 (Rp billion)	Loan Scale			
	Retail & Commercial	Consumer	Corporate	Total
Current	1,107.13	234.17	346.77	1,688.42
Special Mention	13.52	1.83	36.54	51.88
Substandard	7.99	1.41	5.72	15.12
Doubtful	3.16	0.51		3.31
Loss	10.76	0.24	40.31	51.32
Total	**1,142.56**	**238.16**	**429.33**	**1,810.05**
Total non performing loan	21.91	1.80	46.03	69.75
Non performing loan ratio	1.92%	0.76%	10.72%	3.85%
Total loan type to total loan ratio	63.12%	13.16%	23.72%	100.00%

Retail and commercial loans increased from Rp 1,142.56 billion at the end of 2000 to Rp 1,743.20 billion at the end of 2001. Non-performing loans in these two sectors fell from Rp 21.91 billion to Rp 16.61 billion respectively. Consumer loans increased from Rp 238.16 billion to Rp 298.89 billion, while non-performing consumer loans increased from Rp 1.80 billion to Rp 2.12 billion. Corporate loans increased from Rp 429.33 billion to Rp 655.41 billion, while non-performing corporate loans increased from Rp 46.03 billion to Rp 56.85 billion. This high figure was the result of syndicated loans whose settlement is dependent on IBRA.

Table of Loan Quality by Economic Sector

December 31, 2001 (Rp billion)	Economic Sector					Total
	A	B	C	D	E	
Current	1,165.23	616.17	253.90	131.42	392.27	2,558.98
Special Mention	24.26	30.50	3.37	0.26	4.53	62.92
Substandard	20.77	1.86	1.99	1.44	2.15	28.20
Doubtful	1.52	5.49	0.03	0.00	0.26	7.31
Loss	25.80	6.54	6.36	0.99	0.39	40.08
Total	1,237.59	660.55	265.64	134.11	399.60	2,697.49
Non performing loan	48.10	13.89	8.37	2.43	2.80	75.58
Non performing loan ratio	3.89%	2.10%	3.15%	1.81%	0.70%	2.80%
Total loan type to total loan ratio	45.88%	24.49%	9.85%	4.97%	14.81%	100.00%

December 31, 2000 (Rp billion)	Economic Sector					Total
	A	B	C	D	E	
Current	841.06	393.54	90.70	19.20	343.93	1,688.43
Special Mention	39.54	7.71	0.71	0.00	3.92	51.88
Substandard	3.12	8.14	1.13	1.00	1.72	15.12
Doubtful	0.65	2.20	0.00	0.00	0.46	3.31
Loss	31.59	11.29	7.56	0.35	0.53	51.32
Total	915.96	422.88	100.11	20.55	350.55	1,810.05
Total non performing loan	35.36	21.63	8.69	1.35	2.71	69.75
Non performing loan ratio	3.86%	5.12%	8.68%	6.57%	0.77%	3.85%
Total loan type to total loan ratio	50.60%	23.36%	5.53%	1.14%	19.37%	100.00%

A = Trading, restaurant and hotel, B = Industry, C = Public service, D = Transportation, Warehousing & Telecommunication, E = Others

Current loans to the industrial sector increased from Rp 324.17 billion, while non-performing loans increased by only Rp 12.74 billion, as a result of the increase of Rp 17.65 billion in substandard loans. Current loans to the industrial sector increased by Rp 222.63 billion, while problem loans fell by Rp 7.74 billion.

From loans written off recorded by the Company, an intensive billing effort carried out by the Bank resulted in the recovery of additional revenue.

Table of Non-Performing Loans written off and recovered

December 31 (Rp billion)	2001	2000	Growth
Begining balance	48.60	67.86	(19.26)
Additional allowance of loan written off	16.74	0.00	16.74
Loan written off	(0.62)	(7.65)	7.03
Accumulation from loans previously written off	10.86	21.47	(10.61)
Recovery of allowance of loan written off		(33.08)	33.08
Allowance of Rates differential due to the	0.05	0.00	0.05
revaluation of foreign currencies	75.63	48.61	27.03
Total loan receivable	2,697.49	1,810.05	887.44
Total non performing loan	75.58	69.75	5.83
Ratio total non performing loan to total loan receivable (%)	2.80%	3.85%	(1.05%)
Ratio total written off to total loan receivable (%)	2.80%	2.69%	0.11%

The Company has implemented the following controls to prevent the possibility of risk from non-performing loans:

1. Loan growth is conducted in accordance with the Business Plan and Annual Work Plan for the particular scale of business and business sector funded. The business scale focuses on small-to-medium scale customers in the retail, trade, distribution and raw material, basic commodity and household goods manufacturing sectors.

2. Upon completion of due diligence, branch offices process loan requests by reviewing the customer's data and documentation, and sufficiency of collateral in line with the applicable policies and procedures. The request is then reviewed by the Loans Department.

3. The appropriate loan agreement is determined by the Board of Directors by means of a written decree that may be changed as needed. Every Branch Office Head is granted a specific level of authority based on the grade of that particular branch office. Loan requests that exceed the Branch Office Head's level of authority must be directed to the Loans Department's Central Office.

4. Monitoring of Loans
   a. Early monitoring includes the determination of payment schedules, collectibility and write-off in line with the regulations issued by each branch office.

   b. The Loans Department conducts research and monitoring covering the realization of loans, the development of loan quality, and the established level of write-off coverage.

   c. The Internal Audit Team conducts regular unscheduled checks of the loan portfolio development and reports its findings to the President Director.

   d. The Head of the Loans Department analyzes potential non-performing loans and suggests close-out actions.

Maximum Limit of Loan Disbursement

One of the main reasons for the crisis now ravaging the national banking industry is the concentration of loans on a few selected borrowers. The Company's total capital of Rp 940.60 billion has enabled it to provide loans to related third parties up to its maximum limit of loan disbursement of Rp 94.06 billion. The maximum limit of loan disbursement to non-related third parties was Rp 282.18 billion.

Total loans disbursed to third parties in 2001 and 2000 amounted to 1.38% and 1.46% of total loans disbursed respectively. The largest loan granted to affiliated parties was Rp 14.84 billion, well below the maximum allowed limit of loan disbursement.

December 31 (Rp billion)	2001		2000	
	Rp.	%	Rp.	%
Loan receivable to related party	37.22	1.38	26.47	1.46
Loan receivable to un related party	2,660.27	98.62	1,783.58	98.54
Total	**2,697.49**	**100.00**	**1,810.05**	**100.00**

Total loans disbursed to the 20 largest borrowers amounted to Rp 288.95 billion, or 10.71% of total loans disbursed, with the largest single loans being Rp 51.69 billion, or 5.50% of total equity. Total loans disbursed to the 20 largest individual borrowers amounted to Rp 89.06 billion, with the largest single loan being Rp 22.38 billion, or 2.38% of total equity.

Table of Major Loans Disbursed
(as of 31 December 2001)

(Rp billion)

No	Group Debtor			Individual Debtor		
	Loan Outstanding (Rp)	Total Facility (Rp)	Total Facility/ Equity (%)	Loan Outstanding (Rp)	Total Facility (Rp)	Total Facility/ Equity (%)
1	51.69	59.39	6.31	22.38	22.16	2.36
2	40.08	45.72	4.86	0.93	10.00	1.06
3	31.36	43.97	4.67	6.76	9.35	0.99
4	15.43	34.62	3.68	7.05	7.30	0.78
5	18.22	21.97	2.34	2.11	7.11	0.76
6	15.36	20.70	2.20	0.00	6.55	0.70
7	7.32	16.12	1.71	2.23	6.40	0.68
8	8.14	19.94	2.12	5.97	6.10	0.65
9	7.89	14.55	1.55	4.74	5.49	0.58
10	22.24	13.89	1.48	2.83	5.33	0.57
11	0.95	13.00	1.38	0.00	5.20	0.55
12	9.46	12.84	1.36	4.96	5.10	0.54
13	9.50	12.26	1.30	1.43	4.98	0.53
14	8.71	9.15	0.97	3.82	4.90	0.52
15	8.38	8.55	0.91	4.68	4.88	0.52
16	7.42	7.95	0.85	3.79	4.86	0.52
17	7.73	7.69	0.82	3.35	4.65	0.49
18	9.48	7.32	0.78	4.41	4.57	0.49
19	5.99	7.08	0.75	4.04	4.50	0.48
20	3.61	7.00	0.74	3.57	4.41	0.47
Total	**288.95**	**383.72**		**89.06**	**133.84**	

Net Foreign Exchange Position

The source of the Company's foreign exchange reserves is public savings, which are then diverted to debtors with income foreign exchange. As of 31 December 2001, the Company's net foreign exchange position was Rp 11.24 billion, or 1.20% of its capital. This is far below the 20% maximum allowable limit.

The Company conducts foreign exchange transactions to fulfill customer demand for such services. The Company also conducts forward derivative transactions and swaps on foreign exchange deposits held, and provides other services such as letters of credit, transfers, and check encashment. The Company has adopted a policy not to conduct derivative transactions for the purpose of strengthening the Bank's own position. In order to anticipate and control the possible risks arising from derivative transaction, the Company has implemented the following strategy:

1. The inter-bank limit is determined by the Board of Directors, which imposes limitations on both the value and time period.
2. The limits set by the Treasury Division cover the value of a single transaction, per day, the type of currencies, the intra-day open position limit, and the maximum limit of loss.
3. The Treasury Division responsibles for:
   a. Reviewing and making suggestions to the Treasury Director on the freezing limit, in the event that negative information pertaining to a bank or customer is received.
   b. Monitoring the transactions of every dealer and taking action to stop the transaction activities of dealers who exceed the limits set.
   c. Reporting on the daily dealing room and dealer transactions and the maturity gap for transactions effected.
   d. Communicating with customers and requesting additional deposit guarantees in the event that a customer's potential loss is in excess of his initial deposit guarantee.
4. The Operations - Settlement Division responsibles for:
   a. Ensuring that each dealer does not exceed the limits set.
   b. Ensuring that transactions effected with banks or individual customers do not exceed the limits set.
   c. Administering all transactions and reporting the Bank's position.
5. The Accounting Divison responsibles for:
   a. Reviewing the Bank's outstanding maturity profile in relation to derivative transactions;
   b. Calculating net foreign exchange position and reporting it to Bank Indonesia.

Liquidity

As of 31 December 2001, the Company held an excess of funds invested in the form of Bank Indonesia Certificates amounting to Rp 5,516 billion, compared to a figure of Rp 6,219.75 billion on 31 December 2000.

The Company's liquidity is based on the maturity dates of assets and liabilities. Liquidity based on fixed-term liabilities longer than one month's duration was greater by Rp 5,885.32 billion than liquidity based on one-month liabilities. The Company understands the fund withdrawal and use pattern of its customers. However, in the event of a 'run' on withdrawals, the Company has excess long-term (longer than one-month) funds in the form of securities that can be sold in the money market at any time.

Table of Assets and Liabilites by Maturity Period

DESCRIPTION (Rp billion)	Maturity						Total
	Up to 1 month	1 - 3 month	> 3 - 12 month	> 1 year - 5 year	> 5 year	Non-interest	
Assets							
Cash on hand						122.67	122.67
Demand deposit with Bank Indonesia						518.88	518.88
Demand deposit with other banks						87.29	87.29
Placement with other banks, net	1,036.73	1.58	0.87				1,039.18
Marketable Securities, net	3,716.85	1,821.68	111.82	593.91		28.88	6,273.14
Marketable Securities (Repo), net		703.21	465.22				1,168.43
Derivative Account receivable						2.36	2.36
Loan receivable, net	122.82	327.89	1,292.56	790.88	87.71		2,621.86
Acceptance account receivable						16.69	16.69
Investment						7.81	7.81
Other account receivable						35.45	35.45
Fixed assets, net						299.59	299.59
Other assets, net						80.75	80.75
Total	**4,876.40**	**2,854.36**	**1,870.47**	**1,384.79**	**87.71**	**1,200.37**	**12,274.10**
Liabilities							
Demand deposit	3,082.17						3,082.17
Other Immediate liabilities						51.62	51.62
Saving accounts	3,887.51						3,887.51
Time deposit	3,782.70	150.26	66.26				3,999.22
Marketable securities deposit	0.02						0.02
Derivative liabilities	2.66						2.66
Acceptance liabilite	6.66	4.87	5.33				16.86
Borrowings					67.11		67.11
Expenses						34.38	34.38
Tax obligation						62.99	62.99
Other liabilities						38.33	38.33
Loss appraisal to administrative account transaction						2.38	2.38
Total	**10,761.72**	**155.13**	**71.59**	**0.00**	**67.11**	**189.70**	**11,245.25**
Variance	**(5,885.32)**	**2,699.23**	**1,798.88**	**1,384.79**	**20.60**	**1,010.67**	**1,028.85**

Business Risks

Socio-political conditions, security and law enforcement remain the determining factors for the country's rapid economic recovery. These have a direct impact on the business sector and the activities of the Company.

1. Political and Social Risk

For almost all of 2001, the tense socio-political situation caused many market players to put their business activities on hold. If this situation persists in 2002, the volume of business will decrease, acting as a brake on the pace of loan disbursements by the Company. In order to counteract the impact of this risk, loan disbursement will continue to be selective, and focus on the retail, trade, distribution and production of raw materials and basic commodities.

2. Government Policy Risk

The Government has made efforts to revitalize the economy, and in order to meet International Monetary Fund agreements has reduced the size of various subsidies. This policy has led to an increase in the prices of goods and services, which will in turn lead to a reduction in the amount of goods and services relative to the value of the loan, thereby impacting on the benefits that can be enjoyed by borrowers, and finally the ability of borrowers to repay their liabilities. In order to combat this risk, the

Company has taken steps to set its interest rates at a level that will not cause undue hardship to its customers, and will directly assist their businesses.

3. **Competitive Risk**

The banking sector has recently begun to focus on disbursing loans to small-to-medium scale businesses in the trade and industry sector. This is affecting the Company's loan disbursement effort, and as a result the Company may not be able to achieve its performance targets. In order to combat this risk from competition, the Company has introduced relatively low bank charges and interest rates, and improved the quality of its personalized customer service. This last effort is shown in the fact that many customers have been banking with the Company for three generations.

Subsequent Event

On 20 February 2002 the Company issued a letter outlining its plans for the Shareholders' Annual General Meeting and the Shareholders' Extraordinary General Meeting. At these meetings the Company plans to suggest the bonus share distribution based on premium shares and dividends from revenue.

Business Prospects

National Economy

Indonesia's GDP is projected to grow by 3.5% in 2002. In sectoral terms, the manufacture of export goods is projected to grow by 7.8%, household consumption by 3.4%, Government consumption by 4.3%, and property by 2%. Per capita income for the nation's 220 million people stands at Rp 7.2 million.

Obstacles to National Economic Development

The main burden to national economy lies in the fact that the restructuring of foreign loans, which total USD 140 billion, has not had the desired effect of alleviating the state balance sheet. National debt in the form of recapitalization of liabilities totaled Rp 430.4 trillion, and consisted largely of payments to customers of banks whose operations and activities have been frozen. Price increases are set to continue, and will reduce the public's real income and the volume of goods and services transactions. Political developments ahead of the 2004 General Election will cause business people and investors to delay any plans to expand their activities. The money markets, in particular the foreign exchange and the capital markets, will experience considerable fluctuations.

Company's Prospects

The prospects for the national economy leave little room for development within the banking industry. The Company has made little significant increases in the volume of loans disbursed. Obstacles such as the expected further price increases will decrease the volume of goods and services transactions among borrowers.

In 2002 the Company's optimistically expects to achieve business and financial growth through a strategy of prioritizing the retention of public trust in order to persuade customers to continue to do business with the Company. In the loans side, maintaining and improving relations with borrowers who have a long-standing relationship with the Company so that we retain their business and maintain loan quality.

Signatures of the Board of Commissioners and Directors in compliance with Paragraph 57 Clause 1 of Act Limited Company.

Commissioners

RADEN RACHMAD Chairman	
LUKITO WINARTO Commissioner	
WIMPIE WIRJA SURJA Commissioner	

Directors

JIMMY HENRICUS KURNIAWAN LAIHAD President Director	
KAMARUDDIN Director	
ARIS JANASUTANTA SUTIRTO Director	
EDDY MULJANTO Director	
PARDI KENDY Director	
SAFRULLAH HADI SALEH Director	

LAPORAN KEUANGAN

PT BANK BUANA INDONESIA Tbk

FINANCIAL STATEMENTS
YEARS ENDED 31 DECEMBER 2001 AND 2000

CONTENTS

KPMG

Siddharta Siddharta & Harsono
Registered Public Accountants

32nd Floor Wisma GKBI
28, Jl. Jend. Sudirman
Jakarta 10210
Indonesia

PO Box 4781
Jakarta 12047
Indonesia

Tel. 62 (21) 574 2333
62 (21) 574 2888
Fax. 62 (21) 574 1777
62 (21) 574 2777

Independent Auditor's Report

No.: L.01 - 138 - 02.

The Shareholders,
Commissioners and Directors
PT Bank Buana Indonesia Tbk:

We have audited the accompanying balance sheets of PT Bank Buana Indonesia Tbk (the "Bank") as of 31 December 2001 dan 2000, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PT Bank Buana Indonesia Tbk as of 31 December 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Indonesia.

As discussed in Notes 2a and 2g to the financial statements, in 2001 the Bank adopted the provisions of Statement of Financial Accounting Standard (SFAS) No. 31 (2000 revision), "Accounting for Banking Industry", and SFAS No. 55, "Accounting for Derivative Instruments and Hedging Activities."

As discussed in Note 37 to the financial statements, many Asia Pacific countries, including Indonesia, are experiencing economic difficulties including liquidity problems, volatility in prices and significant slowdowns in business activity.

Siddharta Siddharta & Harsono
Registered Public Accountants
License No. KEP-1108/KM.17/1998

Drs. Istata Taswin Siddharta
Public Accountant License No. 98.1.0192

Jakarta, 18 February 2002.

The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally acceptance in countries and jurisdictions other than Indonesia. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in Indonesia.

PT BANK BUANA INDONESIA Tbk

BALANCE SHEETS
31 DECEMBER 2001 AND 2000
(In thousands of Rupiah)

ASSETS	Notes	2001	2000
Cash on hand	2a,3	122,670,815	148,479,128
Demand deposits with Bank Indonesia	2a,4	518,880,138	474,229,099
Demand deposits with other banks	2a,5	88,166,741	124,796,000
Allowance for uncollectible demand deposits with other banks	2n	(881,667)	(1,247,960)
Placements with other banks	2h,6	1,049,679,804	879,025,188
Allowance for uncollectible placements with other banks	2n	(10,496,664)	(8,790,252)
Marketable securities	2i,7	6,281,325,396	6,462,040,770
Allowance for uncollectible marketable securities	2n	(8,188,035)	(1,201,506)
Marketable securities purchased with agreements to resell	2j,8	1,180,453,147	478,561,644
Allowance for uncollectible marketable securities purchased with agreements to resell	2n	(12,021,579)	-
Derivative receivables	2g,9	2,380,279	2,418,798
Allowance for uncollectible derivative receivables	2n	(23,803)	-
Loans receivable	2k,10		
Related parties	2c,34	37,215,869	26,469,413
Non-related parties		2,660,272,258	1,783,583,812
Allowance for uncollectible loans	2n	(75,626,846)	(48,600,932)
Acceptance receivables	2m	16,859,355	9,976,397
Allowance for uncollectible acceptance receivables	2n	(168,594)	(99,764)
Long-term investments	2o,11	7,889,000	7,889,000
Allowance for decline in value of long-term investments	2n	(78,890)	(78,890)
Other receivables	2e	35,451,919	23,127,729
Fixed assets, acquisition cost/revaluation value	2p,12	399,778,984	214,677,343
Accumulated depreciation		(100,184,353)	(79,945,530)
Other assets	2c,13,34	80,748,194	160,733,182
Allowance for decline in value of other assets		-	(35,670,675)
TOTAL ASSETS		**12,274,101,468**	**10,620,371,994**

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

BALANCE SHEETS (Continued)
31 DECEMBER 2001 AND 2000
(In thousands of Rupiah)

LIABILITIES & SHAREHOLDERS' EQUITY	Notes	2001	2000
LIABILITIES			
Liabilities payable on demand		51,622,052	57,814,275
Deposits	14,15,16,17		
Related parties	2c,34	237,090,291	267,759,225
Non-related parties		10,717,363,898	9,319,936,853
Deposits from other banks	14,15,16,17		
Related parties	2c,34	293,083	75,525
Non-related parties		14,179,943	8,610,964
Derivative payables	2g,9	2,659,374	-
Acceptance payables	2m	16,859,355	9,976,397
Borrowings	18	67,105,738	139,427,094
Accrued expenses		34,381,033	28,734,796
Taxes payable	19	62,986,102	49,312,751
Other liabilities		38,332,475	40,913,730
Estimated loss on commitments and contingencies	2n	2,381,762	1,538,146
TOTAL LIABILITIES		11,245,255,106	9,924,099,756
SHAREHOLDERS' EQUITY			
Share capital at par value of Rp 500 per share:			
Authorized capital: 1,800,000,000 shares			
Issued and paid-in share capital:			
970,000,000 shares	20	485,000,000	485,000,000
Additional paid-in capital, net	2r,21	23,566,959	23,566,959
Revaluation increment on fixed assets	22	103,280,134	-
Difference in value of transactions with entities under common control	2d,23	(6,219,762)	(6,219,762)
Unrealized gain (loss) from increase (decrease) in fair value of available-for-sale marketable securities		321,521	(112,428)
Retained earnings		422,897,510	194,037,469
TOTAL SHAREHOLDERS' EQUITY		1,028,846,362	696,272,238
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY		**12,274,101,468**	**10,620,371,994**

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

STATEMENTS OF INCOME
YEARS ENDED 31 DECEMBER 2001 AND 2000
(In thousands of Rupiah)

	Notes	2001	2000
OPERATIONAL REVENUE AND EXPENSES:			
Interest revenue:			
Interest	2c,24	1,634,361,770	1,152,392,706
Commission	2f	35,217,414	27,802,090
		1,669,579,184	1,180,194,796
Interest expenses	2c,25	(1,001,407,060)	(774,698,455)
Net interest income		668,172,124	405,496,341
Other operational revenue:			
Revenue from foreign currency transactions, net	2b	20,059,311	12,611,751
Revenue from derivative transactions, net	2g	9,199,080	1,944,420
Fees from credit unrelated transactions	2f	25,646,456	24,035,782
Other income, net		52,776,971	-
		107,681,818	38,591,953
Other operational expenses:			
(Expenses) recovery of allowance for uncollectible loans and other productive assets, net	2n	(36,826,983)	32,223,454
Unrealized loss from decrease in fair value of trading marketable securities		(6,153,625)	-
Personnel expenses	26	(152,523,337)	(126,041,942)
Occupancy expenses	2c,34	(24,033,076)	(15,051,150)
General and administrative expenses	2c,27,34	(199,674,239)	(177,604,614)
		(419,211,260)	(286,474,252)
Other operational expenses, net		(311,529,442)	(247,882,299)
NET OPERATING INCOME		356,642,682	157,614,042

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

STATEMENTS OF INCOME (Continued)
YEARS ENDED 31 DECEMBER 2001 AND 2000
(In thousands of Rupiah)

	Notes	2001	2000
NON-OPERATIONAL REVENUE (EXPENSES):			
Gain on sale of fixed assets, net		2,812,186	4,035,467
Others		295,687	(411,306)
		3,107,873	3,624,161
INCOME BEFORE TAX		359,750,555	161,238,203
INCOME TAX EXPENSES	2s,19	(99,850,514)	(59,714,777)
NET INCOME FOR THE YEAR		**259,900,041**	**101,523,426**
EARNINGS PER SHARE (IN WHOLE RUPIAH):	2t,28		
Net operating income		368	207
Net income		268	133

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED 31 DECEMBER 2001 AND 2000
(In thousands of Rupiah)

	Share capital	Additional paid-in capital, net	Revaluation increment on fixed assets	Difference in value of transactions with entities under common control	Unrealized gain (loss) from increase (decrease) in fair value of available-for-sale marketable securities	Retained earnings: Appropriated retained earnings	Retained earnings: Un-appropriated retained earnings	Total shareholders' equity
Balance as of 31 December 1999	235,000,000	-	-	(6,219,762)	29,499	1,000,000	321,514,043	551,323,780
Net income for the year	-	-	-	-	-	-	101,523,426	101,523,426
Payment of cash dividends (Note 29)	-	-	-	-	-	-	(230,000,000)	(230,000,000)
General reserve*	-	-	-	-	-	1,000,000	(1,000,000)	-
Additional issued and paid-in capital (Note 21)	250,000,000	38,800,000	-	-	-	-	-	288,800,000
Shares issuance cost (Note 21)	-	(15,233,041)	-	-	-	-	-	(15,233,041)
Unrealized loss from decrease in fair value of available-for-sale marketable securities	-	-	-	-	(141,927)	-	-	(141,927)
Balance as of 31 December 2000	485,000,000	23,566,959	-	(6,219,762)	(112,428)	2,000,000	192,037,469	696,272,238
Net income for the year	-	-	-	-	-	-	259,900,041	259,900,041
Payment of cash dividends (Note 29)	-	-	-	-	-	-	(31,040,000)	(31,040,000)
General reserve**	-	-	-	-	-	8,000,000	(8,000,000)	-
Revaluation increment on fixed assets (Note 22)	-	-	103,280,134	-	-	-	-	103,280,134
Unrealized gain from increase in fair value of available-for-sale marketable securities	-	-	-	-	433,949	-	-	433,949
Balance as of 31 December 2001	**485,000,000**	**23,566,959**	**103,280,134**	**(6,219,762)**	**321,521**	**10,000,000**	**412,897,510**	**1,028,846,362**

* *This general reserve was approved in the Annual General Shareholders' Meeting on 17 May 2000.*

** *This general reserve was approved in the Annual General Shareholders' Meeting on 25 May 2001, as set forth in deed of notary public Fathiah Helmi, SH, dated 25 May 2001 No. 29.*

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

STATEMENTS OF CASH FLOWS
YEARS ENDED 31 DECEMBER 2001 AND 2000
(In thousands of Rupiah)

	2001	2000
Cash flows from operating activities:		
Interest and commission received	1,653,037,209	1,166,256,541
Receipts (payments) from foreign exchange transactions, net	19,609,825	(27,826,783)
Fees received from credit unrelated transactions	25,646,456	24,035,782
Other income received	17,106,296	17,762,312
Interest paid	(995,760,822)	(773,110,290)
Payments of personnel expenses	(152,523,337)	(126,041,942)
Payments of occupancy expenses	(18,499,613)	(12,667,857)
Payments of general and administrative expenses	(168,455,191)	(138,457,831)
Receipts from loans previously written-off	10,860,209	21,466,945
Receipts from sale of foreclosed collaterals	35,767,021	23,398,921
Receipts from (payments of) non-operational transactions	295,686	(7,911,307)
Income tax paid	(94,746,064)	(55,293,706)
Other increase/decrease which impacts cash:		
Placements with other banks	(170,654,616)	42,342,035
Derivative receivables	38,519	-
Loans receivable	(890,132,408)	(912,938,165)
Other assets	12,090,797	(41,883,149)
Liabilities payable on demand	(6,192,223)	25,165,787
Deposits	1,366,758,111	859,417,201
Deposits from other banks	5,786,537	1,992,360
Derivative payables	2,659,374	-
Taxes payable	(1,783,897)	(7,992,129)
Other liabilities	(1,189,060)	15,619,465
Net cash provided by operating activities	649,718,809	93,334,190
Cash flows from investing activities:		
Proceeds from sale of fixed assets	5,600,780	5,683,452
Acquisition of fixed assets	(79,636,904)	(51,509,051)
Proceeds from sale of available-for-sale and held-to-maturity marketable securities	198,995,699	356,306,305
Purchase of marketable securities with agreements to resell	(700,000,000)	(456,211,644)
Proceeds from sale of long-term investments	-	15,000,000
Net cash used in investing activities	(575,040,425)	(130,730,938)

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

STATEMENTS OF CASH FLOWS (Continued)
YEARS ENDED 31 DECEMBER 2001 AND 2000
(In thousands of Rupiah)

	2001	2000
Cash flows from financing activities:		
(Decrease) increase in borrowings	(72,321,356)	20,859,593
Issuance of share capital	-	273,566,959
Payment of cash dividends	(31,040,000)	(230,000,000)
Net cash (used in) provided by financing activities	(103,361,356)	64,426,552
Effect of foreign exchange rate changes in cash and cash equivalents	10,896,439	42,382,954
Net (decrease) increase in cash and cash equivalents	(17,786,533)	69,412,758
Cash and cash equivalents, beginning of year	747,504,227	678,091,469
Cash and cash equivalents, end of year	**729,717,694**	**747,504,227**
Cash and cash equivalents consist of:		
Cash on hand	122,670,815	148,479,128
Demand deposits with Bank Indonesia	518,880,138	474,229,099
Demand deposits with other banks	88,166,741	124,796,000
	729,717,694	**747,504,227**
ACTIVITES NOT AFFECTING CASH:		
Foreclosed collaterals	2,072,831	4,469,076

See Notes to the Financial Statements, which form an integral part of these financial statements.

1. General

a. PT Bank Buana Indonesia Tbk (the "Bank"), a limited liability company established in accordance with Indonesian Corporate Law, domiciled in Jakarta, with head office at Jalan Asemka No. 32-36, Jakarta, was established by deed of notary public Eliza Pondaag, SH dated 31 August 1956 No. 150, which was approved by the Minister of Justice of the Republic of Indonesia under No. J.A 5/78/4 dated 24 October 1956, registered at the Jakarta Court of Justice on 27 October 1956 under No. 1811, and published in Supplement No. 1243 to State Gazette of the Republic of Indonesia No. 96 dated 30 November 1956.

The Bank's Articles of Association have been amended several times. The most recent amendment of the Bank's Articles of Association related to changes of procedures for promotion, dischargement and resignation of Commissioners and Directors as well as changes of quorum, voting right and resolution in the General Shareholders' Meeting. These amendments were approved in the Extraordinary General Shareholders' Meeting on 25 May 2001, as set forth in deed of notary public Fathiah Helmi, SH, dated 25 May 2001 No. 31, and was reported to the Directorate General of Law and Administration, received and registered under No. C-8129 HT.01.04-TH.2001 dated 15 June 2001, and registered at the Company Registration office of Jakarta Barat on 31 August 2001.

b. In June 2000, based on letter of the Chairman of the Capital Market Supervisory Board No. S-1544/PM/2000 dated 27 June 2000, the Bank conducted a Public Offering through offering 194,000,000 common shares to the public. The common shares were registered at the Jakarta Stock Exchange and the Surabaya Stock Exchange.

In the Extraordinary General Shareholders' Meeting on 22 July 1999, minutes of which was prepared by Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 19 dated 22 July 1999, the shareholders resolved to amend the Bank's status from Private Company to Public Company, approve Initial Public Offering through capital market for a maximum of 200,000,000 new shares to be issued from the authorized capital, increase the Bank's authorized capital from Rp 600 billion to Rp 900 billion and change the nominal value from Rp 500,000 per share to Rp 500 per share, approve to give an authority to Commissioners and/or Directors to register the common shares of the Bank which have been fully issued and paid-in at the Stock Exchange in compliance with the prevailing regulation and capital market regulation, except for 1% of the Bank's shares which have been issued to and paid-in by PT Sari Dasa Karsa. This amendment was approved by the Minister of Justice of the Republic of Indonesia under No. C-13889. HT.01.04.TH.99 dated 30 July 1999.

Based on the Extraordinary General Shareholders' Meeting on 25 April 2000, minutes of which was prepared by Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 37 dated 16 May 2000, the Bank's issued and paid-in share capital was increased by Rp 153 billion to Rp 388 billion. All additional issued share capital was paid-in by the shareholders on 25 April 2000.

1. General (Continued)

Based on the Extraordinary General Shareholders' Meeting on 22 July 1999, in which the minutes of the resolution of that Extraordinary General Shareholders' Meeting of PT Bank Buana Indonesia Tbk, abbreviated as PT BBI Tbk, was prepared by Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 14 dated 8 September 2000, the issued share capital in conjunction with Initial Public Offering, has been registered at the Jakarta Stock Exchange and the issued and paid-in share capital was increased by 194,000,000 shares. As such, the issued and paid-in share capital of the Bank was increased by Rp 97 billion to Rp 485 billion.

c. In accordance with article 3 of its Articles of Association, the objective of the Bank is to operate in banking activities and other financial services according to the prevailing regulations. The Bank obtained its license to operate as a foreign exchange bank based on Bank Indonesia Decree No. 9/39/Kep/Dir/UD dated 22 July 1976.

d. As of 31 December 2001 and 2000, the Composition of Commissioners and Directors was as follows:

President Commissioner	Raden Rachmad
Commissioners	Lukito Winarto
	Wimpie Wirja Surja (since 25 May 2001)
President Director	Jimmy Kurniawan Laihad
Directors	Kamaruddin
	Aris Janasutanta Sutirto
	Eddy Muljanto
	Pardi Kendy
	Safrullah Hadi Saleh (since 1 October 2001)

e. As of 31 December 2001 and 2000, the Bank had 4,668 and 4,473 permanent employees, respectively.

f. The Bank is part of a group company through PT Sari Dasa Karsa, its ultimate shareholder.

2. Summary of significant accounting policies

The accounting and reporting policies adopted by the Bank conform to accounting principles generally accepted in Indonesia. The significant accounting principles, applied in the preparation of the financial statements for the years ended 31 December 2001 and 2000, were as follows:

a. *Basis for preparation of financial statements*

The financial statements, presented in thousands of Rupiah, are prepared on the accrual basis except for interest on non-performing loans and other productive assets which are recorded on a cash basis. In addition, the Bank applies the historical cost concept in preparing its financial statements, except for derivative receivables/payables (Note 2g) and investment in marketable securities (Note 2i) which are stated at fair value and certain fixed assets which have been revalued based on Government Regulation (Note 2p).

2. Summary of significant accounting policies (Continued)

The financial statements are prepared in accordance with the Statement of Financial Accounting Standard ("SFAS") No. 31 (Revision 2000), "Accounting for Banking Industry" which is effective for the preparation and presentation of financial statements beginning on/or after 1 January 2001. SFAS No. 31 (Revision 2000) does not require the Bank to present statements of commitments and contingencies as a part of the Bank's financial statements; however, the standard requires a recognition of commitments and contingencies such as derivative instruments and acceptance of Letter of Credit as part of the balance sheets.

The statements of cash flows present changes in cash and cash equivalents from operating, investing, and financing activities. Statements of cash flows are prepared using the direct method. Cash and cash equivalents consist of cash on hand, demand deposits with Bank Indonesia and demand deposits with other banks.

b. *Foreign currency translation*

Transactions in foreign currencies are translated into Rupiah at the rates prevailing at transaction date.

Year-end balances of monetary assets and monetary liabilities denominated in foreign currencies are translated into Rupiah at balance sheet date rates.

The rates of exchange used as of 31 December 2001 dan 2000 were as follows:

Foreign Currencies		2001	2000
		Rp	Rp
1	US Dollar (USD)	10,400.--	9,595.--
1	Australian Dollar (AUD)	5,314.43	5,318.53
1	Singapore Dollar (SGD)	5,623.91	5,539.05
1	Hongkong Dollar (HKD)	1,333.72	1,230.24
1	Deutsche Mark (DEM)	4,703.56	4,556.63
1	Netherdlands Guilder (NLG)	4,174.49	4,044.04
1	GB Pound Sterling (GBP)	15,081.06	14,299.45
1	French Franc (FRF)	1,402.44	1,358.60
100	Japanese Yen (JPY)	7,918.39	8,357.30
1	Swiss Franc (CHF)	6,207.49	5,859.55
1	New Zealand Dollar (NZD)	4,324.85	4,226.13
1	Malaysian Ringgit (MYR)	2,736.85	2,525.01
100	Italian Lira (ITL)	476.--	460.26
1	EURO (EUR)	9,202.97	8,911.85
1	Canadian Dollar (CAD)	6,539.25	6,389.01

Foreign exchange gains (losses), realized and unrealized, are credited (charged) to the statement of income of the related year.

2. Summary of significant accounting policies (Continued)

c. *Related party transactions*

In these financial statements, the term related parties is used as defined in the Statement of Financial Accounting Standard No. 7, as follows:

(i) enterprises that, through one or more intermediaries, control, or are controlled by, or are under common control with the reporting enterprise (including holding companies, subsidiaries and fellow subsidiaries);

(ii) associated companies;

(iii) individuals owning, directly or indirectly, an interest in the voting rights of the reporting enterprise that gives them significant influence over the enterprise, and close members of the family (close members of the family of an individual are those that may be expected to influence, or be influenced by, that person in their dealings with the enterprise);

(iv) key management personnel, that is those persons having authority and responsibility for planning, directing and controlling the activities of the reporting enterprise, including commissioners, directors and managers of companies and close members of the families of such individuals;

(v) enterprises in which a substantial interest in the voting rights is owned, directly or indirectly, by a person described in (iii) or (iv), or over which such person is able to exercise significant influence. This includes enterprises owned by commissioners, directors or major shareholders of the reporting enterprise and enterprises that have a member of key management in common with the reporting enterprise.

All transactions with related parties, which were made under the same as well as different terms and conditions with non-related parties, are disclosed in the financial statements.

d. *Transactions with entities under common control*

Assets acquired from or sold to related parties as a restructuring of companies under common control are accounted for similar to that used in pooling-of-interest accounting (i.e. using historical cost), at the net book value of assets recorded in the entities which sold the assets.

The difference between acquisition price/selling price and net book value is recorded as a component of shareholders' equity.

e. *Interest income and expenses*

Interest income and expenses are recognized using the accrual method.

The recognition of interest income on loans and productive assets is discontinued when they are classified as non-performing (substandard, doubtful, and loss). Interest income from non-performing loans and productive assets is recognized as income in the statement of income for the related year when the cash is received (on a cash basis). Interest income on such loans and productive assets is reported as contingent receivables.

2. Summary of significant accounting policies (Continued)

Loans that are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collection, including loans classified as substandard, doubtful and loss, are generally classified as non-performing loans. Interest accrued but not collected is reversed when a loan is classified as non-performing.

All cash receipts related to loans which are classified as doubtfull and loss are recognized as a reduction of the loan principal. The excess of cash receipts over the outstanding principal is recognized as interest income in the current year statement of income.

f. *Fees and commission income*

Fees and commission income directly related to the lending activities and/or cover specific periods are deferred and amortized based on the straight-line method over the terms of the related loans. The balance of deferred fees and commission income on loans settled prior to maturity is recognized as income at settlement. Fees and commissions which are not directly related to lending activities and/or cover specific periods are recognized as income when the transactions occur.

g. *Derivative instruments*

Effective 1 January 2001, the Bank adopted the Statement of Financial Accounting Standard ("SFAS") No. 55, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 55 requires all derivative instruments to be recognized on the balance sheet and measured at their fair value. Changes in the fair value of derivative instruments should be recognized in earning or other comprehensive income depending on the designated purpose of the derivative instruments and whether it qualifies for hedging accounting. The accounting for gains and losses associated with changes in the fair value of the derivative instruments and the effect on the financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows of the asset or liability hedged.

At the date of initial application of this standard, all freestanding derivative instruments were recognized as either assets or liabilities and measured at their fair value. The difference between previous carrying amount and fair value of these derivative instruments was recorded as a transition adjustment. At the date of this standard application, the amount of transition adjustment was not significant to the financial statements.

h. *Placements with other banks*

Placements with other banks are stated at their outstanding balance, less unearned interest income and net of allowance for uncollectible placements, which is determined based on management's review of the collectibility of each individual placement at year end.

i. *Marketable securities*

Marketable securities consist of Bank Indonesia Certificates, government bonds, corporate bonds, Floating Rate Notes, Exchange Offer Loans, mutual fund investment units and other money market and capital market securities.

2. Summary of significant accounting policies (Continued)

Investment at marketable securities is classified as one of these categories: held-to-maturity, trading, and available-for-sale.

The marketable securities which are classified as held-to-maturity are presented in the balance sheet at acquisition cost after amortization of premium or discount. The decline in fair value below the cost (including amortization of premium or discount), which is determined to be other than temporary, is recorded as a permanent decline in investment value and charged to the statement of income in the related period.

The marketable securities which are classified as trading and available-for-sale are stated at fair value at the balance sheet date. The difference between the fair value and the acquisition cost of trading marketable securities, realized or unrealized, is recognized in the statement of income for the related year. The unrealized difference between the fair value and the acquisition cost of a available-for-sale marketable securities is presented as a component of shareholders' equity and recognized in the statement of income when the securities are sold. Fair value is determined based on quoted market price. Investment on mutual fund investment units is determined based on its Net Asset Value at the balance sheet date.

Realized gains or losses on sale of marketable securities are recognized in the statement of income for the related year based on a specific identification basis.

j. *Marketable securities purchased with agreements to resell*

Marketable securities purchased with agreements to resell are recognized as repo receivables at their resale price of the related marketable securities less unearned interest income. The difference between the purchase price and the resale price is recorded as unearned interest income and recognized as income in the period commencing from the acquisition date to the resale date.

k. *Loans receivable*

Loans receivable are stated at the principal amount outstanding, less the allowance for uncollectible loans. Restructured loans include interest and other charges which are capitalized to loan principal balance. The capitalized interest is recognized as unearned interest income.

Loans receivable under a syndication agreement (syndicated loans) are stated at the principal amount in accordance with the risk borne by the Bank.

l. *Troubled loans restructuring*

The Bank accounts for the troubled loans restructuring in accordance with the type of restructuring.

In troubled loans restructuring which involves a receipt of assets (including an equity interest from the debtor), the Bank records those assets (including an equity interest) at their fair value at the time of restructuring. The excess of the book value of the receivables over the fair value of assets received after deduction of estimated costs to sell of those assets is recognized as loss on loan restructurization in the related year's statement of income.

2. Summary of significant accounting policies (Continued)

In troubled loans restructuring which involves modification of terms, the Bank accounts for the effects on the restructurization prospectively and does not change the book value of loans at the time of restructuring unless the book value exceeds the present value of the total future cash receipts specified in the new credit terms. If the present value of the total future cash receipts specified under the new credit terms is lower than the book value of loans balance prior to restructuring, the Bank reduces the loans balance to the amount equal to the present value of the total future cash receipts. The amount of the reduction is recognized as loss in the related year's statement of income.

Investment in shares resulting from the troubled loans restructuring is recorded as temporary investment and should be accounted for under the cost method regardless of the percentage of ownership. If there is a permanent diminution in the value of investment, the carrying value of such investment should be adjusted by amount equal to the permanent diminution.

m. *Acceptance receivables and payables*

Acceptance receivables and payables are stated at the value of letter of credit or realized value of the letter of credit accepted by the accepting banks.

n. *Allowance for uncollectible productive assets and estimated loss on commitments and contingencies*

The Bank provides allowance for uncollectible productive assets which consist of demand deposits with other banks, placements with other banks, marketable securities, marketable securities purchased with agreements to resell, derivative receivables, loans receivable, acceptance receivables, long-term investment and for estimated loss on commitments and contingencies. The allowance for uncollectible productive assets and estimated loss on commitments and contingencies are established through estimation for such losses based on the currency of the related productive assets and the related commitments and contingencies.

The allowance amount and estimated loss, which management believes adequate to absorb possible losses from uncollectible productive assets and commitments and contingencies transactions are determined based on evaluation of the collectibility of each individual productive asset and individual commitments and contingencies transaction. The management's evaluation on the collectibility of each individual productive asset and commitments and contingencies transaction is based on a number of subjective factors, including current and anticipated economic conditions/business prospects, financial conditions, payment ability and other relevant factors in accordance with the decision letter of the Directors of Bank Indonesia No. 31/147/KEP/DIR dated 12 November 1998. The establishment of allowance for uncollectible productive assets and estimated loss on commitments and contingencies transactions applied by the Bank at year end 2001 and 2000 was in compliance with the Decision Letter of the Directors of Bank Indonesia No. 31/148/KEP/DIR dated 12 November 1998 as follows:

1. General allowance of minimum 1% of productive assets and commitments and contingencies transactions that are classified as "current".

2. Summary of significant accounting policies (Continued)

2. Specific allowance for productive assets and commitments and contingencies transactions:

Classification	Percentage
Special mention	5%
Substandard	15%
Doubtful	50%
Loss	100%

Specific allowance amount for productive assets and commitments and contingencies transactions which were classified as substandard, doubtful and loss, is calculated after deducting the value of allowable collaterals.

Adjustments to the allowance for uncollectible productive assets and commitments and contingencies transactions will be reported in the period such adjustments become known or are reasonably estimated. These adjustments include additional allowance and recoveries of previously written-off productive assets and commitments and contingencies transactions.

Productive assets and commitments and contingencies transactions are written-off against the respective allowance for uncollectible productive assets or estimated loss on commitments and contingencies when management believes that the collectibility of the principal is unlikely.

o. *Long-term investments*

Long-term investments with ownership interest of less than 20% are recorded using the cost method. Impairment in investment value below cost that is other than temporary is recorded as a write-down to the investment realizable value and is charged to the statement of income of the related year.

p. *Fixed assets*

In accordance with the Minister of Finance Decree No. 384/KMK/04/1998 dated 14 August 1998, the Bank revalued certain of its fixed assets as of 30 June 2001. The Bank did not revalue its furniture and fixtures, office equipments and motor vehicles, as well as some of its own buildings. The revaluation increment on fixed assets, accounting basis, amounted to Rp 114,567 million (before final income tax and reversal of deferred tax) represents the excess of fair market value over book value of related fixed assets at the time of revaluation (Note 22). Fair market value of those assets is determined by an independent appraiser. The revaluation increment is presented separately as a component of shareholders' equity in the balance sheet. Fixed assets which have been revalued are recorded at fair market value and depreciated over the remaining estimated useful lives of those assets

Fixed assets other than land are presented at acquisition cost/revaluation value less accumulated depreciation. Depreciation is computed from the year such assets were put into service, on the straight-line method, based on estimated useful lives as follows:

Buildings	:	20 years
Furniture & fixtures, office equipment, and motor vehicles	:	5 years

2. Summary of significant accounting policies (Continued)

Land is presented at acquisition cost / revaluation value and is not amortized.

Normal maintenance expenses are charged to the statement of income as incurred, while repairs, betterments, renovations and expansions which are material and prolong the useful life of the assets are capitalized. Fixed assets which are not utilized any more or sold are removed from the related accounts and any realized gains or losses are recognized in the statement of income of the current year.

q. *Foreclosed collaterals*

Loan collaterals which are foreclosed in connection with loan settlements are presented under other assets and recorded at net realizable value which is the fair value of foreclosed collaterals after deduction of estimated disposal cost. Since 1999, foreclosed collaterals with value higher than Rp 2,500,000,000 were valued by external appraiser, while foreclosed collaterals with value lower than Rp 2,500,000,000 were valued by internal appraiser. If the estimated value of the foreclosed collaterals is lower than the outstanding loan balance, the difference, which is uncollectible, is deducted from the allowance for uncollectible loans. Expenses related to the foreclosed collaterals and its maintenance are charged to the statement of income as incurred. The difference between the value of foreclosed collaterals and the proceeds from sale of the foreclosed collaterals is recognized as gain or loss at the time such foreclosed collaterals are sold.

r. *Shares issuance costs*

Cost incurred in conjunction with issuance of new shares to the public in Initial Public Offering included notary/legal fees, audit fees, underwriter fees, shares and prospectus printing costs and others. The shares issuance costs should be presented as a deduction of additional paid-in capital.

s. *Corporate income tax*

The Bank applies the asset and liability method in accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the temporary differences between the financial and tax bases of assets and liabilities at each reporting date, in accordance with estimated applicable tax rate in the year such temporary differences will be realized.

t. *Earnings per share*

Earnings per share are computed based on the weighted average number of shares issued.

2. Summary of significant accounting policies (Continued)

u. *Pension fund*

Pension fund cost which includes current service cost, amortization of past service cost and amortization of actuarial calculation adjustments, is charged to the current year statement of income. As stated in the actuarial report of Indra Catarya Situmeang M.Sc., FSAI/PT Sienco Aktuarindo Utama dated 10 December 2001, the amortization of past service cost is recognized using the straight-line method over 28 years for deficit before 31 December 1994 and 5 years for solvability deficit, since the year of pension plan's approval by the Minister of Finance (1996). The actuarial calculation uses Projected Benefit Cost Method where each member is estimated to reach Attained Age Normal.

v. *Management use of estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses over the reporting period. Actual results could differ from those estimates.

3. Cash on hand

Represents cash balance in Rupiah and foreign currencies.

In thousands of Rupiah	2001	2000
Rupiah	118,877,694	146,779,593
Foreign currencies	3,793,121	1,699,535
	122,670,815	148,479,128

As of 31 December 2001 and 2000, cash in ATM machines amounting to Rp 921,090 thousand and Rp 1,139,010 thousand, respectively.

4. Demand deposits with Bank Indonesia

Represent demand deposits with Bank Indonesia.

In thousands of Rupiah	2001	2000
Rupiah	470,197,738	434,256,329
Foreign currency (US Dollar)	48,682,400	39,972,770
	518,880,138	474,229,099

5. Demand deposits with other banks

Represent demand deposits with correspondent banks (non-related parties).

In thousands of Rupiah	2001	2000
Rupiah	3,049,691	8,162,065
Foreign currencies	85,117,050	116,633,935
Total demand deposits with other banks	88,166,741	124,796,000
Allowance for uncollectible demand deposits with other banks:		
Rupiah	(30,497)	(1,247,960)
Foreign currencies	(851,170)	-
	(881,667)	(1,247,960)
Total demand deposits with other banks, net	87,285,074	123,548,040

Based on management's review and evaluation, the collectibility of demand deposits with other banks as of 31 December 2001 and 2000 was classified as "current". The Bank's management believes that the above allowance is adequate to cover possible losses on uncollectible demand deposits with other banks.

6. Placements with other banks

Represent balance of placements with other banks.

In thousands of Rupiah	Average interest rate per annum (%) 2001	2000	2001	2000
Call money:				
Foreign currencies	3.80	6.29	780,000,000	777,195,000
Promissory notes:				
Rupiah	15.97	13.88	265,000,000	100,000,000
Others (overdraft and fixed loan facilities):				
Rupiah	17.95	15.25	4,679,804	1,830,188
Total placements with other banks, before allowance for uncollectible placements with other banks			1,049,679,804	879,025,188
Allowance for uncollectible placements with other banks:				
Rupiah			(2,696,664)	(8,790,252)
Foreign currencies			(7,800,000)	-
			(10,496,664)	(8,790,252)
Total placements with other banks, net			1,039,183,140	870,234,936

Classification of placements with other banks as of 31 December 2001 dan 2000 based on its remaining maturity period was as follows:

In thousands of Rupiah	Call money	Promissory notes	Others (overdraft and fixed loan facilities)
2001			
Rupiah:			
Up to 1 month	-	265,000,000	2,199,230
More than 1 month through 3 months	-	-	1,600,510
More than 3 months through 12 months	-	-	880,064
Foreign currencies:			
Up to 1 month	780,000,000	-	-
	780,000,000	265,000,000	4,679,804

6. Placements with other banks (Continued)

In thousands of Rupiah	Call money	Promissory notes	others (overdraft and fixed loan facilities)
2000			
Rupiah:			
Up to 1 month	-	-	872,730
More than 1 month through 3 months	-	100,000,000	153,958
More than 3 months through 12 months	-	-	803,500
Foreign currencies:			
Up to 1 month	777,195,000	-	-
	777,195,000	100,000,000	1,830,188

The movement of allowance for uncollectible placements with other banks for the years ended 31 December 2001 and 2000 was as follows:

In thousands of Rupiah	2001	2000
Rupiah:		
Balance, beginning of year	(8,790,252)	(9,213,672)
Transfer to allowance for uncollectible accounts in foreign currencies	6,917,625	-
Additional allowance for uncollectible accounts	(824,037)	-
Recovery of allowance previously provided	-	423,420
Balance, end of year	(2,696,664)	(8,790,252)
Foreign currencies:		
Balance, beginning of year	-	-
Transfer from allowance for uncollectible accounts in Rupiah	(6,917,625)	-
Additional allowance for uncollectible accounts	(217,659)	-
Exchange rate difference from translation of allowance for uncollectible accounts in foreign currencies	(664,716)	-
Balance, end of year	(7,800,000)	-
	(10,496,664)	(8,790,252)

Based on management's review and evaluation, the collectibility of placements with other banks as of 31 December 2001 and 2000 was classified as "current". The Bank's management believes that the above allowance is adequate to cover possible losses on uncollectible placements with other banks.

7. Marketable securities

As of 31 December 2001 and 2000, the marketable securities owned by the Bank were as follows:

a. Trading marketable securities:

In thousands of Rupiah	2001		
	Acquisition cost	Unrealized gain (loss)	Fair value
Government bonds, Rupiah	210,110,000	(4,211,875)	205,898,125
Corporate bonds, Rupiah	9,941,750	(1,941,750)	8,000,000
Floating Rate Notes, foreign currencies	51,666,786	-	51,666,786
Exchange Offer Loans, foreign currencies	491,352,048	-	491,352,048
	763,070,584	(6,153,625)	756,916,959

b. Available-for-sale marketable securities:

In thousand of Rupiah	2001			2000		
	Acquisition cost	Unrealized gain (loss)	Fair value	Acquisition cost	Unrealized gain (loss)	Fair Value
Corporate bonds, Rupiah	-	-	-	5,001,428	(112,428)	4,889,000
Mutual fund investment units, Rupiah	18,462,815	321,521	18,784,336	-	-	-
Mutual fund investment units, foreign currencies	10,387,115	-	10,387,115	-	-	-
	28,849,930	321,521	29,171,451	5,001,428	(112,428)	4,889,000

c. Held-to-maturity marketable securities:

In thousands of Rupiah	2001	2000
	Acquisition cost (after premium/ discount amortization)/ Fair value	Acquisition cost (after premium/ discount amortization)/ Fair value
Bank Indonesia Certificates	5,462,521,941	6,190,252,469
Floating Rate Notes, foreign currencies	-	46,172,885
Exchange Offer Loans, foreign currencies	-	145,792,934
Bonds, Rupiah:		
Government bonds	-	5,844,801
Corporate bonds	7,607,399	13,661,157
Medium Term Notes, Rupiah	-	19,925,482
Bills bought receivable, foreign currencies	25,107,646	35,502,042
	5,495,236,986	6,457,151,770

7. Marketable securities (Continued)

In thousands of Rupiah	2001	2000
Total marketable securities:		
Acquisition cost (after amortization of premium/discount)	6,287,157,500	6,462,153,198
Unrealized loss from decrease in fair value of trading marketable securities	(6,153,625)	-
Unrealized gain (loss) from increase (decrease) in fair value of available-for-sale marketable securities	321,521	(112,428)
	6,281,325,396	6,462,040,770
Allowance for uncollectible marketable securities:		
Rupiah	(2,402,899)	(1,201,506)
Foreign currencies	(5,785,136)	-
	(8,188,035)	(1,201,506)
Total marketable securities, net	6,273,137,361	6,460,839,264
The movement of unrealized gain (loss) from increase (decrease) in fair value of available-for-sale marketable securities:		
Balance, beginning of year	(112,428)	29,499
Unrealized gain (loss) from increase (decrease) in fair value	433,949	(141,927)
Balance, end of year	321,521	(112,428)
Fair value of available-for-sale and held-to-maturity debt securities based on its maturity period:		
Less than 1 year	1,956,733	42,222,989
From 1 year through 5 years	5,650,666	174,137,788
	7,607,399	216,360,777
Total accumulated amortization of premium (discount) of held-to-maturity marketable securities which are sold or transferred to other classifications	(3,461,734)	-

7. Marketable securities (Continued)

The classification of marketable securities based on the type of issuers as of 31 December 2001 and 2000 was as follows:

In thousands of Rupiah	2001	2000
a. Government:		
Bank Indonesia Certificates	5,462,521,941	6,190,252,469
Government bonds, Rupiah	205,898,125	5,844,801
	5,668,420,066	6,196,097,270
b. Bank:		
Corporate bonds, Rupiah	7,607,399	8,603,317
Floating Rate Notes, foreign currencies	51,666,786	46,172,885
Exchange Offer Loans, foreign currencies	491,352,048	145,792,934
Medium Term Notes	-	19,925,482
	550,626,233	220,494,618
c. Corporate:		
Corporate bonds, Rupiah	8,000,000	9,946,840
Bills bought receivable, foreign currencies	25,107,646	35,502,042
Mutual fund investment units, Rupiah	18,784,336	-
Mutual fund investment units, foreign currencies	10,387,115	-
	62,279,097	45,448,882
	6,281,325,396	6,462,040,770

Average interest rate per annum:

	2001	2000
	%	%
Rupiah:		
Bank Indonesia Certificates	17.59	12.09
Bonds	15.17	13.51
Medium Term Notes	-	14.00
Foreign currencies:		
Exchange Offer Loans	7.44	7.44
Floating Rate Notes	6.82	6.96
Bills bought receivable	9.00 – 11.00	9.00 – 11.00

The Bank's bonds and medium term notes as of 31 December 2001 included NISP I, NISP II and Lautan Luas serial B bonds with the latest rating by PT Pemeringkat Efek Indonesia (Pefindo) was idBBB, idBBB and idA, respectively.

7. Marketable securities (Continued)

Mutual fund investment units represent Bank's investment in Buana 88 Rupiah, Buana 88 Pendapatan Tetap and Buana 88 Dollar mutual funds with 9,392,607 units, 9,231,407 units and 10,513,274 units, respectively. These mutual fund investment units cannot be sold within 1 (one) year period commencing on 10 August 2001.

The Bank's bonds and medium term notes as of 31 December 2000 included BTNI VII serial A, NISP I, NISP II, Lautan Luas serial B bonds with the latest rating by PT Pemeringkat Efek Indonesia (Pefindo) was idCCC, idBBB, idBBB and idA, respectively.

The movement of allowance for uncollectible marketable securities for the years ended 31 December 2001 and 2000 was as follows:

In thousand of Rupiah	2001	2000
Rupiah:		
Balance, beginning of year	(1,201,506)	-
Transfer to allowance for uncollectible accounts in foreign currencies	4,409,503	-
Additional allowance for uncollectible accounts	(5,610,896)	(1,201,506)
Balance, end of year	(2,402,899)	(1,201,506)
Foreign currencies:		
Balance, beginning of year	-	-
Transfer from allowance for uncollectible accounts in Rupiah	(4,409,503)	-
Additional allowance for uncollectible accounts	(1,005,677)	-
Exchange rate difference from translation of allowance for uncollectible accounts in foreign currencies	(369,956)	-
Balance, end of year	(5,785,136)	-
	(8,188,035)	(1,201,506)

Based on management's review and evaluation, the collectibility of marketable securities as of 31 December 2001 and 2000 was classified as "current". The Bank's management believes that the above allowance is adequate to cover possible losses on marketable securities owned by the Bank.

8. Marketable securities purchased with agreements to resell

Represent receivables from purchase of marketable securities with agreements to resell at the agreed resale price. Those marketable securities represent collaterals for lending transactions.

Marketable securities purchased with agreements to resell as of 31 December 2001 dan 2000 was as follows:

In thousands of Rupiah	Period (days)	Maturity date	Nominal value	Resale price
2001				
Government bonds, Rupiah:				
FR 0003 B	377	21-11-2002	500,000,000	500,000,000
FR 0003 E	90	25-02-2002	292,000,000	209,185,000
FR 0003 E	90	27-02-2002	292,000,000	209,185,000
FR 0003 E	90	04-03-2002	146,000,000	104,592,500
FR 0005 E	90	11-03-2002	315,000,000	209,275,000
				1,232,237,500
Unearned interest revenue				(51,784,353)
				1,180,453,147
Allowance for uncollectible marketable securities purchased with agreements to resell, Rupiah				(12,021,579)
				1,168,431,568
2000				
Government bonds, Rupiah:				
FR 0003 B	365	9-11-2001	500,000,000	500,000,000
Unearned interest revenue				(21,438,356)
				478,561,644

The average interest rate per annum for marketable securities purchased with agreements to resell was 19%.

Based on management's review and evaluation, the collectibility of marketable securities purchased with agreements to resell as of 31 December 2001 and 2000 was classified as "current". The Bank's management believes that the above allowance is adequate to cover possible losses on uncollectible marketable securities purchased with agreements to resell.

9. Derivative receivables and payables

Represent derivative receivables and payables.

In thousands of Rupiah	Derivative receivables 2001	Derivative receivables 2000	Derivative payables 2001	Derivative payables 2000
Bank	2,380,279	2,418,798	2,624,820	-
Non-bank	-	-	34,554	-
	2,380,279	2,418,798	2,659,374	-
Allowance for uncollectible derivative receivables	(23,803)	-	-	-
	2,356,476	2,418,798	2,659,374	-

Notional value and average period:

	Currencies	Notional value 2001	Notional value 2000	Average period (days) 2001	Average period (days) 2000
Foreign currencies forward purchase contracts	SGD	5,000,000	-	31	-
	USD	2,000,000	1,500,000	62	62
	AUD	7,500,000	6,000,000	32	62
Foreign currencies forward selling contracts	USD	14,689,484	3,157,320	37	62
	JPY	246,240,000	164,100,000	62	62

Based on management's review and evaluation, the collectibility of derivative receivables as of 31 December 2001 and 2000 was classified as "current". The Bank's management believes that the above allowance is adequate to cover possible losses on derivative receivables.

10. Loans receivable

In thousand of Rupiah	2001	2000
Loans receivable by type of loans:		
Related parties:		
Rupiah:		
Promissory notes	4,000,000	-
Current account overdrafts	19,348,069	16,890,531
Post-import financing	867,846	-
Installment loans	3,936,957	1,903,071
Motor vehicle loans	1,262,720	543,460
Housing loans	2,966,348	1,801,999
Investment loans	416,667	916,667
Exim VI loans	-	56,543
Employee loans, non-interest bearing	4,417,262	4,352,344
	37,215,869	26,464,615

10. Loans Receivable (Continued)

In thousands of Rupiah	2001	2000
Foreign currencies:		
Promissory notes	-	4,798
Total loans receivable, related parties	37,215,869	26,469,413
Non-related parties:		
Rupiah:		
Promissory notes	60,431,000	52,761,011
Fixed loans	102,491,288	83,036,288
Current account overdrafts	1,434,143,285	939,255,922
Post-import financing	39,820,598	22,327,553
Pre-export financing	190,000	95,000
Multipurpose loans	3,022,913	961,674
Installment loans	467,743,261	246,513,095
Motor vehicle loans	122,183,264	134,596,823
Housing loans	163,864,163	94,001,510
Investment loans	135,256,567	46,699,394
Syndicated loans	7,462,676	15,537,676
Agriculture financing project loans	515,015	2,643,138
Exim VI loans	7,037,343	15,892,996
Employee loans, non-interest bearing	608,720	563,544
	2,544,770,093	1,654,885,624
Foreign currencies:		
Promissory notes	20,178,080	22,836,100
Fixed loans	28,600,000	27,825,500
Post-import financing	11,141,953	6,324,857
Pre-export financing	27,440,126	26,289,972
Installment loans	27,584,413	44,085,232
Apartment loans	557,593	1,336,527
	115,502,165	128,698,188
Total loans receivable, non-related parties	2,660,272,258	1,783,583,812
Total loans receivable	2,697,488,127	1,810,053,225
Allowance for uncollectible loans receivable:		
Rupiah	(71,905,388)	(48,600,932)
Foreign currencies	(3,721,458)	-
Total allowance for uncollectible loans receivable	(75,626,846)	(48,600,932)
Loans receivable, net	2,621,861,281	1,761,452,293

10. Loans receivable (Continued)

Loans receivable by economic sector:

Rupiah:

In millions of Rupiah	2001					
	Current	Special Mention	Substandard	Doubtful	Loss	Total
Trading, restaurant and hotel	1,111,822	13,861	3,112	1,524	25,803	1,156,122
Allowance for uncollectible loans receivable	(13,013)	(693)	(22)	(67)	(25,133)	(38,928)
	1,098,809	13,168	3,090	1,457	670	1,117,194
Manufacturing	582,689	30,498	1,858	5,493	6,536	627,074
Allowance for uncollectible loans receivable	(6,964)	(1,525)	(129)	(2,746)	(6,186)	(17,550)
	575,725	28,973	1,729	2,747	350	609,524
Business services	253,899	3,373	1,985	30	6,357	265,644
Allowance for uncollectible loans receivable	(2,539)	(169)	(51)	-	(6,256)	(9,015)
	251,360	3,204	1,934	30	101	256,629
Construction	49,638	1,427	-	-	163	51,228
Allowance for uncollectible loans receivable	(496)	(71)	-	-	(2)	(569)
	49,142	1,356	-	-	161	50,659
Agriculture and agricultural infrastructure	20,020	42	85	-	-	20,147
Allowance for uncollectible loans receivable	(200)	(2)	-	-	-	(202)
	19,820	40	85	-	-	19,945
Transportation, warehousing and communication	131,417	256	1,438	-	994	134,105
Allowance for uncollectible loans receivable	(1,314)	(13)	(20)	-	-	(1,347)
	130,103	243	1,418	-	994	132,758
Social services	23,280	693	-	-	-	23,973
Allowance for uncollectible loans receivable	(233)	(35)	-	-	-	(268)
	23,047	658	-	-	-	23,705
Mining	620	-	-	-	-	620
Allowance for uncollectible loans receivable	(6)	-	-	-	-	(6)
	614	-	-	-	-	614
Electricity, gas and water	254	-	-	-	-	254
Allowance for uncollectible loans receivable	(3)	-	-	-	-	(3)
	251	-	-	-	-	251
Others	298,315	2,371	1,648	259	226	302,819
Allowance for uncollectible loans receivable	(3,741)	(118)	(54)	(2)	(102)	(4,017)
	294,574	2,253	1,594	257	124	298,802
Total loans receivable, net	2,443,445	49,895	9,850	4,491	2,400	2,510,081

10. Loans receivable (Continued)

Foreign currencies:

	2001					
In millions of Rupiah	Current	Special Mention	Substandard	Doubtful	Loss	Total
Trading, restaurant and hotel	53,412	10,400	17,656	-	-	81,468
Allowance for uncollectible loans receivable	(534)	(520)	(2,331)	-	-	(3,385)
	52,878	9,880	15,325	-	-	78,083
Manufacturing	33,477	-	-	-	-	33,477
Allowance for uncollectible loans receivable	(335)	-	-	-	-	(335)
	33,142	-	-	-	-	33,142
Others	141	-	416	-	-	557
Allowance for uncollectible loans receivable	(1)	-	-	-	-	(1)
	140	-	416	-	-	556
Total loans receivable, net	86,160	9,880	15,741	-	-	111,781

Loans receivable by economic sector:

Rupiah:

	2000					
In millions of Rupiah	Current	Special Mention	Substandard	Doubtful	Loss	Total
Trading, restaurant and hotel	778,980	11,506	3,122	647	31,592	825,847
Allowance for uncollectible loans receivable	(8,515)	(2,553)	(57)	(34)	(22,484)	(33,643)
	770,465	8,953	3,065	613	9,108	792,204
Manufacturing	359,960	7,714	8,142	2,203	7,617	385,636
Allowance for uncollectible loans receivable	(3,936)	(134)	(106)	(484)	(4,633)	(9,293)
	356,024	7,580	8,036	1,719	2,984	376,343
Business services	90,699	712	1,133	-	7,561	100,105
Allowance for uncollectible loans receivable	(907)	(36)	(45)	-	(739)	(1,727)
	89,792	676	1,088	-	6,822	98,378
Construction	32,659	1,719	267	-	216	34,861
Allowance for uncollectible loans receivable	(327)	(86)	(10)	-	(2)	(425)
	32,332	1,633	257	-	214	34,436
Agriculture and agricultural infrastructure	11,741	51	-	-	-	11,792
Allowance for uncollectible loans	(117)	(3)	-	-	-	(120)
	11,624	48	-	-	-	11,672

10. Loans receivable (Continued)

	2000					
In millions of Rupiah	Current	Special Mention	Substandard	Doubtful	Loss	Total
Transportation, warehousing and communication	19,197	-	1,000	-	350	20,547
Allowance for uncollectible loans receivable	(192)	-	-	-	-	(192)
	19,005	-	1,000	-	350	20,355
Social services	16,879	115	-	308	-	17,302
Allowance for uncollectible loans receivable	(169)	(6)	-	(38)	-	(213)
	16,710	109	-	270	-	17,089
Mining	283	-	-	-	-	283
Allowance for uncollectible loans receivable	(3)	-	-	-	-	(3)
	280	-	-	-	-	280
Electricity, gas and water	274	-	-	-	-	274
Allowance for uncollectible loans receivable	(3)	-	-	-	-	(3)
	271	-	-	-	-	271
Others	282,093	1,657	489	152	312	284,703
Allowance for uncollectible loans receivable	(2,821)	(101)	(58)	(2)	-	(2,982)
	279,272	1,556	431	150	312	281,721
Total loans receivable, net	1,575,775	20,555	13,877	2,752	19,790	1,632,749
Foreign currencies:						
Trading, restaurant and hotel	62,082	28,035	-	-	-	90,117
Allowance for uncollectible loans receivable	-	-	-	-	-	-
	62,082	28,035	-	-	-	90,117
Manufacturing	33,575	-	-	-	3,669	37,244
Allowance for uncollectible loans receivable	-	-	-	-	-	-
	33,575	-	-	-	3,669	37,244
Business services	5	-	-	-	-	5
Allowance for uncollectible loans receivable	-	-	-	-	-	-
	5	-	-	-	-	5
Others	-	375	962	-	-	1,337
Allowance for uncollectible loans receivable	-	-	-	-	-	-
	-	375	962	-	-	1,337
Total loans receivable, net	95,662	28,410	962	-	3,669	128,703

10. Loans receivable (Continued)

In millions of Rupiah	2001	2000
Loans receivable by period based on period stated in credit agreement:		
Rupiah:		
Up to 1 year	1,714,984	1,180,277
More than 1 year through 2 years	204,330	147,715
More than 2 years through 5 years	599,272	314,483
More than 5 years	63,400	38,875
	2,581,986	1,681,350
Foreign currencies:		
Up to 1 year	87,360	83,281
More than 2 years through 5 years	28,142	45,422
	115,502	128,703
	2,697,488	1,810,053
Loans receivable by period based on remaining maturity period:		
Rupiah:		
Up to 1 year	1,714,533	1,169,939
More than 1 year through 2 years	291,285	175,713
More than 2 years through 5 years	486,350	286,838
More than 5 years	89,818	48,860
	2,581,986	1,681,350
Foreign currencies:		
Up to 1 year	89,112	83,281
More than 1 year through 2 years	26,390	4,499
More than 2 years through 5 years	-	40,923
	115,502	128,703
	2,697,488	1,810,053

10. Loans receivable (Continued)

	2001	2000
Weighted average interest rate per annum:		
Rupiah	17.65%	16.70%
Foreign currencies	8.50%	8.89%

The above stated loans receivable represent short-term and long-term loans in Rupiah and foreign currencies with various types of collaterals, including land, buildings and other tangible assets.

Loans extended to the Bank's employees (including directors) consist of motor vehicle loans, housing loans and loans for other purposes, with period of 1 - 120 months, repayment through monthly salary deduction.

Loans receivable from related parties, except for employee loans, are with normal terms and conditions as loans to non-related parties.

The Bank's total participation in syndicated loans with other banks as of 31 December 2001 and 2000 amounted to equivalent Rp 7,462,676 thousand and Rp 15,537,676 thousand, respectively, with percentage of participation ranged between 2.5% - 13% and 2.5% - 50% from the total syndicated loan facilities. The Bank only acted as a participant in these syndicated loans.

Loans receivable classified as substandard, doubtful and loss (non-performing loans) as of 31 December 2001 and 2000 amounted to equivalent Rp 75,582,145 thousand and Rp 69,743,046 thousand (2.80% and 3.85% of total loans receivable), respectively. During the years ended 31 December 2001 and 2000, the Bank received interest on non-performing loans amounted to equivalent Rp 341,156 thousand and Rp 569,765 thousand, respectively.

As of 31 December 2001 and 2000, the realizable fair value of foreclosed collaterals amounted to Rp 22,656,779 thousand and Rp 80,350,969 thousand, respectively.

As of 31 December 2001 and 2000, loans receivable which the interest charges have been discountinued amounted to Rp 75,583 million and Rp 69,742 million, respectively.

During the years ended 31 Desember 2001 dan 2000, loans receivable which were restructured amounted to Rp 2,674,166 thousand and Rp 1,220,000 thousand, respectively, with the allowance for uncollectible loans amounted to Rp 136,296 thousand and Rp 610,000 thousand, respectively. Restructurization of non-performing loans was performed through a change or modification of credit terms and no loss resulting from this loan restructurization. From the restructured loans, the bank did not have any commitments to extend additional loans.

10. Loans receivable (Continued)

The movement of allowance for uncollectible loans for the years ended 31 December 2001 and 2000 was as follows:

In thousands of Rupiah	2001	2000
Rupiah:		
Balance, beginning of year	(48,600,932)	(67,858,728)
Transfer to allowance for uncollectible accounts in foreign currencies	1,964,841	-
Additional allowance for uncollectible loans	(15,042,760)	-
Loans written-off	624,675	7,648,912
Recovery of loans previously written-off	(10,851,212)	(21,466,945)
Reversal of allowance for uncollectible loans	-	33,075,829
Balance, end of year	(71,905,388)	(48,600,932)
Foreign currencies:		
Balance, beginning of year	-	-
Transfer from allowance for uncollectible accounts in Rupiah	(1,964,841)	-
Additional allowance for uncollectible loans	(1,694,616)	-
Recovery of loans previously written-off	(8,996)	-
Exchange rate difference from translation of allowance for uncollectible accounts in foreign currencies	(53,005)	-
Balance, end of year	(3,721,458)	-
	(75,626,846)	(48,600,932)

The Bank's management believes that the allowance for uncollectible loans already provided is adequate to cover the possible losses on uncollectible loans.

The Bank's report to Bank Indonesia (unaudited) stated that the Bank had complied with the requirement of legal lending limit at year end 2001 and 2000.

11. Long-term investments

Represent investments in shares with an ownership of less than 20%, recorded using the cost method:

In thousands of Rupiah	Ownership percentage	2001	2000
PT Bank Keppel TatLee Buana (banking):			
150 shares, par value of Rp 50,000,000 per share	15%	7,500,000	7,500,000
PT Asuransi Buana Independen (insurance company):			
2001: 12,000 shares, 2000: 3,000 shares, par value of Rp 100,000 per share	10%	300,000	300,000
PT Sarana Bersama Pembiayaan Indonesia (financing company):			
63 shares, par value of Rp 1,000,000 per share	0.94%	63,000	63,000
PT Bank Muamalat Indonesia (sharia bank):			
1,000 shares, par value of Rp 1,000 per share	0.01%	1,000	1,000
PT Aplikanusa Lintasarta (telecommunication service company):			
25 shares, par value of Rp 1,000,000 per share	1.25%	25,000	25,000
Total, all classified as current long-term investments		7,889,000	7,889,000
Allowance for decline in value of long-term investments		(78,890)	(78,890)
		7,810,110	7,810,110

The movement of allowance for decline in value of long-term investments for the years ended 31 December 2001 and 2000 was as follows:

In thousands of Rupiah	2001	2000
Balance, beginning of year	(78,890)	(153,890)
Recovery in value of long-term investments	-	75,000
Balance, end of year	(78,890)	(78,890)

12. Fixed assets

Owned fixed assets:

In thousands of Rupiah	2001				
	Beginning balance	Additions	Disposals	Revaluations	Ending balance
Acquisition cost/revaluation value:					
Land	48,067,045	12,909,769	(405,852)	76,300,425	136,871,387
Buildings	44,307,746	21,010,400	(2,281,030)	23,978,867	87,015,983
Furniture and fixtures	28,046,698	8,717,565	(163,943)	-	36,600,320
Office equipment	75,037,141	35,293,425	(280,725)	-	110,049,841
Motor vehicles	23,867,227	11,905,745	(1,883,005)	-	33,889,967
	219,325,857	89,836,904	(5,014,555)	100,279,292	404,427,498
Impairment of fixed assets value	(4,648,514)	-	-	-	(4,648,514)
	214,677,343	89,836,904	(5,014,555)	100,279,292	399,778,984
Accumulated depreciation:					
Buildings	(13,506,452)	(5,533,463)	399,596	14,287,728	(4,352,591)
Furniture and fixtures	(18,403,357)	(5,405,156)	163,943	-	(23,644,570)
Office equipment	(35,334,147)	(20,020,132)	227,065	-	(55,127,214)
Motor vehicles	(12,701,574)	(5,793,761)	1,435,357	-	(17,059,978)
	(79,945,530)	(36,752,512)	2,225,961	14,287,728	(100,184,353)
Net book value	134,731,813	53,084,392	(2,788,594)	114,567,020	299,594,631

In thousands of Rupiah	2000			
	Beginning balance	Additions	Disposal	Ending balance
Acquisition cost:				
Land	48,187,830	1,207,773	(1,328,558)	48,067,045
Buildings	40,376,654	3,964,534	(33,442)	44,307,746
Furniture & Fixtures	22,370,312	5,854,299	(177,913)	28,046,698
Office equipment	43,520,144	32,623,116	(1,106,119)	75,037,141
Motor vehicles	18,237,025	7,859,329	(2,229,127)	23,867,227
	172,691,965	51,509,051	(4,875,159)	219,325,857
Impairment of fixed assets value	(4,648,514)	-	-	(4,648,514)
	168,043,451	51,509,051	(4,875,159)	214,677,343

12. Fixed assets (Continued)

In thousands of Rupiah	2000			
	Beginning balance	Additions	Disposals	Ending balance
Accumulated depreciation:				
Buildings	(11,126,908)	(2,383,293)	3,749	(13,506,452)
Furniture & fixtures	(14,789,102)	(3,775,142)	160,887	(18,403,357)
Office equipment	(23,079,312)	(13,251,381)	996,546	(35,334,147)
Motor vehicles	(10,555,670)	(4,211,897)	2,065,993	(12,701,574)
	(59,550,992)	(23,621,713)	3,227,175	(79,945,530)
Net book value	108,492,459	27,887,338	(1,647,984)	134,731,813

In thousands of Rupiah	2001	2000
Depreciation expenses were charged to:		
Occupancy expenses	5,533,463	2,383,293
General and administrative expenses	31,219,049	21,238,420

As of 31 December 2001 and 2000, all fixed assets were insured to related parties for a total sum insured of Rp 101,010,000 thousand and Rp 111,140,939 thousand, respectively (see Note 34). The Bank's management believes that such insurance coverage is sufficient to cover possible losses.

Impairment of fixed assets value represents difference between net book value of fixed assets and the fair value of land and building based on independent appraisal report.

13. Other assets

In thousands of Rupiah	2001	2000
Prepaid expense	14,562,380	14,010,949
Foreclosed collaterals	22,656,779	80,350,969
Deposits, advance for building renovation, advance for purchase of fixed assets	28,561,916	48,779,546
Security deposits	6,580,170	5,016,211
Deferred tax assets (Note 19)	4,791,470	-
Others	3,595,479	12,575,507
	80,748,194	160,733,182
Allowance for decline in value of other assets	-	(35,670,675)
	80,748,194	125,062,507

13. Other assets (Continued)

Other assets from transactions with related parties as of 31 December 2001 and 2000 represented prepaid rent expense of Rp 165,000 thousand and Rp 9,555,036 thousand, respectively (see Note 34).

Others consist of other prepaid expenses, printed materials and stationery, and miscellaneous.

14. Demand deposits

In thousands of Rupiah	2001	2000
Bank:		
Related parties:		
Rupiah	293,083	75,525
Foreign currencies	-	-
	293,083	75,525
Non-related parties:		
Rupiah	1,994,412	2,531,572
Foreign currencies	-	-
	1,994,412	2,531,572
Non-bank:		
Related parties:		
Rupiah	57,615,553	62,115,762
Foreign currencies	97,154,341	95,316,920
	154,769,894	157,432,682
Non-related parties:		
Rupiah	1,860,005,190	1,469,012,699
Foreign currencies	1,065,112,912	799,064,134
	2,925,118,102	2,268,076,833
	3,082,175,491	2,428,116,612

The interest rates per annum on Rupiah demand deposits were 5.50% in 2001 and 6.27% in 2000, which were computed from the lowest daily balance of Rupiah accounts with a minimum balance of Rp 3,000,000.

As of 31 December 2001 and 2000, demand deposits which were blocked based on customers' request amounted to Rp 9,124,634 thousand and Rp 2,562,737 thousand, respectively.

15. Saving accounts

In thousands of Rupiah	Average interest rate per annum (%) 2001	2000	2001	2000
Bank:				
Related parties:				
Saving accounts-*Produktif*	10	8.69	10,060,031	4,079,392
Non-bank:				
Related parties:				
Saving accounts-*Produktif*	10	8.69	15,889,920	40,055,991
Saving accounts-*Prioritas*	10	9.42	22,466	17,818
Saving accounts-*Buana Plus*	9	8.37	507,372	486,290
			16,419,758	40,560,099
Non-related parties:				
Saving accounts-*Produktif*	10	8.69	3,790,158,635	3,756,810,031
Saving accounts-*Prioritas*	11	9.42	58,997,485	57,274,626
Saving accounts-*Tabanas/Taska*	6.01	6.01	293,240	349,419
Saving accounts-*Buana Plus*	9	8.37	11,579,305	5,558,501
			3,861,028,665	3,819,992,577
			3,887,508,454	3,864,632,068

As of 31 December 2001 and 2000, saving accounts pledged as collateral for credit facilities amounted to Rp 3,768,638 thousand and Rp 1,559,845 thousand, respectively.

16. Time deposits

In thousands of Rupiah	Period	2001	2000
Bank:			
Non-related parties:			
Time deposits, Rupiah	1 month	2,125,500	2,000,000
		2,125,500	2,000,000

16. Time deposits (Continued)

In thousands of Rupiah	Period	2001	2000
Non-bank:			
Related parties:			
On call deposits, Rupiah	Up to 1 month	13,700,000	-
Time deposits, Rupiah	1 month	37,172,602	32,245,400
	3 months	10,000	260,000
	6 months	25,000	25,000
	12 months	10,000	10,000
		37,217,602	32,540,400
Time deposits, foreign currencies	1 month	6,247,037	31,564,994
	3 months	8,424,000	5,373,200
	6 months	260,000	239,875
	12 months	52,000	47,975
		14,983,037	37,226,044
Non-related parties:			
On call deposits, Rupiah	Up to 1 month	21,100,000	34,760,500
Time deposits, Rupiah	1 month	3,473,832,129	2,816,089,177
	3 months	24,645,945	14,149,600
	6 months	14,353,800	2,163,700
	12 months	18,915,700	20,617,650
		3,531,747,574	2,853,020,127
Time deposits, foreign currencies	1 month	319,243,800	278,615,558
	3 months	41,772,090	42,419,156
	6 months	14,188,957	18,785,597
	12 months	3,145,710	4,237,505
		378,350,557	344,057,816
		3,999,224,270	3,303,604,887

	2001	2000
Weighted average interest rates per annum:		
Rupiah	13.45%	9.78%
Foreign currencies	3.71%	5.08%

16. Time deposits (Continued)

Classification of time deposits based on the remaining maturity period was as follows:

In thousands of Rupiah	2001	2000
Rupiah:		
Up to 1 month	3,409,391,676	2,759,723,027
More than 1 month through 3 months	134,961,000	99,374,000
More than 3 months through 6 months	36,440,000	45,150,000
More than 6 months through 12 months	25,098,000	18,074,000
	3,605,890,676	2,922,321,027
Foreign currencies:		
Up to 1 month	373,303,594	327,675,860
More than 1 month through 3 months	15,298,000	41,067,000
More than 3 months through 6 months	3,713,000	9,624,000
More than 6 months through 12 months	1,019,000	2,917,000
	393,333,594	381,283,860
	3,999,224,270	3,303,604,887

As of 31 December 2001 and 2000, time deposits pledged as collaterals for credit facilities granted by the Bank to its customers amounted to Rp 259,384,743 thousand and Rp 286,208,210 thousand, respectively.

17. Certificates of deposit

In thousands of Rupiah	2001	2000
Rupiah certificates of deposit for period of 1 month to 12 months:		
Nominal value	19,000	29,000
Less unamortized discount	-	-
	19,000	29,000

Weighted average interest rate per annum on certificates of deposit was 9.50% in 2001 and 2000.

18. Borrowings

In thousands of Rupiah	Average interest rate per annum (%) 2001	Average interest rate per annum (%) 2000	2001	2000
Due to other banks:				
Short-term loans:				
Call money, Rupiah	-	10.96	-	79,000,000
Overdraft, foreign currencies	-	-	13,209,058	195,004
			13,209,058	79,195,004
Long-term loans:				
World Bank loans (AFP facilities), Rupiah	12.08	12.36	4,906,000	5,798,000
Export Import Bank of Japan loans, Rupiah	14.47	12.77	48,990,680	54,434,090
			53,896,680	60,232,090
			67,105,738	139,427,094

Based on the loan channeling agreement with Bank Indonesia dated 20 June 1995, the Bank obtained a loan facility to finance customers in agriculture and agribusiness industry from The International Bank for Reconstruction and Development (World Bank). This facility was originally extended to Bank Indonesia which then channeled the loan to debtors who fulfill the loan requirements through local banks in Indonesia. This AFP loan facility (Rupiah loan facility equivalent of USD 5,300,000 using the rate at drawdown date) has 3 years grace period, due within 12 years, guaranteed by the Bank's acceptance or promissory notes, repayable in 18 semi-annual Rupiah installments with equal amounts since 30 September 1998 through 30 March 2007. The floating interest rates on the above facility are calculated based on average interest rate of 3-month Bank Indonesia Certificates during the latest 6 months period or average interest rate of 3-month time deposit from 5 state owned banks during the latest 6 months period whichever is lower.

Based on the loan channeling agreement with Bank Indonesia dated 25 July 1996, the Bank obtained a loan facility to finance the investment and working capital of small business companies and venture capital projects from Export Import Bank of Japan. This facility was originally extended to Bank Indonesia which then channeled the loan to debtors who fulfill the loan requirements through local banks in Indonesia. This Rupiah loan facility (equivalent of JPY 1,300,000,000 using the rate at drawdown date) has 3 years grace period, due within 14 years, guaranteed by the Bank's acceptance or promissory notes, repayable in 22 semi-annual Rupiah installments with equal amounts since 15 February 2000 through 15 August 2010. The floating interest rates on the above facility are calculated based on average interest rate of 3-month Bank Indonesia Certificates during the latest 6 months period.

19. Taxes payable and corporate income tax

a. Taxes payable consists of:

In thousands of Rupiah	2001	2000
Income tax article 21	6,243,906	14,014,498
Income tax article 23	14,916,117	8,936,723
Corporate income tax article 25, monthly installments	7,418,604	4,386,731
Corporate income tax article 29	34,381,190	21,955,814
Value Added Tax	26,285	18,985
	62,986,102	49,312,751

b. The reconciliation of accounting income before tax to taxable income (in accordance with the respective 2001 and 2000 tax returns) of the Bank is as follows:

In thousands of Rupiah	2001	2000
Accounting income before tax according to the statement of Income	359,750,555	161,238,203
Income tax basis adjustments:		
Permanent differences:		
Depreciation of fixed assets	1,990,426	890,014
Uncollectible loans and other losses expenses	3,619,278	1,281,608
Entertainment	863,950	626,678
Business Development	1,138,933	879,382
Donation	1,514,540	1,483,073
(Reversal) provision expense on decline in value of foreclosed collaterals	(35,670,675)	35,670,675
Gain on sale of fixed assets	(854,856)	(1,002,277)
Meals and drinks for employees and guests	-	568,869
Other general and administrative expenses	607,493	736,808
Other non-tax deductible expenses	370,707	1,028,078
Dividend income	-	(112,667)
Rental income	(436,971)	(422,380)
	(26,857,175)	41,627,861
Temporary differences:		
Depreciation of fixed assets	9,676,461	(631,188)
Uncollectible loans and other losses expenses	3,622,880	(6,063,394)
Loss on decline in value of marketable securities	6,153,625	-
Gain on sale of fixed assets	(159,704)	(206,685)
	19,293,262	(6,901,267)
Taxable income	352,186,642	195,964,797

Other non-tax deductible expenses consist of loss on sale of fixed assets (the net book value for financial accounting purposes differs with the net book value for income tax computation purposes) and tax penalties.

19. Taxes payable and corporate income tax (Continued)

c. Income tax expenses consist of:

In thousands of Rupiah	2001	2000
Current tax	105,638,493	58,780,689
Deferred tax	(5,787,979)	934,088
	99,850,514	59,714,777

Reversal of deferred tax liabilities on revaluation increment of fixed assets (Note 22).

d. Deferred tax assets (liabilities)

Deferred tax assets (liabilities) consist of accumulation of deductible temporary differences and taxable temporary differences as follows:

In thousands of Rupiah	2001	2000
Deferred tax assets:		
Depreciation of fixed assets	1,871,058	-
Allowance for uncollectible loans	1,136,745	49,881
Unrealized loss on marketable securities	1,846,088	-
	4,853,891	49,881
Deferred tax liabilities:		
Depreciation of fixed assets	-	(983,969)
Revaluation increment on fixed assets	(62,421)	-
	(62,421)	(983,969)
Deferred tax assets, net	4,791,470	(934,088)

Reconciliation of deferred tax assets (liabilities):

In thousands of Rupiah	2001	2000
Balance, beginning of year	(934,088)	1,136,292
Unrealized loss on marketable securities	1,846,088	-
Expense (recovery) of allowance for uncollectible loans and other losses	1,086,864	(1,819,018)
Depreciation of fixed assets	2,855,027	(251,362)
Revaluation increment on fixed assets	(62,421)	-
Balance, end of year	4,791,470	(934,088)

19. Taxes payable and corporate income tax (Continued)

e. Reconciliation between income tax expenses and multiplication of accounting income before tax with prevailing tax rate.

In thousands of Rupiah	2001	2000
Accounting income before tax	359,750,555	161,238,203
Corporate income tax at prevailing tax rate	107,907,667	48,362,711
Non-deductible expenses (permanent differences)	(8,057,153)	12,488,358
Movement on valuation allowance	-	(1,136,292)
Income tax expenses	99,850,514	59,714,777

f. The corporate income tax payable article 29 is computed as follows:

In thousands of Rupiah	2001	2000
Calculation of corporate income tax:		
10% of Rp 50,000 thousand in 2001 and Rp 25,000 thousand in 2000	5,000	2,500
15% of Rp 50,000 thousand in 2001 and Rp 25,000 thousand in 2000	7,500	3,750
30% of Rp 352,086,642 thousand in 2001 and Rp 195,914,797 thousand in 2000	105,625,993	58,774,438
	105,638,493	58,780,688
Prepaid taxes (Income tax article 23 and 25)	(71,257,303)	(36,824,874)
Income tax payable (article 29)	34,381,190	21,955,814

Under the taxation laws of Indonesia, the Bank submits tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within 10 years of the taxes becoming payable.

20. Share capital

The share capital at year end 2001 and 2000 was as follows:

	Number of shares	Par value (In thousands of Rupiah)
Authorized capital	1,800,000,000	900,000,000
Unissued	(830,000,000)	(415,000,000)
Issued and paid-in	970,000,000	485,000,000

The composition of shareholders at year end 2001 and 2000 was as follows:

	Number of shares		Ownership percentage (%)	
	2001	2000	2001	2000
Ownership more than 5%:				
PT Sari Dasa Karsa	716,147,000	716,147,000	73.83	73.83
PT Makindo Tbk	63,980,000	-	6.60	-
Commissioners:				
Iskandar Tanuwidjaja (until June 2000)	6,584,000	6,584,000	0.68	0.68
Lukito Winarto	1,673,000	1,673,000	0.17	0.17
Director:				
Eddy Muljanto	6,584,000	6,584,000	0.68	0.68
Other shareholders	175,032,000	239,012,000	18.04	24.64
	970,000,000	970,000,000	100.--	100.--

Total issued and paid-in capital was as follows:

In thousands of Rupiah	2001	2000
Ownership more than 5%:		
PT Sari Dasa Karsa	358,073,500	358,073,500
PT Makindo Tbk	31,990,000	-
Commissioners:		
Iskandar Tanuwidjaja (until June 2000)	3,292,000	3,292,000
Lukito Winarto	836,500	836,500
Director:		
Eddy Muljanto	3,292,000	3,292,000
Other shareholders	87,516,000	119,506,000
	485,000,000	485,000,000

20. Share capital (Continued)

Other shareholders represent shareholders who own less than 5% of total outstanding shares, excluding directors and commissioners.

In accordance with Bank Indonesia Regulation No. 3/21/PBI/2001 dated 13 December 2001 regarding the minimum Capital Adequacy Ratio for banks, at year end 2001, the Bank was required to provide minimum capital of 8% of its weighted risk assets.

In millions of Rupiah	2001
Capital components (after take into account weighted risk), consist of:	
Core capital	
Paid in capital	485,000
Additional paid-in capital	23,567
General reserve	10,000
Prior years' net profit	152,997
Current year's profit after tax	129,950
Difference in value of transactions with entities under common control	(6,220)
Unrealized gain from increase in fair value of available-for-sale marketable securities	322
Total core capital	795,616
Supplementary capital	
Revaluation increment on fixed assets	103,280
General reserve of allowance for productive assets	49,596
Total supplementary capital	152,876
Total core capital and supplementary capital	948,492
Long-term investment	(7,889)
Total capital	940,603
Weighted Risk Assets	3,967,680
Capital Adequacy Ratio	23.71%

Capital Adequacy Ratio of the Bank as of 31 December 2000 was 20.65%, which complied with Decree of Directors of Bank Indonesia No. 31/146/KEP/DIR dated 12 November 1999 which required minimum capital of 4% of its weighted risk assets.

21. Additional paid-in capital, net

Represents excess of payments by shareholders over nominal value from Initial Public Offering of 194,000,000 common shares with nominal value of Rp 500 per share, after deducting with shares issuance cost.

22. Revaluation increment on fixed assets

The revaluation of certain fixed assets (land and buildings) as of 30 June 2001, in accordance with the Minister of Finance's decree No. 384/KMK.04/1998 dated 14 August 1998, resulted in revaluation increment on fixed assets as follows:

In thousands of Rupiah	
Fair value/market value	169,215,000
Net book value, tax basis	(56,970,349)
Revaluation increment on fixed assets, tax basis	112,244,651
Net book value, tax basis	102,836,059
Net book value, accounting basis	(93,653,702)
Difference between net book value (tax basis) and net book value (accounting basis)	9,182,357
Fixed assets which their fair value/market value are lower than their net book value (tax basis) but their fair value/market value are higher than their net book value (accounting basis)	(6,859,988)
Revaluation increment on fixed assets	114,567,020
Reversal of deferred tax	(62,421)
Final income tax	(11,224,465)
Revaluation increment on fixed assets	103,280,134

The above mentioned revaluation increment on fixed assets, income tax basis, amounting to Rp 112,244,651 thousand was approved by the Head of Jakarta Tax Office under letter No. KEP-07/WPJ.06/KP.0404/2001 dated 6 Desember 2001. The letter stated a final tax liability on the revaluation increment amounting to Rp 11,224,465 thousand.

23. Difference in value of transactions with entities under common control

The difference in value of transactions with entities under common control as of 31 December 2001 and 2000 consisted of:

In thousands of Rupiah	
Sales of land and buildings to PT Bumi Citra Wicaksana on 31 December 1997:	
Selling price	8,000,000
Net book value	(4,831,615)
	3,168,385
Acquisition of land and buildings from PT Buana Land on 19 December 1997:	
Acquisition cost	(21,544,000)
Net book value	12,155,853
	(9,388,147)
	(6,219,762)

Land and building sold to and acquired from entities under common control are currently used for the Bank's operation (as offices and branches).

24. Interest revenue

Interest revenue consists of interest on:

In thousands of Rupiah	2001	2000
Loans receivable	372,034,011	199,908,600
Marketable securities	1,202,718,490	900,746,161
Placements with other banks	57,217,860	49,502,826
Demand deposits with other banks	2,391,409	2,235,119
	1,634,361,770	1,152,392,706

Interest revenue generated from transactions with related parties in 2001 and 2000 amounted to less than 5% of total interest revenue.

25. Interest expenses

Interest expenses consist of interest on:

In thousands of Rupiah	2001	2000
Demand deposits	141,427,401	121,316,023
Saving accounts	391,468,243	333,995,829
Time deposits	448,353,972	301,722,793
Borrowings	19,608,911	17,402,788
Others	548,533	261,022
	1,001,407,060	774,698,455

Interest expenses from transactions with related parties in 2001 and 2000 amounted to less than 5% of total interest expenses.

26. Personnel expenses

Personnel expenses consist of:

In thousands of Rupiah	2001	2000
Salaries and wages	79,542,068	74,027,391
Overtime	9,290,032	8,467,349
Holiday bonus	7,415,324	8,534,321
Medical	5,383,932	4,346,476
Meals, transportation and other benefits-in-kind	14,403,180	11,293,519
Obligatory employee insurance *(Jamsostek)*	2,912,444	2,405,597
Honorarium	8,631,629	4,903,646
Pension funds contribution	16,413,336	10,734,040
Severance pay	6,368,936	15,854
Others	2,162,456	1,313,749
	152,523,337	126,041,942

27. General and administrative expenses

General and administrative expenses consist of:

In thousands of Rupiah	2001	2000
Printed material, office supplies	12,004,559	8,896,794
Telecommunication, electricity, water	23,594,862	18,208,616
Gratification	32,819,541	28,008,726
Premium paid in connection with the government guarantee on certain obligations of the banks	26,512,182	24,127,550
Promotion	6,543,697	5,286,539
Maintenance of office equipment, motor vehicles	9,405,818	8,150,520
Insurance	2,159,966	1,516,284
Professional fees	3,999,808	1,683,365
Education, training	5,238,913	2,452,009
Employee income tax	26,850,954	28,549,329
Depreciation of fixed assets	31,219,049	21,238,420
Others	19,324,890	29,486,462
	199,674,239	177,604,614

28. Earnings Per Share

Earnings per share is computed based on weighted average number of shares outstanding in the related year, as follows:

In thousands of Rupiah	2001	2000
Net operating income	356,642,682	157,614,042
Net income	259,900,041	101,523,426
Weighted average number of shares outstanding	970,000,000 shares	761,480,874 shares
Earnings per share (in whole Rupiah):		
Net operating income	368	207
Net income	268	133

29. Cash dividends

In thousands of Rupiah	2001	2000
Cash dividends distributed in 2001 and 2000 were Rp 32 and Rp 489.36 per share, respectively	31,040,000	230,000,000

Based on the resolution of Extraordinary General Shareholders' Meeting, minutes of which was executed before Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 21 dated 12 November 1999, after being approved by Bank Indonesia under its letter No. 2/198/DPwB1/IDWB1 dated 2 February 2000, the Bank paid cash dividends amounted to Rp 40 billion to all shareholders on 21 March 2000.

Based on the resolution of Extraordinary General Shareholders' Meeting, minutes of which was executed before Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 8 dated 19 January 2000, after being approved by Bank Indonesia under its letter No. 2/478/DPwB1/IDWB1 dated 15 March 2000 and by the Indonesian Bank Restructuring Agency ("IBRA") under its letter No. S-388/BL/BPPN/0400 dated 17 April 2000, the Bank paid interim cash dividends amounted to Rp 190 billion to all shareholders on 25 April 2000.

Based on the resolution of Annual General Shareholders' Meeting, minutes of which was executed before Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 29 dated 25 May 2001, after being approved by IBRA under its letter No. PB-114/BPPN/0401 dated 9 April 2001, the Bank paid cash dividends amounted to Rp 31.04 billion to all shareholders on 5 July 2001.

30. Commitments and Contingencies

The Bank had committed and contingent receivables/liabilities as follows:

		Amount in foreign currencies		Amounts in thousands of Rupiah	
	Currencies	2001	2000	2001	2000
COMMITMENTS					
Committed receivables:					
Unsettled spot purchase contracts					
Non-related parties	USD	14,800,000	4,650,000	153,920,000	44,616,750

30. Commitments and Contingencies (Continued)

	Currencies	Amount in foreign currencies 2001	Amount in foreign currencies 2000	Amounts in thousands of Rupiah 2001	Amounts in thousands of Rupiah 2000
Committed liabilities:					
Unsettled spot selling contracts					
Related parties	USD	-	250,000	-	2,398,750
Non-related parties	USD	6,400,000	2,500,000	66,560,000	23,987,500
				66,560,000	26,386,250
Unused customer loan facilities	Rupiah			1,428,389,829	1,156,980,755
Outstanding irrevocable Letter of Credit	Rupiah			11,730,395	4,252,520
	USD	2,838,635	4,902,264	29,521,804	47,037,226
	AUD	41,010	11,180	217,945	59,461
	SGD	144,671	46,466	813,617	257,377
	DEM	-	2,050,306	-	9,342,486
	GBP	-	7,100	-	101,526
	JPY	13,378,375	210,850,148	1,059,352	17,621,379
	EUR	384,090	-	3,534,768	-
	Others, USD equivalent	8,257	576,765	85,877	5,534,056
				46,963,758	84,206,031
CONTINGENCIES					
Contingent receivables:					
Interest on non-performing productive assets	Rupiah			890,405	1,336,079
Contingent liabilities:					
Bank guarantees issued to customers	Rupiah			81,776,246	65,279,688
	USD	250,775	427,061	2,608,059	4,097,649
	Others, USD equivalent	35,834	-	372,678	-
				84,756,983	69,377,337
Unused traveller's cheques	USD	775,250	1,165,450	8,062,600	11,182,493

31. Net Open Position

Based on Bank Indonesia's Decision Letter No. 31/178/KEP/DIR dated 31 December 1998 regarding Net Open Position of banks, the maximum Net Open Position is 20% of its capital. Net Open Position is the sum of the absolute values of the difference between net assets and liabilities as well as receivables and payables is foreign currencies, recorded in balance sheet as well as in the statement of commitments and contingencies.

Net Open Position of the Bank as of 31 December 2001 and 2000 was as follows:

In millions of Rupiah	2001		
	Net Open Position of assets and liabilities in the balance sheet	Net Open Position of assets and liabilities in the statement of commitments and contingencies	Total Net Open Position (absolute value)
USD	42,849	(44,611)	1,762
EUR	(887)	-	887
JPY	18,582	(19,498)	916
SGD	(24,121)	28,120	3,999
MYR	7	-	7
DEM	32	-	32
HKD	(744)	-	744
GBP	771	-	771
AUD	(39,663)	39,858	195
NZD	66	-	66
CAD	418	-	418
BND	8	-	8
THB	1	-	1
CHF	718	-	718
BEF	226	-	226
SEK	140	-	140
DKK	312	-	312
SAR	42	-	42
Net Open Positon (absolute value)			11,244
Capital (Note 20)			940,603
Percentage of NOP to capital			1.20%

31. Net Open Position (Continued)

In millions of Rupiah	2000		
	Net Open Position of assets and liabilities in the balance sheet	Net Open Position of assets and liabilities in the statement of commitments and contingencies	Total Net Open Position (absolute value)
USD	(10,821)	2,329	8,492
EUR	344	-	344
JPY	15,363	(13,714)	1,649
SGD	666	-	666
MYR	89	-	89
DEM	(6,845)	-	6,845
HKD	3,926	-	3,926
GBP	850	-	850
AUD	(31,886)	31,911	25
NLG	1,204	-	1,204
NZD	(34)	-	34
CAD	921	-	921
ITL	4,356	-	4,356
FRF	487	-	487
CHF	83	-	83
BEF	519	-	519
SEK	478	-	478
DKK	106	-	106
ESP	324	-	324
SAR	4	-	4
Net Open Position (absolute value)			31,402
Capital			687,097
Percentage of NOP to capital			4.57%

33. Employee pension plan

The Bank sponsors a define benefit pension plan (the "Plan") through Dana Pensiun PT Bank Buana Indonesia Tbk that covers substantially all permanent employees of the Bank. Under the Plan, pension benefits are to be paid to eligible employees at retirement, based primarily upon years of services with the Bank and compensation rates near retirement.

Dana Pensiun PT Bank Buana Indonesia Tbk was approved by the Ministry of Finance No. KEP-039/KM.17/1996 dated 6 February 1996. The plan is funded through annual contribution by the Bank which is sufficient to meet the minimum requirements set forth in applicable pension fund laws. This contribution usually reflects benefits attributed to employees' current service costs, as well as amortization of past service cost and actuarial adjustment.

The annual pension fund cost paid by the Bank was as follows:

In thousands of Rupiah	2001	2000
Normal cost (or 10% of annual employees remuneration)	15,413,335	9,734,040
Amortization of past service cost	1,000,000	1,000,000
	16,413,335	10,734,040

The following sets forth the funding status of the pension plan as of 31 December 2001 and 2000:

In thousands of Rupiah	2001 (unaudited)	2000
Fair value of Plan's net assets	127,901,843	96,420,265
Actuarial liability	(124,620,730)	(77,463,419)
Excess of fair value of Plan's net assets over actuarial liability	3,281,113	18,956,846

The following principal actuarial assumptions were used to measure the present value of the promised retirement benefit:

	2001	2000
1. Weighted average discount rate per annum to calculate the actuarial liability	13%	13%
2. Pensionable salary increase per annum	10%	10%

34. Transactions with related parties

The Bank conducted the following financial transactions with related parties which were made under the normal terms and conditions as with the third parties (except for loans to employees which are given for period of 1-120 months, interest free and repayment through monthly salary deduction):

Loans receivable (see Note 10)
Insurance of fixed assets (see Note 12)
Rent of building (see Note 13)
Demand deposits (see Note 14)
Saving accounts (see Note 15)
Time deposits (see Note 16)

The details of significant transactions and balances with related parties as of 31 December 2001 and 2000 were as follows:

	2001		2000	
In thousands of Rupiah	Amount	Percentage of total	Amount	Percentage of total
		%		%
Loans receivable:				
- Outstanding loans above 1 billion Rupiah:				
PT Gemini Mas Mulia	1,170,000	0.04	1,220,000	0.07
PT Karet Mas	1,941,000	0.07	1,914,000	0.11
PT Fiberindo Cemerlang	1,117,000	0.04	1,087,000	0.06
PT Tritunggal Multi Chemicals	3,800,000	0.14	8,847,000	0.49
PT Pintu Mas Mulia Kimia	14,844,000	0.55	2,748,000	0.15
PT Gizindo Pangan	2,316,000	0.09	-	-
- Outstanding loans below 1 billion Rupiah: (consist of 86 and 91 customers in 2001 and 2000, respectively)	12,027,869	0.45	10,653,413	0.59
Insurance coverage of fixed assets	101,010,000	100.00	111,140,939	100.00
Prepaid rent expense (part of other assets)	165,000	1.13	9,555,036	68.20
Demand deposits	155,062,977	5.03	157,508,207	6.49
Saving accounts	16,419,758	0.42	40,560,099	1.05
Time deposits	65,900,639	1.65	69,766,444	2.11
Spot foreign exchange contract payable:				
PT Bank Keppel TatLee Buana	-	-	2,398,750	9.09
Rent expense:				
PT Bumi Buana Sumber Indah (part of occupancy expenses)	9,555,036	84.65	7,335,364	85.95
Insurance expense	2,159,966	100.00	1,516,284	100.00

All related parties are parties related to the Bank through the same ownership/shareholdings, except for Mr. Karman Tandanu, who is one of the Bank's shareholders.

Interest income and expenses from/to related parties which are received/incurred by the Bank were less than 5% from the Bank's total interest income and interest expenses.

35. Reclassification of accounts

In connection with application of Statement of Financial Accounting Standard ("SFAS") No. 31 (2000 revision), "Accounting for Banking Industry", certain accounts in financial statements for the year ended 31 December 2000 have been reclassified to conform with the presentation of comparative financial statements for the year ended 31 December 2001.

In thousands of Rupiah	Before reclassification	Reclassification	After reclassification
Balance sheets:			
Assets:			
Marketable securities	6,940,602,414	(478,561,644)	6,462,040,770
Marketable securities purchased with agreements to resell	-	478,561,644	478,561,644
Derivative receivables	-	2,418,798	2,418,798
Other receivables	25,546,527	(2,418,798)	23,127,729
Acceptance receivables	-	9,976,397	9,976,397
Allowance for uncollectible acceptance receivables	-	(99,764)	(99,764)
Liabilities:			
Acceptance payables	-	9,976,397	9,976,397
Estimated loss on commitments and contingencies	1,637,910	(99,764)	1,538,146

36. Risk Management Structure

Credit risk management

In its lending and review process, the Bank takes a prudent approach and pays attention to Bank Indonesia regulations. The Bank's standards for lending include performing a detailed analysis and evaluation of customers' performance, capability, and collateral. However, the final decision on whether to make a loan is determined in Board of Directors' meetings.

Derivative transactions risk management and controls

Derivative transactions entered into by the Bank only consist of forward currency and swap currency transactions. The purpose of these derivative transactions is not only to hedge against exposure to foreign exchange rate changes, but also for arbitrage. Risks arising from these derivative transactions include counterparty or credit risk, liquidity risk, and settlement risk.

36. Risk Management Structure (Continued)

Counterparty risk arises because the counterpart may be unable to settle the sold currencies punctually due to financial difficulties or other reasons.

Liquidity risk arises because it may be difficult to set a price or find a counterpart in the market for doing derivative transactions with the Bank while the Bank wants to continue the new swap transactions.

Settlement transaction risk is introduced by the possibility of interference in the international payment system or human error such that punctual currency settlement is impossible.

To anticipate and control these risks, the Bank does the following:

- The bank determines the limit for the Treasury Bureau and revises it at least once a year. The restriction includes foreign exchange limit, money market limit, transaction limit, period limit, mismatch/gap limit, daily deficit limit, loss limit and overnight limit.
- The Settlement Department, which processes all administrative jobs related to the Treasury Bureau transactions, is managed by the Head of the Operation Bureau. The Settlement Department also acts as a controller over dealing room activities.
- The Head of the Treasury Bureau must immediately report to the Director of Treasury and propose to freeze the foreign exchange limit and money market limit if there is negative information regarding a bank or customer.
- The Treasury Bureau and the Settlement Department monitor the result of marking to market on daily derivative transactions from the FOXS System program. The Settlement Department must determine gain and loss possibility according to banking accounting standards.
- The Treasury Bureau must immediately contact the customers for additional deposits, if the customer's loss has almost reached the given margin.
- Every end of month, the Treasury Bureau must inform the customers in writing about the derivative transactions positions which are still outstanding, including details on the possibility of gain and loss.
- The Accounting and Finance Bureau periodically monitors cash flow forecasts and maturity profiles related to all derivative transactions, maintains the Net Open Position, and prepares a report to Bank Indonesia as required by the prevailing regulations.

37. Indonesian economy

Many Asia Pacific countries, including Indonesia, are experiencing economic difficulties, including liquidity problems, volatility in prices and significant slowdowns in business activity. The operations of the Bank may be affected in the foreseeable future by the country's economic condition; however, the effects, if any, cannot be determined at the present time.

C o m p a n y ' s D a t a

Brief History

1956	Established in Jakarta as a public bank
1972	Merges with PT Bank Pembinaan Nasional - Bandung
1974	Merges with PT Bank Kesejahteraan Masyarakat - Semarang
1975	Merges with PT Bank Aman Makmur - Jakarta
1976	Obtains a Foreign Exchange License from Bank Indonesia
1989	Sets up a joint venture bank, P.T. Mitsubishi Buana Bank, with Mitsubishi Bank of Japan
1990	Sets up a joint venture bank, P.T. DBS Buana TatLee bank, with Singapore's DBS and TatLee Bank
1993	Becomes a member of SWIFT
1994	Formally recognized as a bank by the state tax department
1997	- Mitsubishi Bank's stake in P.T. Mitsubishi Buana Bank is acquired by DBS Singapore (Bank re-named "PT. Bank DBS Buana") - DBS Singapore's stake in PT. Bank DBS Buana is acquired by TatLee Bank Singapore (Bank re-named "PT.TatLee Buana Bank")
1998	Receives "A" category status from Bank Indonesia
1999	PT. TatLee Buana Bank renamed PT. Keppel TatLee Buana Bank
2000	- BBI divests to PT DBS Buana Bank - Bank becomes a Public Listed Company

Organization Chart

PT BANK BUANA INDONESIA Tbk.


Loan Regulation Committe
Loan Committe
Asset and Liability Committe
Information and Technology Committe
Human Resources Committe
IT Division
Accounting & Financing Division
Electronic Banking Division
Legal Division
Organization R&D Division
Marketing Division

Legends

- solid line = Line of Command
- dotted line = Line of Direct Communication
- double line = Line of Supervision


Supervisory Board
Audit Committe
President Director
Internal Audit
Directors
Compliance Director
Executive Vice President
Treasury Division
Loan Division
Secretariat Division
General & Logistic Division
Branch Office
Operational Division
Corporate Secretary and Public Relation Division
Human Resources Division
Sub Branch Office
Cash Office
Sub Branch Office
Cash Office

BOARD OF COMMISSIONERS AND BOARD OF DIRECTORS

Board of Commissioners

Chairman	: Raden Rachmad
Commissioner	: Lukito Winarto
Commissioner	: Wimpie Wirja Surja

Board of Directors

President Director	: Jimmy Kurniawan Laihad
Director	: Kamaruddin
Director	: Aris Janasutanta Sutirto
Director	: Eddy Muljanto
Director	: Pardi Kendy
Director	: Safrullah Hadi Saleh

biography

Profiles of the Commissioners and Directors

R. Rachmad, *President Commissioner*
Indonesian citizen, was born in Demak on April 12th 1931. He graduated from the Faculty of Economics at the University of Indonesia, Jakarta, in 1967. Between 1949 and 1956 he was a member of the Semarang Police Force. He joined Bank Indonesia in 1956, where he worked until 1993, rising to the post of General Manager before being appointed Director in 1983. Following his retirement, he served as a Commissioner of PERURI from 1994 to 1999. He has been Chairman Board of Audit at PT. Bank Prima Express since 1996-until now. He joined the Company in 1996, serving first as Chairman Board of Audit, and subsequently as President Commissioner, a post he has held since 1998.

Lukito Winarto, *Commissioner*
Indonesian citizen, was born in Jakarta on October 21st 1959. He studied Civil Engineering at the University of Wisconsin in Madison, USA in 1980. He has attended a number of bank training programs and seminars. He joined the Company in 1980, serving as Head Office Sub Manager, Deputy Sub Branch Manager of the Bank's Sawah Besar, Jakarta, and finally Branch Manager of the Harmony Branch, Jakarta. He was appointed Commissioner in 1998.

Wimpie Wirja Surja, *Commissioner*
Indonesian citizen, was born in Sibolga on August 29th 1946. He studied at the University of North Sumatra's Faculty of Economics in 1967, and the Medan Academy of Banking in 1972. He joined the Company's Medan branch in 1967 as a member of the clerical staff, and in 1973 moved to the Bandung office. In 1975 he was appointed Assistant Head of the Semarang branch office, Solo Branch Head followed by Surabaya Branch Head in 1978, and Pontianak Branch Office in 1981. From 1996 to 2000 he served as Head of the Company's Internal Audit Team. He was appointed Commissioner in 2001.

Jimmy K. Laihad, *President Director*
Indonesian citizen, was born in Jakarta on September 2nd 1958. He completed his studies at the American Graduate School of International Management in Glendale, Arizona, USA, with a Masters degree in International Management. He also gained a Bachelors degree in Management of Financial Institutions from De La Salle University, Manila, Philippines. He has attended numerous banking and finance seminars and job training programs overseas. He began his career at the China Banking Corporation, Manila, where he worked from 1980 to 1982. He was Senior Credit Analyst at PT. Manufacturers Hanover Leasing Indonesia from 1982 to 1986, and Director of Euras Buana Leasing Indonesia from 1986 to 1991. Between 1991 and 1995 he was a Director of PT. Mitsubishi Buana Bank, Jakarta. He has been a Director of the Company, and was appointed President Director in August 1999.

Kamaruddin, *Director*
Indonesian citizen, was born in Ujung Pandang on August 15th 1935. He graduated with a major in economics from the University of Indonesia in 1964. He has attended numerous courses and training programs both at home and abroad. He worked for Bank Indonesia between 1957 and 1988, starting as Supervisor, and later as Section Head, Assistant Head of Operations and Manager of branch offices in Jember, Padang, and finally Medan. He was appointed a Director of the Company in 1988.

Aris Janasutanta Sutirto, *Director*
Indonesian citizen, was born in Surabaya on April 29th 1945. He gained a degree from the Faculty of Economics, Airlangga University, Surabaya. He has attended numerous banking seminars. He began his career as an employee of Bank BCA, Surabaya branch, where he worked from 1966 to 1969. He joined the Company in 1969, first as an employee, later as Section Head, Manager of the Urip Sumohardjo-Surabaya Sub Branch, Assistant Manager and Manager of the Semarang branch, and finally Manager of the Bandung branch. He was appointed Director of the Company in 1995.

Eddy Muljanto, *Director*
Indonesian citizen, was born in Jakarta on March 23rd 1947. He is a Jakarta High School graduate. He began his career with the Company as Assistant Manager, a post he held between 1967 and 1970. He was appointed Deputy Director and later Director of PT. Karet Mas, President Director of PT. Inumas, and Commissioner of PT. Sari Dasa Karsa. He rejoined the Company as Domestic Bureau Chief in 1984, and was appointed Director of the Company in 1995.

Pardi Kendy, *Director*
Indonesian citizen, was born in Pontianak on September 27th 1958. He competed his formal education studying for an MBA at the University of Luton. He has attended various seminars and training programs both at home and abroad. He has spent most of his career working in the Treasury field, including as a part-time Treasury consultant at several private banks, and is currently a temporary lecturer at the Indonesian Banking Institute. He began his career with the Hongkong & Shanghai Banking Corporation in Jakarta, where he worked from 1977 to 1987, rising the rank of Treasury Executive Officer. He was Chief Dealer of the Treasury of Bank Bangkok Ltd., Jakarta between 1987 and 1989, and Treasury Manager of PT. Bank Mitsubishi Buana between 1989 and 1996. He joined the Company in 1996 as Treasury Bureau Head, and was appointed Junior Director in 1998, and Director in August 1999.

Safrullah Hadi Saleh, *Director*
Indonesian citizen, was born in Jakarta on September 23rd 1954. He completed a B.Sc. in Accounting at De La Salle University, Manila, Philippines. He has attended numerous training programs and financial course overseas. He began his career as a Partner at the accounting firm Drs Utomo & Co. (now Prasetio, Utomo & Co.), where he worked from 1975-1993. He served as Managing Director of PT Bank Arya Panduarta Tbk from May 1993 to March 1999. Between March and October 1999 he was Coordinator of Bank Nusa International's Management Team. He was Chief Financial Officer and Project Manager for the merger of 8 BTOs into Bank Danamon Indonesia Tbk from October 1999 to September 2001. He joined the Company as a Director in 2001.

EXECUTIVE

Executive Vice Presidents

Executive Vice President	: Karman Tandanu
Executive Vice President	: Ishak Sumarno
Executive Vice President	: Januar Tedjo Kusumo
Executive Vice President	: Antony
Executive Vice President	: Soehadi Tansol

Division Head

Head of Internal Audit Division	: Dewi Januwaty Harsono
Head of IT Division	: Adrianto Liauw
Head of Organization, R&D Division	: Soehadi Tansol
Head of Accounting and Finance Division	: Winny Widya
Head of Electronic Banking Division	: Basuki Tjahjono
Head of Marketing Division	: Sukianto Sukagunas
Head of Legal Division	: Tristawati Widjaja
Head of Treasury Division	: Alwil Lim
Head of Loan Division	: Yongki Irawan
Head of Operation Division	: Tedi
Head of Secretariat Division	: Lany Martahadi
Corporate Secretary and Public Relation	: Maruba Sihaloho
Head of General Service and Logistics Division	: Theo Kharisma
Head of Human Resources Division	: C. Muljatma Mulja

Branch Manager

NO	BRANCH	BRANCH MANAGER
1	Harmoni	Rusmini Wijatno
2	Tanah Abang	Susanti Taurina W
3	Kelapa Gading	Sudirman Harijanto
4	Medan	Chairy Tandanu
5	Pekanbaru	Amir Abidin
6	Batam	Henry
7	Palembang	Welhelmus Indra Widjaja
8	Jambi	Sucipto Hindarto
9	Bengkulu	Prasodjo Suthianto
10	Bandar Lampung	Suwanto Thamrin
11	Bogor	Surjadi Kurniawan
12	Serang	Tommy Ardianto Tjandra
13	Bandung	Didi Tjahjono Tirtokusumo
14	Tasikmalaya	Herry
15	Semarang	Adang Hidajat
16	Cirebon	Hadi Siswanto
17	Solo	Wigianto
18	Purwokerto	Vinsensius Setiawan
19	Magelang	Ratanadjaya
20	Yogyakarta	Kusnadi Lokadhi
21	Surabaya	Iman Setijo Budi Utomo
22	Malang	Usman
23	Jember	Bambang Suradi
24	Jombang	Agus Sutanto
25	Banyuwangi	Arnoldus Soro
26	Denpasar	Tjandra Beratha
27	Makassar	Doddy Permadi Syarief
28	Samarinda	Rusdi Yanto
29	Balikpapan	Kus Aryanto Ongko
30	Banjarmasin	Efendy Suryaputra
31	Pontianak	Julius Irawan


ADDRESSES

HEAD OFFICE

Office of Directors and Commissioners
Jalan Gajah Mada No. 1 A, Jakarta 10130
Phone : 6330585, 63865927, 63865931
Fax. : 6324467, 6324478, 6324941
Website : www.bankbuana.com

Head Office
Jalan Asemka No. 32 – 36, Jakarta 11110
Phone. : (021) 6922901, 2601055, 6922045, 2601051
Fax : (021) 2601033, 6924105, 2601013, 2925946

Sub Branch:

Jatinegara
Jl. Pasar Utara No. 10 – 12,
Jatinegara Jakarta Timur
Phone : (021) 8191918, 8193110, 8197726, 2800178
Fax : (021) 8508919

Senen
Pusat Perdagangan Senen Blok I-II
Lantai Dasar No.15, Jakarta Pusat
Phone : (021) 4210461, 4268271, 4211072
Fax : (021) 4210461

Tangerang
Jl. Ki Asnawi No. 64 C – D, Tangerang
Phone : (021) 5523081, 83 – 84
Fax : (021) 5523082

Sawah Besar
Jl. Sukarjo Wiryopranoto No. 26, Jakarta Pusat
Phone : (021) 3853677, 2313678, 2313479, 3453336
Fax : (021) 3860602

Glodok Plaza
Jl. Pinangsia Raya, Glodok Plaza Blok F No. 1,
Jakarta Barat
Phone : (021) 6594723, 6596745, 6595026,
6280943, 2601029
Fax : (021) 6280944

Pluit
Jl. Pluit Kencana Raya No. 76, Jakarta Utara
Phone : (021) 6692163, 6611770-71
Fax : (021) 6691163

Teluk Gong
Jl. Kapuk Muara, Komplek Duta Harapan Indah
Blok G No. 10, Jakarta Utara
Phone : (021) 6617577- 78
Fax : (021) 6612279

Jembatan Lima
Jl. K.H. Mas Mansyur No. 213 B, Jakarta Barat
Phone : (021) 6336570, 6335176
Fax : (021) 6335032

Mangga Besar
Jl. Mangga Besar No. 68 – 68 A, Jakarta Barat
Phone : (021) 6398092, 6292349, 6292150,
6594677, 2601030
Fax : (021) 6293113

Petak Baru
Jl. Petak Baru No. 25 – 26, Jakarta Barat
Phone : (021) 6922115, 6922432, 6912224,
6901756-57, 6924069
Fax : (021) 6928086

Mangga Dua
Pusat Grosir Pasar Pagi Mangga Dua Lt. III
Blok BC 011, 012, 012A and 014, Jakarta Utara
Phone: (021) 2601031, 6255661
Fax : (021) 6127341

Roxy Mas
Jl. K.H. Hasyim Ashari Blok D4 No. 18,
Roxy Mas, Jakarta
Phone : (021) 63858204 – 05
Fax : (021) 63858207

Tanjung Duren
Jl. Tanjung Duren Raya Blok N No. 352,
Jakarta Barat
Phone : (021) 5673950, 5685079, 5642027
Fax : (021) 5685079

Bandara Soekarno – Hatta
Terminal D Bagian Kedatangan
Ruang Usaha No. D9P 14 – 15,
Bandara Soekarno – Hatta, Cengkareng, Jakarta
Phone. : (021) 5501182 – 83, 5506814, 5506822
Fax : (021) 5501181

Terminal D Bag. Keberangkatan
Ruang Usaha No. D9D 60,
Bandara Soekarno – Hatta, Cengkareng – Jakarta
Phone : (021) 5501184

Pasar Baru
Jl. Samanhudi, Pusat Perbelanjaan "METRO",
Pasar Baru, Lt. Dasar No. 112 A, Jakarta
Phone : (021) 3455719, 3500523
Fax : (021) 3455719

Mangga Dua Plaza
Jl. Mangga Dua Raya, Mangga Dua Plaza
Blok F No. 5, Jakarta Pusat
Phone : (021) 6120086 – 6120912
Fax : (021) 6129130

Pangeran Jayakarta
Jl. Pangeran Jayakarta No. 141 Blok I A/32,
Jakarta Pusat
Phone : (021) 6394339, 6491448
Fax : (021) 6250766

Jembatan Dua
Jl. Jembatan Dua No. 139 A, Jakarta Utara
Phone : (021) 6696134, 6610615, 6631761 – 62
Fax : (021) 6610615

Muara Karang
Jl. Muara Karang No. 1 Rt.019 Rw. 02
Kav. Blok Y3 Barat No. 10, Jakarta Utara
Phone : (021) 6625967 – 69, 6601048
Fax : (021) 6606171

BRANCH HARMONI
Jl. Gajah Mada No. 1 A, Jakarta 10130
Phone : (021) 6330585 – 63865927
Fax : (021) 6330558, 6335377, 6314118

Sub Branch :
Panglima Polim
Jl. Panglima Polim Raya No. 18 A, B, C
Jakarta Selatan
Phone: (021) 7251603, 7251655, 7202668, 7246073
Fax : (021) 7222187

Ciputat
Jl. Dewi Sartika 46 A RT.04/03, Jakarta
Phone : (021) 7445601, 7445637
Fax : (021) 7445601

Depok
Jl. Kartini No. 88 C – D, Depok, Jawa Barat
Phone : (021) 7765236, 7202916 – 18
Fax : (021) 7765237

Pasar Minggu
Jl. Raya Ragunan No. 11, Ps. Minggu,
Jakarta Selatan
Phone : (021) 7804680, 7819665, 78831562
Fax : (021) 7890438

Petojo
Jl. A.M. Sangaji No. 25 E, Jakarta Pusat
Phone : (021) 6324562-63, 6308732, 63855187,
63861864, 63855975
Fax : (021) 6324562

Kedoya
Jl. Taman Cosmos Megah Permai Blok I/1-2, Kedoya,
Jakarta Barat
Phone : (021) 5652332, 5640948-49, 56962338
Fax : (021) 5652338

Cengkareng
Jl. Lingkar Luar Barat No. 5 BF, Cengkareng Timur,
Jakarta Barat
Phone : (021) 5445819, 5457708, 5417556
Fax : (021) 5417556

Kramat Jati
PD Pasar Jaya Kramat Jati Blok A No. 23,
Jakarta Timur
Phone : (021) 8092417, 8011644, 8013973
Fax : (021) 8013973

Bungur
Ruko Central Bungur,
Jl. Bungur Besar No. 42 B Gunung Sahari Selatan,
Kemayoran, Jakarta Pusat
Phone : (021) 4248841, 7250813
Fax : (021) 4248844

BRANCH TANAH ABANG
Jl. K.H. Fakhruddin No. 36 Blok F No. 6-8, Jakarta
Phone : (021) 3803320 – 3846171
Fax : (021) 3151787 – 3151071

Sub Branch :
Palmerah
Jl. Palmerah Barat No. 39 B, Jakarta Pusat
Phone : (021) 5325479
Fax : (021) 5329249

Pondok Indah
Proyek Perumahan Pondok Indah
Blok I S/E – IA, IB
Jl. T.B. Simatupang, Jakarta Selatan
Phone : (021) 75906165
Fax : (021) 75900185

Pondok Gede
Pondok Gede Plaza Ruko Blok D/12,
Pondok Gede, Bekasi
Phone: (021) 84993550 – 52
Fax : (021) 84993552

BRANCH KELAPA GADING
Jl. Raya Barat Boulevard Blok LC7/1-2,
Kelapa Gading Permai, Jakarta Utara
Phone : (021) 45229171 – 73,
4513241 – 42, 4513244
Fax : (021) 4529179 - 45844045

Sub Branch:
Bekasi
Jl. Ir. H. Juanda No. 98 G, Bekasi 17113
Phone : (021) 8802926
Fax : (021) 88348645

Kelapa Gading Boulevard
Jl. Boulevard Raya Blok FWI No. 18
Kelapa Gading, Jakarta Utara
Phone : (021) 4531069 - 4531071
Fax : (021) 4541059

Rawamangun
Jl. Pengambiran No. 33, Rawamangun,
Jakarta Timur 13220
Phone : (021) 4703107, 4707069, 4753326
Fax : (021) 4753326

Tanjung Priok
Jl. Yos Sudarso No. 69 – 70,
Kebon Bawang, Tanjung Priok,
Jakarta Utara
Phone : (021) 4351459 – 61
Fax : (021) 4366562

Sunter Agung
Jl. Danau Sunter Agung Utara
Blok D 1 No. 6B, Sunter Agung, Jakarta
Phone : (021) 6451120 – 21
Fax : (021) 6453821

BRANCH MEDAN
Jl. Palang Merah No. 30, Medan
Phone : 061) 4156574
Fax : (061) 4148556, 4154793, 4560116

Sub Branch:
Tomang Elok
Jl. Jend. Gatot Subroto
Komp. Tomang Elok Blok A No. 55,
Sei Sikambing, Medan
Phone : (061) 8455405, 8455785, 8455635
Fax : (061) 8455656

Asia
Jl. Asia No. 132/137, Medan
Phone : (061) 7368623, 7368653
Fax : (061) 7368932

Deli Plaza
Jl. Putri Hijau No. 1,
Deli Plaza Lt. 1 Blok 1 –6, Medan
Phone : (061) 4148724, 4148167
Fax : (061) 4148295

Central Pasar
Jl. Letjend M.T. Haryono, Central Pasar Medan
Lantai 1 Blok I No. 1-2-17-18, Medan
Phone : (061) 4531929, 4531611
Fax : (061) 4531737

Pulo Brayan
Jl. K.L. Yos Sudarso No.258/16A,
Pulo Brayan, Medan
Phone : (061) 6611688, 6611911
Fax : (061) 6636922

BRANCH SURABAYA
Jl. Panglima Sudirman No. 53
Phone : (031) 5471772-76,
Fax : (031) 5345026
Telex : 31679, 31229

Sub Branch
Jalan Coklat
Jl. Coklat No. 12 – 14, Surabaya 60161
Phone : (031) 3526784 – 88, 3530966 – 73
Fax : (031) 3523332, 3530823

Kertopaten
Jl. Kertopaten 30, Surabaya
Phone : (031) 3760601 – 02
Fax : (031) 3762855

Kedungdoro
Jl. Kedungdoro 155 D, Surabaya
Phone : (031) 5321365, 5322451
Fax : (031) 5471442

Sidoarjo
Jl. Jend. Achmad Yani 40 J, Sidoarjo
Phone : (031) 8941046/47
Fax : (031) 8941836

Kertajaya
Jl. Kertajaya No. 172, Surabaya
Phone : (031) 5017320, 5019391
Fax : (031) 5017300

Kapas Krampung
Jl. Kapas Krampung No. 55 B, Surabaya
Phone : (031) 3769292, 3727910, 3718281
Fax : (031) 3715633

Mojokerto
Jl. Mojopahit No. 55 – 57, Mojokerto
Phone : (0321) 322719, 322816
Fax : (0321) 322291

Mayjend Sungkono
Komp. Darmo Park I Blok III - A No. 7 & 8,
Jl. Mayjend. Sungkono, Surabaya
Phone : (031) 5667582, 5614431 – 32, 5672982
Fax : (031) 5672982

Rungkut
Jl. Rungkut Kidul Industri No. 62 – Surabaya
Phone : (031) 8418271 - 8419272
Fax : (031) 8414571

Pasar Atum
Kompleks Pertokoan Pasar Atum Blok G-18,
Surabaya
Phone : (031) 3523545
Fax : (031) 3530793

BRANCH BANDUNG
Jl. Jend. Sudirman No. 55 A, Bandung
Phone : (022) 4204491
Fax : (022) 4438906

Sub Branch
A. Yani
Jl. Jend. Achmad Yani No. 235, Bandung
Phone : (022) 7204952, 7205551

Kopo
Jl. Kopo No. 91, Bandung
Phone : (022) 5209932, 5204784
Fax : (022) 5204784

Kiaracondong
Jl. Kiaracondong No. 267, Bandung
Phone : (022) 7301110, 7311930

Cimahi
Jl. Raya No. 545, Cimahi, Bandung
Phone : (022) 6652789, 6657013
Fax : (022) 6657013

Sukajadi
Jl. Sukajadi No. 5, Bandung
Phone : (022) 2039266, 2037498
Fax : (022) 2039266

Banceuy
Komp. Pertokoan Banceuy Permai
Blok B 7 No. 80, Bandung
Phone: (022) 4237267, 4210851

Andir
Jl. Jend. Sudirman No. 485, Bandung
Phone : (022) 6073879, 6031807
Fax : (022) 6031807

Kopo Bihbul
Jl. Raya Kopo Bihbul No. 69, Bandung 40232
Phone : (022) 5401131, 5420269
Fax : (022) 5420466

Ujung Berung
Jl. Raya Ujung Berung No. 26, Bandung
Phone : (022) 7832513, 7832512
Fax : (022) 7800423

Istana Plaza
Istana Plaza Blok LG/D2,
Jl. Pasirkaliki 121/123 (Jl. Pajajaran No. 64),
Bandung 40171
Phone : (022) 6006623, 6006853, 6040845
Fax : (022) 6030117

BRANCH SEMARANG
Gang Tengah No. 16, Semarang
Phone : (024) 547415
Fax : (024) 542478, 5421421

Sub Branch
Siliwangi
Jl. Jend. Sudirman No. 131, Semarang
Phone : (024) 7608623
Fax : (024) 7608791

Majapahit
Jl. Brigjend. Sudiarto 106, Semarang
Phone : (024) 723761 - 62
Fax : (024) 723761

Weleri
Jl. Terminal Colt No. 4, Weleri
Phone : (0294) 41393 – 94, 41411
Fax : (0294) 41394

Ambarawa
Jl. Jend. Sudirman No. 57/A1-2-3
Komp. Pertokoan Ambarawa Plaza, Ambarawa
Phone : (0298) 591289, 592290
Fax : (0298) 591289

Salatiga
Komp. Pertokoan Salatiga Plaza Blok A/4
Jl. Jend. Sudirman No. 61, Salatiga
Phone : (0298) 22027, 26032
Fax : (0298) 26032

Lingkungan Indrustri Kecil (LIK)
Jl. Industri Raya Timur Kav. No. 1,
Semarang
Phone : (024) 6590868 - 70
Fax : (024) 65690867

BRANCH MAKASAR
Jl. Sulawesi No. 83, Makassar
Phone : (0411) 321421 – 22, 324645, 324439
Fax : (0411) 315702

Sub Branch
Panakkukang
Jl. Pengayoman No. 48 - Makassar
Phone : (0411) 458260
Fax : (0411) 458260

BRANCH PALEMBANG
Jl. Mesjid Lama No. 48 – 50, Palembang 30125
Phone : (0711) 310965
Fax : (0711) 313216

Sub Branch
Jend. Sudirman
Jl. Jend. Sudirman No.1031 D – E, Palembang
Phone : (0711) 358682

10 Ulu
Jl. K.H. Azhari No. 56 – 58 RT.38/RW.13, 9/10
Ulu, Palembang 30251
Phone : (0711) 513344

16 Ilir
Jl. Pasar 16 Ilir No. 132, Palembang
Phone : (0711) 354233, 355292

Kol. H. Burlian/KM5
Jl. Kol. H. Burlian No. 48, Palembang
Phone : (0711) 410866

BRANCH SOLO
Jl. Jend. Urip Sumoharjo No. 13 – 17, Solo
Phone : (0271) 646348
Fax : (0271) 646947, 646533, 630620

Sub Branch
Pasar Klewer
Jl. Secoyudan - Kios Pasar Klewer
Blok EE 9, 10, 11, 12, Solo
Phone : (0271) 652307 - 655203
Fax : (0271) 641798

Kratonan
Jl. Yos Sudarso No. 246, Solo
Phone : (0271) 652626
Fax : (0271) 655622

Pasar Legi
Pasar Legi Kios No. 26 – 27,
Jl. S. Parman , Solo
Phone : (0271) 641177, 654656, 666536
Fax : (0271) 666535

Sragen
Jl. Raya Sukowati No. 1, Sragen
Phone : (0271) 91250, 91276

Klaten
Jl. Pemuda Utara No. 133, Klaten
Phone : (0272) 21282, 22378

BRANCH PONTIANAK
Jl. Tanjung Pura No. 278, Pontianak 78122
Phone : (0561) 732600, 734656, 732966, 731778,
762319, 762321
Fax : (0561) 736282

Sub Branch
Sungai Raya
Jl. Adi Sucipto Km. 7,3 Sungai Raya, Pontianak
Phone : (0561) 721770

Cash Office
Sultan Muhammad
Jl. Sultan Muhammad No. 180, Pontianak
Phone : (0561) 731582

BRANCH CIREBON
Jl. Yos Sudarso No. 29, Cirebon 45111
Phone : (0231) 205040
Fax : (0231) 248340

Sub Branch
Kuningan
Komplek Kuning Ayu,
Jl. Dewi Sartika No. 4, Kuningan 45511
Phone : (0232) 871738
Fax : (0232) 871738

Pasar Balong Pekiringan
Jl. Pekiringan No. 113, Cirebon 45117
Phone : (0231) 205625
Fax : (0231) 205625

Jamblang
Jl. Raya Jamblang No. 23, Jamblang 45156
Phone : (0231) 341272
Fax : (0231) 341272

BENGKULU
Jl. Suprapto No. 169 – 171, Bengkulu
Phone : (0736) 21705, 22187, 23680 – 81
Fax : (0736) 21110

Sub Branch
Curup
Jl. Merdeka No. 11, Curup, Bengkulu
Phone : (0732) 21764
Fax : (0732) 21024

Lingkar Timur
Jl. Salak No. 105 C, Lingkar Timur, Bengkulu
Phone : (0736) 345222
Fax : (0736) 345333

BRANCH JEMBER
Jl. Gajah Mada No. 68, Jember 68131
Phone : (0331) 484545 – 47, 424759, 424859
Fax : (0331) 484980

Sub Branch
Kencong
Jl. Krakatau No. 1 - Kencong, Jember
Phone : (0336) 321228

Cash Office
Bondowoso
Jl. R.E. Martadinata No. 49 – Bondowoso, Jember
Phone : (0332) 421429

Balung
Jl. Puger No. 28 – Balung, Jember
Phone : (0336) 321306

Ambulu
Jl. Suyitman No. 46 – Ambulu, Jember
Phone : (0336) 881902

BRANCH DENPASAR
Dr. Wahidin No. 39, Denpasar Bali
Phone : (0361) 433014
Fax : (0361) 424245

Sub Branch
Tabanan
Jl. Gajah Mada No. 80, Tabanan Bali
Phone : (0361) 812569, 811588
Fax : (0361) 812569

Klungkung
Jl. Darmawangsa No. 8, Semarapura, Bali
Phone : (0366) 22062
Fax : (0366) 22062

Kuta
Jl. Raya Legian No. 99 X, Kuta, Bali
Phone : (0361) 754044 - 767188
Fax : (0361) 767189

Diponegoro
Jl. Diponegoro No. 150 Blok A1 No. 2, Denpasar Bali
Phone : (0361) 262773
Fax : (0361) 262773

Gatot Subroto
Jl. Gatot Subroto No.100X Kav.10, Denpasar
Phone : (0361) 263161
Fax : (0361) 263161

BRANCH TASIKMALAYA
Jl. Empang No. 50, Tasikmalaya
Phone : (0265) 310300
Fax : (0265) 332007

Sub Branch
Ciamis
Jl. Pasar Manis Ruko No. 38, Ciamis, Tasikmalaya
Phone : (0265) 777200

Banjar
Jl. Letjend. Suwarto No. 61, Banjar - Tasikmalaya
Phone : (0265) 741485, 742860

Pasar Wetan
Jl. Pasar Wetan Baru No. 12, Tasikmalaya 46122
Phone : (0265) 334004, 334023

BRANCH SERANG
Jl. S.M. Hasanuddin,
Serang Plaza Blok II No. 5 – 7, Serang
Phone : (0254) 200153, 201566
Fax : (0254) 200692

Sub Branch
Cilegon
Jl. Raya Cilegon No. 6, Cilegon, Serang
Phone : (0254) 391034, 392057

Rangkas Bitung
Jl. Sunan Kalijaga No. 62,
Rangkasbitung, Serang
Phone : (0054) 201595, 201703

BRANCH BANDAR LAMPUNG
Jl. Ikan Bawal No. 87, Teluk Betung,
Bandar Lampung
Phone : (0721) 482982 (Hunting)
Fax : (0721) 482951

Sub Branch
Tanjung Karang
Jl. Padang Blok B III No. 2, Tanjung Karang,
Bandar Lampung
Phone : (0721) 261155, 261927

Metro
Kompleks Pertokoan Sumur Bandung
Blok B No.3, Metro, Lampung
Phone : (0725) 47666, 47123

BRANCH MAGELANG
Jl. Tidar No. 17, Magelang
Phone : (0293) 362181, 364344, 365261, 364405/ 06
Fax : (0293) 364271

Sub Branch
Purworejo
Jl. Kol. Sugiono No. 26, Purworejo, Magelang
Phone : (0275) 321607
Fax : (0275) 321740

Muntilan
Komp. Ruko PJKA A.II No. 3, Muntilan, Magelang
Phone : (0293) 587323, 586508
Fax : (0293) 587415

Wonosobo
Jl. Pasar I Komplek Ruko Blok B6, Wonosobo
Phone : (0286) 321302
Fax : (0286) 321598

Temanggung
Jl. S. Parman No. 36 A, Temanggung, Magelang
Phone : (0293) 491555
Fax : (0293) 492462

BRANCH PEKANBARU
Jl. Jend. Sudirman No. 442, Pekanbaru
Phone : (0761) 21168, 848053 – 54
Fax : (0761) 22064, 29862

Sub Branch
Jalan Nangka
Jl. Nangka No. 181, Pekanbaru
Phone : (0761) 31308, 31309, 20439, 20441
Fax : (0761) 37317

Juanda
Jl. Ir. H. Juanda No. 125, Pekanbaru
Phone : (0761) 23648, 38885, 38964

BRANCH BALIKPAPAN
Jl. A. Yani No. 267, Balikpapan
Phone : (0542) 32531
Fax : (0542) 32534

Sub Branch
Pandan Wangi
Jl. Pandan Wangi No. 116,
Komplek Pertokoan Pandan Wangi, Balikpapan
Phone : (0542) 33597, 32996

Klandasan Ulu
Komplek Pertokoan Cemara Rindang,
Jl. Jend. Sudirman No.76, Klandasan Ulu,
Balikpapan
Phone : (0542) 33064, 36809

Balikpapan Permai
Komp. Balikpapan Permai,
Jl. Jend. Sudirman Blok C/II No. 88, Balikpapan
Phone : (0542) 33238, 33228

BRANCH SAMARINDA
Jl. Pangeran Diponegoro No. 68 – 70, Samarinda
Phone : (0541) 732495
Fax : (0541) 732490

Sub Branch
Dr. Soetomo
Jl. Dr. Soetomo No. 4, Samarinda
Phone : (0541) 735927

BRANCH BANYUWANGI
Jl. Jend. sudirman No. 16, Banyuwangi
Phone : (0333) 426500, 422270 – 71, 423061 – 62, 424070, 424705
Fax : (0333) 424260

Sub Branch
Genteng
Jl. Gajah Mada No. 222, Genteng, Banyuwangi
Phone : (0333) 845453
Fax : (0333) 845388

Muncar
Jl. Raya No. 147, Muncar, Banyuwangi
Phone : (0333) 593504
Fax : (0333) 593064

Rogojampi
Jl. Raya Pasar Rogojampi Blok A1 No. 24-25,
Rogojampi, Banyuwangi
Phone : (0333) 631709
Fax : (0333) 631710

Jajag
Jl. P.B. Sudirman No. 56, Jajag, Banyuwangi
Phone : (0333) 396398
Fax : (0333) 396305

BRANCH YOGYAKARTA
Jl. Jend. Sudirman No. 62, Yogyakarta
Phone : (0274) 562000, 517410
Fax : (0274) 563433

Sub Branch
Brigjend. Katamso
Jl. Brigjend. Katamso No. 280, Yogyakarta
Phone : (0274) 378569

Pasar Beringhardjo
Jl. Lor Pasar No. 59, Yogyakarta
Phone : (0274) 586072

Kricak
Jl. Magelang No.121, Yogyakarta
Telp. : (0274) 553235 - 563195

BRANCH BOGOR
Jl. Dewi Sartika No. 54, Bogor
Phone : (0251) 314257, 314933, 311836
Fax : (0251) 382077

Cash Office
Suryakencana (Baru)
Jl. Suryakencana No. 70, Bogor
Phone : (0251) 325256, 325307

Leuwiliang
Jl. Raya Leuwiliang No. 82, Bogor
Phone : (0251) 647159

Suryakencana
Jl. Suryakencana No. 327, Bogor
Phone : (0251) 322386, 356525

BRANCH BANJARMASIN
Jl. Lambung Mangkurat No. 17,
Banjarmasin 70111
Phone : (0511) 57172
Fax : (0511) 53305

Sub Branch
A. Yani
Jl. Jend. A. Yani KM 2 RT.17, Banjarmasin
Phone : (0511) 269525
Fax : (0511) 259525

BRANCH BATAM
Jl. Imam Bonjol Blok B 1-2,
Komp. Bumi Indah, Batam
Phone : (0778) 459691, 459693, 458614
Fax : (0778) 458601

BRANCH JOMBANG
Jl. K.H. Wahid Hasyim No. 177, Jombang
Phone : (0321) 862500 – 01, 862337
Fax : (0321) 862171

BRANCH MALANG
Jl. Basuki Rahman No. 63, Malang
Phone : (0341) 342333
Fax : (0341) 342572

Sub Branch
Lumajang
Jl. P.B. Sudirman No. 20 F – G, Lumajang
Phone : (0334) 81521, 881905
Fax : (0334) 881905

Gatot Subroto
Jl. Gatot Subroto N0. 21 E, Malang
Phone : (0341) 356044, 343230
Fax : (0341) 356044

BRANCH PURWOKERTO
Jl. Jend. Sudirman No. 330 ,
Purwokerto, Jawa Tengah
Phone : (0281) 631464 , 623466, 630259,
630942, 635950, 635996
Fax : (0281) 636747

BRANCH JAMBI
Jl. R. Mattaher No.34-35, Jambi
Phone : (0741) 20623 (Hunting)
Fax : (0741) 54104

List of Correspondence Bank

Bangkok Bank Ltd., New York

Bankers Trust Co., New York

Oversea Chinese Banking Corp., Singapore

ABN AMRO Bank, Jakarta

Chase Manhattan Bank, New York

The Bank of New York, New York

Union Bank of California, New York

Marine-Midland Bank, New York

American Express, New York

City Bank N.A., New York

United overseas Bank, Singapore

Oversea Chinese banking Corp., Singapore

D.B.S., Singapore

Hongkong and Shanghai Banking Corp.LTD, Hongkong

Wing Hang Bank, Hongkong

Westpac Bank, Wellington

Bangkok Bank, London

ANZ Banking Group, Melbourne

National Australia Bank, Melbourne

Bangkok Bank LTD, Tokyo

Union Bank of California, Tokyo

The Bank of Tokyo Mitsubishi, Tokyo

Union Bank of Switzerland, Zurich

Nord Banken Stockholm, Sweden

Den Danske Bank, Copenhagen

The Toronto Dominion Bank, Toronto

The Bank of New York, Frankfurt

Deutsche Bank, Frankfurt

Bank Austria AG, Vienna

A.B.N. AMRO Bank, Amsterdam

Banca Intesa, Milan

Credit Agricole, Paris